UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

March 3, 2010
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven — The Netherlands

This report contains the annual report of NXP B.V. (the “Company”) for the fiscal year 2009, as furnished to the holders of the Company’s debt securities.

Exhibits

1.                                       Annual report of NXP Semiconductors fiscal year 2009

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 3rd day of March 2010.

NXP B.V.

/s/ K.-H. Sundström
Karl-Henrik Sundström
(CFO)

3

Exhibit 1

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects, and our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us. If any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Fair value information

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to change over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Reporting currency

As from January 1, 2008, NXP changed its reporting currency from Euro to US dollar in order to be more aligned with the Semiconductor market. Prior periods of the Financial Statements have been revised to reflect this change.

US GAAP basis of presentation

The financial information included in this document is based on US GAAP, unless otherwise indicated.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation or as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s).

A discussion of non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document in the chapter “Reconciliation of non-US GAAP information”.

Contents

3	Financial highlights

5	Letter from the CEO

9	Information on the NXP Group
9	Structure
10	Business overview
10	Strategy
12	Redesign Program
13	Business activities
14	Business segments
22	Significant acquisitions and divestments
24	Alliances and investments

25	Management discussion and analysis
25	Basis of presentation
26	Effect of acquisition accounting
27	Use of certain non-US GAAP financial measures
29	Management summary
31	Performance of the Group 2009 compared to 2008
39	Performance by segment 2009 compared to 2008
47	Performance of the Group 2008 compared to 2007
55	Performance by segment 2008 compared to 2007
62	Employment
63	Liquidity and capital resources
69	Guarantees and contractual obligations
71	Risk management
89	Critical accounting policies
95	Reconciliation of non-US GAAP information
98	Subsequent events
98	Outlook

99	NXP’s leadership

104	Report of the supervisory board

109	Auditors’ reports

111	Group financial statements
111	Consolidated statements of operations
112	Consolidated balance sheets
114	Consolidated statements of cash flows
116	Consolidated statements of changes in shareholder’s equity
117	Notes to the consolidated financial statements

198	Investor information

Financial highlights

all amounts in millions of USD unless otherwise stated

	2007	2008	2009

Sales	6,321	5,443	3,843

Income (loss) from operations (IFO)	(778)	(2,646)	(900)
as a % of sales	(12.3)	(48.6)	(23.4)

Earnings before interest, tax, depreciation and amortization (EBITDA) (1)	729	(905)	112
as a % of sales	11.5	(16.6)	2.9

Adjusted EBITDA (1)	1,031	485	336
as a % of sales	16.3	8.9	8.7

Net income (loss)	(603)	(3,574)	(161)

Cash flows before financing activities (1)	(145)	393	(667)

Shareholder’s equity	4,528	1,075	930

Net debt : total equity ratio (1)	51:49	78:22	79:21

Employees at end of period	37,627	30,174	28,150

(1)          For a reconciliation to the most directly comparable US GAAP measures, see “Management discussion and analysis - Reconciliation of non-US GAAP information”.

Letter of the CEO

NXP Annual Report 2009

Dear Stakeholders,

I am pleased to present our 2009 Annual Report, which sets out the results of our activities in 2009 and the measures taken to improve our business basis going forward.

For NXP, it is key to maintain the greatest possible flexibility and speed in execution, since our industry is marked by fast-paced change, an ongoing cyclical pattern, and continuous innovation. In 2009, NXP’s flexibility and rigorous execution were critical factors in dealing competitively with the effects of the severe global economic and financial crisis. We took the challenges head-on, made many bold decisions, and will continue to do so. We adapted our organization to focus on key technologies where we have the opportunity to win with our customers. We also defined a clear way forward with our High Performance Mixed Signal strategy.

Looking back at 2009

Swift execution of NXP’s Redesign program

In 2009 we continued to execute on the Redesign of the company in order to achieve industry benchmark processes, and cost, quality and operational excellence. I am pleased to share that the Redesign Program is ahead of schedule. It is also delivering more savings than originally anticipated, and the program has been expanded to cover additional areas. The annual savings that will be realized in the course of 2011 are expected to exceed USD 650 million. This compares with the original target of USD 550 million by the end of 2010. The costs for the Redesign Program are now estimated to be no greater than USD 750 million by the end of 2011 as opposed to 700 million by the end of 2010, of which USD 433 million has been paid out through the end of 2009. In terms of the acceleration of activities, our wafer fab in Caen was sold in June, while production in Fishkill stopped in July, both ahead of the original schedule. The process and product transfer programs related to the fabs in Hamburg and ICN 5 in Nijmegen are on track.

The program has been expanded to include, among others, the employee termination costs relating to the combination of our television systems and set-top box business lines with Trident Microsystems, which we completed on February 8, 2010. We have also expanded the Program to include the closing of an additional wafer fab, our ICN 6 facility in Nijmegen, which is scheduled for early 2011.

Improvement in capital structure

In addition to the operational restructuring we realized a substantial improvement in our capital structure, despite the difficult market circumstances. We began this process in March/ April when we succeeded in reducing our debt by over half a billion dollars by means of bond exchanges. In the third quarter we reduced our total debt by USD 814 million as a result of our tender offer and several privately negotiated transactions. The combined result of all debt restructuring transactions in 2009 was a reduction of our gross debt by more than USD 1.3 billion. The net interest expense was reduced from USD 475 million in 2008 to USD 359 million in 2009 as a result of these debt exchanges, buy-backs, and favorable interest rates. The full effect of these debt exchanges and buy-backs with the resulting reduced interest will be visible in 2010. We feel we achieved a great deal on the restructuring of our balance sheet last year and are very pleased with the results so far.

Clearly defined and focused strategy

We had a very active year in 2009 in building our strategy for true leadership in the business areas in which we chose to participate. We held global deep dives in all of our company’s business lines focused on core competencies, market potential, market opportunities, competition, technologies, key product status and the specific requirements to win in the selected businesses. This provided the market and customer intelligence that led to the definition of our High Performance Mixed Signal strategy; a strategy which will take NXP to true leadership in the areas of our core strengths, supported by a strong Standard Products business. Our offering of High Performance Mixed Signal products is based on the ability to deliver a versatile portfolio with an optimized mix of analog and digital that offers high performance, low power, cost efficiency, and robustness.

We have been able to validate our High Performance Mixed Signal strategy through in-depth discussions with our customers who confirm the market opportunity and support our participation. This market opportunity is a result of societal trends such as energy efficiency, low power, mobility, safety and security, which can best be addressed through the optimized combination of analog and digital technologies. In addition, our customers tell us that today’s designers want to be able to mix and combine analog and digital circuitry in their system designs to achieve the greatest precision, highest bandwidth, lowest power consumption, or lowest cost solution available.

This High Performance Mixed Signal strategy combines the very important analog and digital design techniques, proprietary process and manufacturing capabilities in which NXP has deep technology expertise, operational excellence and a proven track record. Overall, two-thirds of NXP’s revenue already comes from products with some mixed-signal technology, and we have been very successful with mixed-signal solutions in our RF products, interface devices, identification and automotive subsystems. But we have not chosen this area purely because of our existing strength in it. These mixed-signal businesses have shown healthy growth over the past years at attractive margins. In addition, there are fewer viable competitors, because the design competencies required to make these products are scarce. Our existing strengths in this area, therefore, coupled with attractive market opportunities, make High Performance Mixed Signal precisely the right focus for us.

Rolling out the new strategy

To be able to focus our business on driving leadership in High Performance Mixed Signal and to give our Home business the best capital structure to win, we combined our digital television and set-top box businesses with Trident, with NXP retaining 60% ownership. The combination of NXP and Trident, which was concluded on February 8, 2010, creates a global industry leader in the digital home market with the customer relationships, IP, low cost infrastructure and focus that we believe are required to drive leadership.

At the end of 2009 we entered into a strategic alliance with technology partner Virage Logic, to whom we transferred a part of our digital System on Chip IP, personnel and expertise. This is also in line with our focus on mixed-signal solutions, rather than primarily on System on Chip devices. This move enables NXP to completely focus innovation efforts on our High Performance Mixed Signal competence, while continuing to have access to leading edge CMOS technology without bearing the full R&D cost burden.

We are also pleased to report success in several growth market segments such as:

•                  RF Base stations, thanks to our ability to offer many of the key High Performance Mixed Signal products needed for complete solutions;

•                  Lighting, with our new driver and controller ICs for Compact Fluorescent and Solid State lighting that enable dimming and consumer-friendly form factors;

•                  Computing, where our GreenChip family is making it easier and more cost-effective for power supply manufacturers to comply with energy efficiency specifications such as 80PLUS® and ENERGY STAR®;

•                  Smart metering, home automation, white goods and digital power with some significant 32-bit microcontroller design wins with application specific microcontrollers based on the new ARM cortex M3 and M0 technologies;

•                  Consumer electronics, where our market leading Silicon Tuners and HDMI interfaces enable new features, connectivity, and convenience;

•                  Automotive, with our solutions enabling new features and capabilities such as HD radio, toll road pricing, and low power in vehicle networking and sensors;

•                  Medical applications, with ultra-low power radios that enable implantable devices and RFID solutions that ensure secure and cost effective delivery of pharmaceuticals; and

•                  Identification, where we won a supply contract for Chinese ePassport based on our SmartMX chips, where we were rated # 1 in the Contactless Transaction IC Vendor Matrix for the third year in a row and ranked # 1 in the Top 10 of the most influential foreign RFID brands from RFID World.

Financial performance 2009

Full year total sales amounted to USD 3,843 million compared to USD 5,443 million in 2008. Sales in 2009 were lower by USD 792 million due to the divestment of our wireless activities in July 2008. The remaining decline in sales was mainly related to the severe global financial crisis and the weak economic environment that affected all business segments in the first half of the year. In the fourth quarter however, we saw for the first time in the last 6 quarters a year on year growth on a comparable basis. We built on the momentum of Q3 and saw continued growth in almost all business segments.

Adjusted EBITDA for 2009 was USD 336 million compared to USD 485 million in 2008. The decrease is attributable to the lower gross margin resulting from lower sales due to the economic downturn. I am pleased to report, however, that we managed to partly offset this by the reduction in operating expenses as a result of the ongoing Redesign program, and saw an improvement in performance each quarter in 2009.

Net income for the year 2009 amounted to a loss of USD 161 million compared to a loss of USD 3,574 million in 2008. The decrease in net loss was attributable to the higher financial income as a result of the bond exchange and bond buy-back transactions in 2009, much lower incidental costs and lower impairment charges.

At the end of 2009 our cash balance was USD 1,041 million. We ended 2008 with a cash balance of USD 1,796 million. The difference in cash position is mainly explained by the Redesign payments for the full year 2009, which amounted to USD 385 million and USD 286 million which was spent on bond buy backs.

Going forward

As we move forward we plan to increase our commitment to becoming the customer-focused leader in High Performance Mixed Signal solutions, supported by a strong Standard Products business. More specifically, we intend to prioritize investment in High Performance Radio Frequency, TV Front End, Identification, Interface, and Automotive Analog Mixed Signal segments, and selectively invest in high growth opportunities such as Lighting, green power supplies, 32-bit ARM Microcontrollers and Sensors. We will keep current levels of investment in discrete devices, general purpose logic, microcontrollers, sound solutions and can tuners. Our applications focus will be on automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial. We believe the combination of our High Performance Mixed Signal technologies, our broad Standard Products portfolio, and our insight into specific applications will give us the unique ability to offer our customers the solutions they need to be successful.

The priorities to make this happen in 2010 are clear:

1                  Unleash our passion and talent in order to create a simple, fast, decisive organization with a customer-focused passion to win;

2                  Drive high-performance innovation with leading customers, which builds on our talent, IP and process capabilities;

3                  Excite our customers by delivering high-performance products, combining deep application insight with unrivalled customer support; and

4                  Achieve leadership in world-class margins through improvement of our products, operations, processes, and organization.

Effective January 1, 2010, NXP has decided to regroup its reportable business segments reflecting the decision to build leadership in High Performance Mixed Signal technology while maintaining a strong position in Standard Products. We will be reporting our numbers split by High Performance Mixed Signal and Standard Products. We will also provide breakdowns split for our Manufacturing Operations segment and ‘Corporate and Other’.

Thank you

Overall, 2009 has been a sober year full of hard work, which presented NXP and our industry with extreme challenges. It is extremely unfortunate that we had to say goodbye to some of our employees as part of this difficult process, and we did this with great regret. Our best wishes go out to them for the future.  We however also observed how these challenges have brought out the best in the company’s employees. Dedication to leadership and, above all, an unparalleled customer focus have resulted in teamwork that goes beyond functions, regions, or positions.  NXP has taken significant steps towards becoming a leader in a well-defined and growing market. Our customers’ feedback indicates that our qualifications for this leadership position in High Performance Mixed Signal are recognized and appreciated. We will continue to work side-by-side with them to meet new challenges, and welcome new opportunities. My thanks go to all of our customers and partners, and especially to all of NXP’s employees, past and present, for making it possible for us to achieve our goals in 2009.

However, we still have much more to do to achieve a position of true leadership in the business areas we have selected, and to complete the execution of the Redesign program. We believe our focus on leading technology to deliver solutions that allow our customers to have a more robust or lower-cost solution will provide us with the basis to further improve our strong customer relationships, with the returns appropriate to leaders in the industry.

While our Redesign efforts have not been easy, I am confident that our resulting structure, our competitive cost basis, and one of the industry’s largest and most talented teams of design engineers and field application engineers give us the ability to continue to strengthen our leadership. I look forward to continuing our exciting journey with you in 2010.

Rick Clemmer

President and CEO of NXP

Information on the NXP Group

Structure

We, NXP B.V. (the “Company”, “NXP” or “NXP Semiconductors”), are the parent company of the NXP Group (the “Group”,  the “NXP Group” or the “NXP Semiconductors Group”), headquartered in the Netherlands. The NXP Group in its current form was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductors businesses to a consortium of private equity investors in a two -step transaction. In a first step, Philips transferred on September 28, 2006, 100% of its semiconductor businesses to NXP. In a second step, on September 29, 2006 all of NXP’s issued and outstanding shares were acquired by KASLION Acquisition B.V. (“KASLION”), an acquisition vehicle formed by the private equity consortium and by Philips.

We have a two-tier corporate structure under Dutch law, consisting of, on the one hand, our board of management embedded in the management team and, on the other hand, our supervisory board. Under the chairmanship of the chief executive officer (“CEO”), our board of management is entrusted with the general management of the NXP Group including setting its strategies and policies.  Our management team is responsible for the deployment of the NXP Group’s strategies and policies, in order for NXP Group to achieve its objectives and results. In addition to the board of management members, our management team is composed of the heads of NXP’s business segments, core processes and support functions. Members of the management team, other than members of the board of management, report to and are appointed and dismissed by the board of management and hold office until they are removed or replaced by the board of management. The board of management, whose members are appointed and dismissed by the general meeting of shareholders upon proposal by the supervisory board, is accountable to our supervisory board and to our general meeting of shareholders. Major decisions of the board of management require the approval of the supervisory board, including decisions relating to NXP Group’s operational and financial objectives and the strategies it uses to achieve those objectives. The supervisory board supervises the policies of the board of management and the general course of affairs of the NXP Group and advises the executive management thereon. The supervisory board, in the two-tier corporate structure, is a separate body that is independent of the board of management. The supervisory board, acting in our interests and our Group and taking into account the relevant interest of the Company’s stakeholders, supervises and advises the board of management in performing its management tasks and setting the direction of the Group’s business, including (a) achievement of our objectives, (b) our corporate strategy and the risks inherent in the business activities, (c) the structure and operation of the internal risk management and control systems, (d) the financial reporting process, and (e) compliance with legislation and regulations. Major management decisions and the Group’s strategy are discussed with and approved by the supervisory board.

The supervisory board consists of eight members, appointed and dismissed by the general meeting of shareholders. Six of the members are nominated by KASLION Holding B.V., one is nominated by Philips, and one is an independent chairman, who is appointed and dismissed jointly by KASLION Holding B.V. and Koninklijke Philips Electronics N.V. The members of the supervisory board hold office until they are removed or replaced by the general meeting of shareholders.

This Annual Report contains the consolidated financial statements of NXP B.V. based on US GAAP.

Business overview

NXP Semiconductors, with over 50 years of operating history, is one of the longest established companies in the semiconductor industry. NXP provides High Performance Mixed Signal and Standard Product solutions that leverage our leading Radio Frequency (RF), Analog, Power, Digital Processing and manufacturing expertise. These innovations are used in a wide range of automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial applications. We serve our customers worldwide. Headquartered in Europe, we have approximately 28,000 employees working in more than 25 countries and recorded sales of USD 3.8 billion in 2009. We have Research and Development activities in Europe, Asia and the US and our manufacturing facilities are based in Asia and Europe.

Strategy

Our vision is to contribute to a sustainable world where trusted NXP technology makes life safe, entertaining and convenient. We want to delight our customers with innovative, high performance mixed signal solutions for a wide range of automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial applications based on our technology leadership in RF, Analog, Power and Digital processing and deep application insight. We aspire to become a leading High Performance Mixed-Signal (HPMS) company with strong standard product businesses, while remaining a simple, fast and cost-efficient organization with a “customer-focused passion to win”. In order to meet these goals, we have adopted the strategies described below:

•               Build true leadership in HPMS areas that leverage our core technical strengths.

As we move forward we plan to increase our commitment to becoming the customer-focused leader in High Performance Mixed Signal solutions, supported by a strong standard products business. More specifically, we intend to prioritize investment in the High-Performance Radio Frequency, TV Front End, Identification, Interface and Auto Analog Mixed Signal segments, and selectively invest in high growth opportunities such as Lighting, Green Power Supplies and 32-bit ARM Microcontrollers. We will maintain the current level of investments in our other businesses. Our focus applications will be automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial. We believe the combination of our High Performance Mixed Signal technologies, our broad standard products portfolio, and our insight into specific applications will give us a unique ability to offer our customers superior solutions.

•               Deepen the relationships with our key customers.

We intend to increase our share of the demand of our customers for semiconductors, with a particular focus on our top 120 Original Equipment Manufacturers (OEM) and Electronics Manufacturing Services (EMS) customers and our top 25 distribution partners. We have created dedicated account teams that work across regions in order to better accommodate our customers increasing geographical diversity. We seek to deepen our customer relationships by continuing to expand the application engineering support we provide close to our customers and by increasing the amount of product development work that we conduct jointly with our leading customers.

•               Improve operational excellence.

We want to maintain in-house Front End manufacturing for specialty processes at world-class cost levels. We continue on our comprehensive multi-year performance improvement program intended to drive revenue growth and increase profitability. As part of this program, we aim to reduce costs in manufacturing, selling, general and administrative activities, increase our effectiveness in  R&D, and improve our organizational efficiency, manufacturing and supply chain performance, time-to-market of new products, product quality and customer service.

•               Pursue our asset-light manufacturing strategy.

We will continue with our asset-light manufacturing strategy. By concentrating on our in-house production in fewer sites and outsourcing demand beyond that, we will be able to ensure that the remaining facilities can operate at higher utilization levels. For all advanced CMOS manufacturing, we will leverage a number of foundry partners. We expect to maintain a major part of our assembly and test processes in house, as we believe that our internal facilities are highly competitive in terms of quality and cost. We believe that our asset-light strategy helps limit capital investment and thus reduces the fixed component of our cost structure and increases our return on invested capital. It also improves our operational flexibility throughout the industry cycle, while ensuring our continued access to world-class manufacturing capacity and leading-edge process technology.

Redesign Program

During 2009 there has been continued progress on the execution of our redesign program (the Redesign Program), which we announced in September of 2008. This program was initially intended to right-size our cost base to match our revenue profile following the disposition of our wireless business.

Due to the expanded continuing adverse market conditions in the first half of 2009, steps were taken to both accelerate certain aspects of the Redesign Program and expand it to include other restructuring initiatives. Our wafer fab in Caen was sold in June 2009, while production in Fishkill was stopped in July 2009, ahead of schedule. The process and product transfer programs related to the redesign of fabs in Hamburg and Nijmegen are on track.

Furthermore, the expanded program includes, among others, the employee termination costs related to the sale of our television systems and set-top box business lines to Trident Microsystems, Inc., which transaction was completed on February 8, 2010, and the closing of an additional wafer fab in Nijmegen, which is scheduled for early 2011.

The Redesign Program was intended to be completed by the end of 2010 and originally targeted a reduction in annual operating costs of USD 550 million, compared against our 2008 forecast cost base, adjusted for the disposition of our wireless business. This reduction was to be delivered mainly through a significant restructuring of our manufacturing base, the refocusing and resizing of central research and development (“R&D”), and reductions in support functions.

The Company has been able to accelerate certain aspects of the program compared to the original schedule. It is delivering more savings than originally anticipated, and the program has been expanded to cover additional areas. The annual savings that will be realized in the course of 2011 are expected to exceed USD 650 million (compared with the original target of USD 550 million by the end of 2010). We estimate the total costs of the ongoing program to be no greater than USD 750 million by the end of 2011 (as opposed to USD 700 million by the end of 2010).

Since the beginning of the Redesign Program, USD 433 million of restructuring costs related to the Redesign Program and other restructuring activities have been paid out until the end of 2009.

Business activities

As from January 1, 2009, we have distinguished five segments as reportable segments in compliance with FASB Accounting Standard Codification (ASC) Topic 280 “Segment Reporting” (SFAS 131). The Company is structured in three market-oriented business segments: Automotive & Identification, MultiMarket Semiconductors and Home, which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

The former Mobile & Personal segment has been regrouped as from January 1, 2009. The remaining part of the business segment, after the contribution of key activities into the joint venture ST-NXP Wireless and their subsequent deconsolidation, has been moved into the segments MultiMarket Semiconductors and Corporate and Other.

The products sold by our remaining three business segments encompass two categories. The first category consists of highly differentiated application-specific semiconductors and system solutions. Our Home and Automotive & Identification business segments primarily sell products in this category. The profitability of these products depends to a significant degree on our ability to innovate and develop new technologies and customer solutions.

The second of our product categories consists of standard products, which are devices that can be incorporated in many different types of electronic equipment and which are typically sold to a wide variety of customers, both directly and through distributors. Our MultiMarket Semiconductors business segment carries a large range of standard products and application specific standard products, the profitability of which is driven by manufacturing cost, supply chain efficiency and continuous improvement of manufacturing processes.

Across our business segments, we leverage both our application insight and our technical expertise in the areas of radio frequency communications, analog, power management and security technologies to create and deliver semiconductor solutions that enable our customers - design engineers - to rapidly and cost-efficiently develop highly competitive products in ever faster changing end-application markets.

Segment regrouping in 2010

Effective January 1, 2010, following the decision to further deliver on its strategy of building leadership in High Performance Mixed Signal (HPMS) technology and maintaining a strong position in Standard Products (SP) and culminating with the divestment of a major portion of the Home business segment to Trident Microsystems, Inc. in February 2010, the Company has decided to regroup its reportable segments.

Reporting will be done in the following segments: HPMS, SP, Manufacturing Operations and Corporate and Other. The historical figures will be restated accordingly in 2010.

Business segments

Automotive & Identification

The Automotive & Identification business segment provides system solutions and semiconductor components for the automotive and identification application markets.

Our automotive business focuses on the markets for Car Entertainment and Safety & Comfort, including in-vehicle networks, car access & immobilizers, and sensors.

These markets are driven by the increasing prevalence of semiconductor devices within vehicles, which in turn has been the result of the further integration of consumer electronics in cars, an increasing focus on electronically enabled safety and comfort and the replacement of mechanics by electronics.

We believe that significant barriers to entry in the automobile market, such as long product lifecycles, domain-specific application know-how and stringent zero-defect and quality service requirements, give us a competitive advantage.

Governmental regulations including car safety obligations (such as tire pressure monitoring and Electronic Stability Program in the US) and new governmental initiatives such as emergency-call in the EU as well as various tolling and traffic management initiatives have positive effects on our business as they require increasingly advanced products and drive faster adoption rates.

Also the automotive industry’s move towards reduction of CO2 emissions matches NXP’s automotive portfolio. We have a number of products that are especially geared to help automotive manufacturers building more energy efficient vehicles. Our partial networking ICs help reducing the electrical power consumption in vehicles by allowing entire units of the in-vehicle-network to be deactivated when not in use but immediately reactivated when needed. Our FlexRay networking transceivers enable “Drive-by-Wire” applications which allow to replace heavy mechanics in a.o. braking and steering by electronics in order to reduce the overall vehicle weight. Our Class-D Audio Power Amplifiers are designed to maintain high-efficiency and flawless sound quality even as the car’s electrical systems are switching between normal operation and low-power operation when the engine is off. Innovations in our Magneto-Resistive Sensor technology are specifically targeted for use in throttle, eGas and air control valves which all boost the efficiency of combustion engines.

We are closely working together with the leading automotive first tier suppliers, selected Original Equipment Manufacturers (OEMs) and other partners to further strengthen our leading positions in the above market application segments.

In Identification our ambition is to strengthen our market leadership in the overall Identification market - both differentiated and high volume segments. We have well established positions in Government, Banking, Pay TV, Automatic Fare Collection (AFC), Radio Frequency Identification (RFID), and Near-Field Communication (NFC). Our business plays an important role in creating the markets for RFID, AFC, Government and NFC technologies. The primary factors driving growth are new governmental requirements for secure identity documents, the increasing prevalence of cashless transactions and more sophisticated supply chain management models.

In 2009 we have reached significant milestones in our Identification business. We have shipped over 500 million SmartMX security chips enabling a wide range of solutions for identifying people, managing access rights and enabling secure transactions in our customers’ security systems. In addition we are making significant progress to speed up worldwide adoption of next-generation NFC mobile phone and contactless banking applications based on our contactless MIFARE technology. Furthermore we won various supply contracts this year. Examples are Chinese ePassport chips and the Family Card for the Egyptian government — a welfare scheme which offers subsidies on food and other goods to low-income families. Finally we have been rated number 1 in Contactless Transaction IC Vendor Matrix for the third year in a row by ABI Research based on our ability to innovate and implement our technology.

Our key customers in Automotive & Identification include Alpine, Bosch, Bundesdruckerei, Clarion, Continental, Delphi, Gemalto, G&D, Harmann/Becker, Oberthur Card Systems, Panasonic, Smartrac, Sony, Valeo and Visteon.

MultiMarket Semiconductors

Our MultiMarket Semiconductors business segment supplies both a broad range of standard products and a wide range of application-specific standard products. The standard product offering includes:

•                  small signal diodes,

•                  medium power rectifiers and protection devices,

•                  BISS and RET transistors,

•                  complex discretes and ESD protection devices,

•                  bipolar power transistors, diodes, triacs and MOSFETs,

•                  general purpose logic devices;

Differentiation in the market for standard products is achieved through portfolio width, product performance, availability and supply chain support, customer service and costs.

MultiMarket Semiconductors also supplies a wide range of application-specific standard products including:

•                  8051-based 8 and ARM-based 32 bit microcontrollers,

•                  radio frequency devices for power amplifiers, satellite tuners and cable television,

•                  analog-to-digital and digital-to-analog data converters for mid and high end applications,

•                  power management devices for lighting and power control

•                  interface products, clocks, watches and graphic devices and amplifiers,

•                  speakers, receivers, MEMS microphones and headsets for audio applications.

The MultiMarket Semiconductors business segment has its own manufacturing and assembly & test sites. Integrated circuit components marketed and sold by MultiMarket Semiconductors are produced within our Manufacturing Operations business.

MultiMarket Semiconductors includes Jilin NXP Semiconductor Ltd. (JNS), a joint venture based in China which we operate jointly with Jilin Sino-Microelectronics Co. Ltd. We currently hold a 60% ownership interest in JNS. JNS was founded in 2003 and manufactures bipolar discrete power products.

Approximately 38% of our total MultiMarket Semiconductors products are sold through distribution channels. The main distributors are Arrow, Avnet, Future, and WPI.  The main Original Equipment Manufacturers, that are customers of NXP, account for 48% of our total MultiMarket Semiconductors sales. The main customers are Bosch, Continental, Nokia, Philips and Samsung.

Home

The Home business segment provides system solutions for digital and analog television, set top boxes (STB) and PC-TV application markets, as well as related semiconductor components for a broad range of consumer products. The Home business segment also consolidates NuTune, a joint venture in the area of Can tuners. NXP has a 55% ownership in NuTune, and Thomson S.A. holds the remaining 45%.

The TV market is characterized by the transition from Analog to Digital TV. Accordingly, the Company has released the world’s first Digital TV platform in 45nm advanced CMOS technology. The STB market is moving from Standard Definition (SD) to High Definition (HD) and from Analog to Digital technology. In this market NXP provides semiconductors for Cable, Internet Protocol (IP) and Satellite Set Top boxes.

On October 5, 2009, NXP announced the sale of the system business of TV and STB with Trident Microsystems, a publicly listed company in the United States in the field of Digital television. This transaction was closed on February 8, 2010, after which NXP owns approximately 60% of the outstanding common stock of Trident. As a result of the terms and conditions agreed between the parties, primarily that NXP will only retain a 30% voting interest in participatory rights and 60% voting interest for protective rights only, NXP will account for its investment in Trident under the equity method. With this transaction, the new combination is aiming to become a leader in the field of digital consumer markets. It will help to further leverage the significant investments into advanced technologies and complex systems across a larger customer base.

The tuner business was not part of the Trident transaction, and remains part of NXP.

Our key customers in Home include Philips, Samsung, Sony, Humax and Broadcom.

Manufacturing Operations

The Operations segment serves as central source for integrated circuit manufacturing, test and packaging for our three business segments. The integration of our manufacturing operations across our business segments permits NXP to reduce the volatility in production demand that would result from independent operations. Manufacturing Operations is split in front-end (wafer) manufacturing and in back-end (assembly and test) manufacturing.

Manufacturing and Materials

The manufacturing of integrated circuits within NXP is similar to the approaches in other leading semiconductor companies: the production equipment, the starting material (silicon substrates), the chemicals, the photo masks are all sourced from a limited set of commercial suppliers and the manufacturing process flows show a high degree of similarity across the industry. The details of the process flow in combination with the product design that is embedded in the photo-masks determines the differentiating nature of the product.

Front-end manufacturing is a highly complex process, with as many as 300 physical and chemical process steps, with a typical production time of up to 60 days. Therefore the majority of wafer production is built on forecast, in contrast to back-end manufacturing which is typically customer order driven.

Back-end manufacturing comprises wafer test (electrical test of all ICs prior to assembly), assembly (packaging the silicon dies into a package that can be soldered onto a printed circuit board) and final testing of the individual packaged products. The throughput time of back-end manufacturing is typically 2 weeks. Also in back-end manufacturing, materials and equipment are sourced from a limited set of suppliers that are serving our competitors as well in the industry.

The table below shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer diameter	Line widths used (microns)	Main Technologies	Remarks

Integrated Circuits-Front-end
Singapore (SSMC) (1)	61.2%	8”	0.14-0.25	CMOS
China (Jilin, JNS) (2)	60%	5”	> 4	Bipolar
Nijmegen, The Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS,
Nijmegen, The Netherlands	100%	6”	0.50-3.0	CMOS	Announced to close in 2011
Nijmegen, The Netherlands	100%	5”	1.0-3.0	Bipolar, BCDMOS	Announced to close in 2010
Nijmegen, The Netherlands	100%	4”	0.5-3.0	RF specialties
Fishkill, USA	100%	8”	0.25-0.60	CMOS, BiCMOS	Closed in 2009
Hamburg, Germany	100%	6”	0.5-1.0	CMOS, BiCMOS	Reorganized
Caen, France	100%	6”	0.5-1.0	Passive Integration	Sold in 2009

Integrated Circuits-Back-end (3)
Kaohsiung, Taiwan	100%	—	—	Leadframe-based packages and ball grid arrays
Bangkok, Thailand	100%	—	—	Low-pin count leadframes

Hong Kong, China	100%	—	—	Pilot factory discrete devices
Guangdong, China	100%	—	—	Discrete devices
Seremban, Malaysia	100%	—	—	Discrete devices
Cabuyao, Philippines	100%	—	—	Power devices, Sensors and RF specialties

(1)          Joint venture with TSMC; we are entitled to 60% of SSMC’s annual capacity.

(2)          Joint venture with Jilin Sino-Microelectronics Co. Ltd. (JSMC); we are entitled to 60% of JNS’s annual capacity.

(3)          In back-end manufacturing we entered into a joint venture with ASE in Suzhou (ASEN), in which we currently hold 40%.

Notes:

CMOS (complementary metal on silicon oxide semiconductor): technology applied for logic products and systems-on-chip

Bipolar: technology applied for analog products with high voltage or high power requirements

BiCMOS: combination of bipolar and CMOS, applied for high-frequency application

RF specialties: technologies applied for special radio-frequent applications

BCDMOS: bipolar-CMOS-DMOS. DMOS (double-diffused metal on silicon oxide semiconductor) gives high-voltage option up to 500V and above.

Other Business Activities

Certain business activities are reported outside of our primary business segments, and are accounted for in the “Corporate & Other” reporting segment. These include:

IP Licensing

We license and cross-license our intellectual property to semiconductor companies and other technology firms.  Apart from the revenues these licensing activities generate, we also view active intellectual property licensing as an important means to promote our businesses and technologies.  Our cross-licensing activities are typically conducted with other large semiconductor companies, who have resources and research and development activities similar to ours.

Software Solutions

Our Software Solutions business develops audio and video multimedia solutions that enable mobile device manufacturers to produce differentiated hand-held products that enhance the end-user experience. Our software has been incorporated into around 700 million mobile devices produced by the world’s leading mobile device manufacturers.

Software Solutions is particularly focused on partnerships with the top OEM handset manufacturers. The major part of the revenue is generated via royalties or license deals, the remaining part stems from integration and maintenance services.

There is seasonality in the mobile markets with one-third of the revenue generated in the fourth quarter.

Global Sales and Marketing

We market and sell our products worldwide to a variety of Original Equipment Manufacturers, Original Design Manufacturers, contract manufacturers and distributors. We focus on generating demand for our products by adding value to our customers and leveraging our long-standing customer relationships and providing high quality customer support.

Our sales and marketing teams are organized into six regions: EMEA, the Americas, Japan, South Korea, Greater China and Asia Pacific. These sales regions are responsible for managing the customer relationships, design-in and promotion of new products. Our web-based marketing tool is complementary to our direct customer technical support. Our sales and marketing strategy focuses on adding value to our customers, building lasting relationships with them and becoming their preferred supplier.

Research & Development

Our research and development activities are critical to the corporate goal of winning in High Performance Mixed Signal. It means our R&D solutions stand out in bringing maximum functional performance, efficiency, robustness and versatility in the analog and mixed signal applications of our customers.  We conduct product-specific development and differentiating system and process technology research. Our product-specific research and development is aligned with our business segments.

System and process technology research is conducted centrally to efficiently leverage Intellectual Property (IP) and know-how across our businesses. Focus areas include the development of improved manufacturing options and enabling technology to be utilized and shared by our business segments. Process-related research is conducted in conjunction with TSMC in our joint Research Center in Leuven, Belgium.

To further strengthen our research and development activities, we completed a strategic alliance with Virage Logic Corp. based in USA, in the 4th quarter of 2009. As a part of the transaction our Advanced CMOS semiconductors IP technology and development activities were transferred to Virage Logic Corp. in exchange for the rights to use Virage’s IP and services.

Divested Wireless activities

In August 2008, NXP and STMicroelectronics established a joint venture in order to combine their key wireless operations. The majority of the activities of our former Mobile & Personal business segment were transferred to this joint venture. Included in this segment are activities of the former Mobile & Personal segment, which provided application-specific semiconductors, selected components and complete system solutions applied in mobile and portable devices, such as cellular handsets and portable media players.

On December 31, 2008, NXP held a 20% share in this joint venture. Effective February 2, 2009, STM exercised its option to buy our remaining stake of 20%.

Environmental Regulation

In each jurisdiction in which we operate, we are subject to many environmental, health and safety laws and regulations, which govern, among other things, emissions of pollutants into the air, wastewater discharges, the use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for certain of our operations.

As with other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical manufacturing facilities. Certain environmental laws impose liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. Certain of these laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Soil and groundwater contamination has been identified at some of our current and former properties resulting from historical, ongoing or third-party activities. As a result, we are currently in the process of investigating and remediating contamination at some of our current and former facilities.

Significant acquisitions and divestments

2009

On November 16, 2009, we completed our strategic alliance with Virage Logic Corporation (“Virage Logic”) and obtained approximately 9.8% of Virage Logic’s outstanding common stock. This transaction included the transfer of our Advanced CMOS Semiconductor Horizontal IP Technology and Development Team in exchange for the rights to use Virage’s intellectual property (“IP”) and services. Virage Logic is a leading provider of both functional and physical semiconductor intellectual property (IP) for the design of complex integrated circuits. Shares of Virage Logic are listed on the NASDAQ in the United States.

On October 5, 2009, we signed an agreement to sell the television systems and set-top-box business lines, which were included in our business segment Home, with Trident Microsystems, Inc., which is listed on the NASDAQ in the United States. This transaction was completed on February 8, 2010. After completion of this transaction, we own approximately 60% of the outstanding common stock of Trident (refer to note 13 of the financial statements). As a result of the terms and conditions agreed between the parties, primarily that NXP will only retain a 30% voting interest in participatory rights and 60% voting interest for protective rights only, NXP will account for its investment in Trident under the equity method.

2008

On September 1, 2008, we completed the combination of our can tuner modules operation with those of Thomson, operating in a new venture named NuTune, which is included in our Home business segment. We have a 55% ownership stake in NuTune and Thomson holds the remaining 45%.

On August 11, 2008, we completed our acquisition of the Broadband Media Processing (BMP) business of Conexant Systems, Inc. which provides industry-leading solutions for satellite, cable and IPTV applications. These activities were included in our Home business segment and were transferred to Trident in February 2010.

On July 28, 2008, we and STMicroelectronics (STM) combined our wireless operations to form a new joint-venture company named ST-NXP Wireless, into which we contributed businesses and assets forming a substantial portion of our Mobile & Personal business segment (the Sound Solutions, Mobile Infrastructure and amplifiers business were not contributed). We received a 20% ownership interest in the joint venture and cash consideration of USD 1.55 billion in connection with the divestment. Effective February 2, 2009, STM exercised its option to buy our remaining stake in the joint venture for an agreed purchase price of USD 92 million.

In January 2008, we completed the acquisition of GloNav Inc., a U.S.-based fabless semiconductor company, developing single-chip solutions for global positioning systems (GPS) and other satellite navigation systems. The activities of this new acquisition were included in the former Mobile & Personal business segment and subsequently transferred to the newly established ST-NXP Wireless joint-venture.

2007

In March 2007, we completed the acquisition of the Cellular Communications business of Silicon Laboratories Inc., a leader in Radio Frequency technology for mobile phones. As from the acquisition date, this business was consolidated within the former Mobile & Personal segment and subsequently transferred to the in 2008 new established ST-NXP Wireless joint venture.

In September 2007, we completed the divestment of the Cordless & VoIP Terminal operations from the former Mobile & Personal business segment to DSP Group Inc. (DSPG). We obtained a 13% interest in DSPG as consideration for this divestment. As of December 31, 2008, we held an approximate 16% interest in DSPG. In March 2009, DSPG repurchased our shares in DSPG for a cash consideration of approximately USD 20 million.

Alliances and investments

At the end of 2009, apart from Jilin NXP Semiconductor Ltd. (JNS) and Systems on Silicon Manufacturing Co. Pte. Ltd. (SSMC), which are consolidated and described in previous sections, we participate in the following alliances:

Advanced Semiconductor Manufacturing Company

We established the Advanced Semiconductor Manufacturing Company (ASMC) in Shanghai in 1995 together with a number of Chinese joint venture partners.  ASMC currently operates three wafer fabs, producing five-, six- and eight-inch wafers of primarily analog integrated circuits with line widths in the 0.35 to 3 micron range using CMOS and bipolar process technologies. We currently own approximately 27% of the outstanding shares of ASMC, which are listed on the Hong Kong Stock Exchange.

ASEN

Together with Advanced Semiconductor Engineering Inc. (ASE) we established an assembly and test joint venture (ASEN) in China in September 2007. ASEN is jointly owned by ASE (60%) and NXP (40%). ASEN is positioned to serve the global semiconductor assembly and test market and has initially focused on mobile communications; it is expected to expand into other segments in the future.

Moversa

Moversa, established as a joint venture with Sony Corporation in November 2007, drives global adoption of contactless smart card applications in mobile phones using Near Field Communication (NFC). It incorporates both MIFARE and FeliCa™ operating systems and applications, two of the most widely installed contactless smart card technologies in the world. Both parties hold a 50% interest in the joint venture, which is headquartered in Vienna, Austria.

Virage Logic

We established a strategic alliance with Virage Logic on November 16, 2009 and obtained approximately 9.8% of Virage Logic’s outstanding common stock. Under this alliance, NXP transferred its Advanced CMOS Semiconductor Horizontal IP Technology and related development team to Virage Logic in exchange to use Virage Logic’s IP rights and services.

Management discussion and analysis

The following discussion is based on the US GAAP consolidated financial statements and should be read in conjunction with these statements and the other financial information contained herein.

Basis of presentation

The discussion and analysis of the financial results and condition of NXP Semiconductors Group (NXP) is based on the audited US GAAP financial statements of the Company for the years ended December 31, 2007, 2008 and 2009.  This discussion should be read in conjunction with those audited financial statements, which have been included in this Annual Report.

On September 29, 2006, Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its Semiconductors business to a consortium of private equity investors in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of these businesses to NXP on September 28, 2006. All of our issued and outstanding shares were then acquired on September 29, 2006 by KASLION Acquisition B.V. (“KASLION”), which was established as an acquisition vehicle by the Consortium and Philips. We refer to our acquisition by KASLION as the “Acquisition”.

Because our accounting basis changed upon the abovementioned Acquisition, we have described the impact on our results of the acquisition accounting used in connection with this Acquisition and subsequent acquisitions and divestments (see “Effect of Acquisition Accounting”, below) and have also provided 2007, 2008 and 2009 adjusted financial results whereby the impact of these accounting effects (“Purchase Price Adjustments”, or “PPA”) has been eliminated.

During 2008, we were organized into four business segments and two other segments.

On July 28, 2008 our key wireless operations from the former segment Mobile & Personal were contributed to a new joint venture ST-NXP Wireless, and as such all assets and liabilities involved in this transaction have been deconsolidated from this segment. The operations until July 28, 2008 remained consolidated in the consolidated accounts under a new segment named “Divested Wireless activities”.

The former Mobile & Personal segment has been regrouped as from 2009. The remaining part of the business segment, after the contribution of activities into the joint venture ST-NXP Wireless and subsequent divestment, have been moved into the segments MultiMarket Semiconductors and Corporate and Other. All previous periods reported have been restated accordingly.

As from January 1, 2009, five segments are distinguished as reportable segments in compliance with FASB ASC Topic 280 (formerly SFAS 131). The Company is structured in three market-oriented business segments: Automotive & Identification, MultiMarket Semiconductors and Home, which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

We have decided to enhance the assessment of the performance of our three business segments by allocating certain costs that were previously unallocated and were reported in the segments Corporate and Other and Manufacturing Operations, to these operating segments. This allocation better reflects the performance of the operating segments and enables among others a better assessment of the contribution of these segments to our cash flows. The allocated costs include among others costs related to corporate activities that are for the benefit of the business segments and the capacity costs of the segment Manufacturing Operations. Also, the elimination of unrealized results on intercompany transactions is allocated to the related operating segments.

The segment information for prior periods has been restated to reflect this reallocation as from the earliest period presented in this report.

The presentation of non-controlling interests has been brought in line with FASB ASC Topic 810 (formerly  SFAS 160), which Statement became effective on January 1, 2009 for the Company.

Effect of acquisition accounting

KASLION

Our Acquisition by KASLION has been accounted for using the acquisition method.  Accordingly, the USD 10,601 million purchase price has been “pushed down” to NXP and allocated to the fair value of assets acquired and liabilities assumed.

The carrying value of the net assets acquired and liabilities assumed of NXP, as of the Acquisition date on September 29, 2006, amounted to USD 3,302 million, resulting in an excess of the purchase price over the carrying value of USD 7,299 million. The excess of the purchase price was allocated to intangible assets, step-up on tangible assets and liabilities assumed, using the estimated fair value of these assets and liabilities.

An amount of USD 3,096 million, being the excess of the purchase price over the estimated fair value of the net assets acquired, was allocated to goodwill. This goodwill is not amortized but is tested for impairment at least annually.

In 2008 this has led to an impairment of USD 714 million in the segments Home and in Corporate and Other.

The cumulative effect of this acquisition accounting on our financial results is referred to as the ‘PPA effect’.

Other acquisitions

In addition, acquisition accounting is also applied to other acquisitions such as Silicon Laboratories Inc. in 2007 and the acquisitions of GloNav Inc., the BMP business of Conexant Systems Inc. and our NuTune joint venture with Thomson in 2008.

As used in this discussion, the term ‘PPA effect’ includes the net effect of the acquisition accounting applied to these transactions.

Adjustments in fair values associated with these acquisitions had a negative impact on 2009 income from operations of USD 391 million (2008: USD 713 million, 2007: USD 791 million,) due to additional amortization and depreciation charges. This was partly offset in 2009 net income by the tax effect on the purchase price adjustments amounting to USD 189 million (2008: USD 349 million, 2007: USD 247 million).

Use of certain non-US GAAP financial measures

The following non-US GAAP financial measures are presented in the discussion because they are used by management in evaluating our performance and our reporting segments or because management believes the measure provides investors with useful information about our financial results.

Comparable Sales Growth

As reported in the statement of operations, sales are translated from foreign currencies into our reporting currency, the US dollar, at the exchange rate on transaction dates during the respective years. The comparable sales growth measure reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product line (consolidation changes). As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments and comparable sales figures, management believes that an understanding of sales performance is enhanced after these effects are excluded.

Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

EBITDA represents net income excluding income taxes; financial income and expenses; amortization (including impairments); and depreciation, and as such is eliminating all purchase price accounting (PPA) effects. EBITDA is used by management to evaluate our performance of the group since it believes that using EBITDA facilitates the comparison between periods of the underlying performance of our business. Furthermore, management uses the EBITDA measure when comparing our performance with our peers.

Adjusted EBITDA

Adjusted EBITDA refers to EBITDA adjusted for incidental items such as restructuring, litigation, IT system reorganization costs, exit of product lines, other non operations-related items and the remaining effects of purchase price accounting (PPA). Management uses Adjusted EBITDA to evaluate our performance of the group and to make comparisons over different fiscal periods, since it eliminates the effect of certain items management deems less relevant to our continuing operations. Furthermore, the Adjusted EBITDA measure is used as target-setting for remuneration purposes of management and employees.

Adjusted IFO

Adjusted IFO refers to Income from operations adjusted for incidental items such as restructuring, litigation, IT system reorganization costs, exit of product lines, other non operations-related items, impairments and the effects of purchase price accounting (PPA). Adjusted IFO is used by management to better evaluate the underlying performance of our business segments on an ongoing basis.

Cash flows before financing activities

Cash flows before financing activities, which are defined as the sum of net cash from operating activities and net cash from investing activities, are presented separately to facilitate investors’ understanding of our funding requirements.

Net debt : total equity ratio

The total net debt position as a percentage of the sum of total equity (shareholder’s equity and minority interests) and net debt is presented as a measure, since management considers this a measure of our solvency.

For a reconciliation of non-US GAAP financial measures to the nearest US GAAP financial measure, refer to “Reconciliation of non-US GAAP information”.

Management Summary

Economic and financial crisis

The effects from the economic financial crisis had an impact on both sales and profitability of the current year. The nominal sales in 2009 declined by 29.4% compared to last year and this deterioration affected all business segments. The lower sales, and limited visibility, also affected the utilization of our factories during the first half of the year. However, during the second half of the year, the supply chain replenishment and government stimulus packages provided by some governments resulted in an uptake in sales. This also improved our factory utilization which increased from 36% in the first quarter to 71% in the fourth quarter of the year. The average utilization for the full year 2009 was at 56% compared to 72% in 2008. The semiconductor industry has shown recovery in the past few quarters from the steep decline that was prevailing in the second half of 2008 and the start of 2009.

Redesign Program

During the year 2009, significant progress has been made on the execution of the large scale Redesign Program announced in September 2008. The wafer fab in Caen, France, was sold in June 2009 and the wafer fab in Fishkill, USA, stopped production in early July 2009. The process and product transfer programs related to the redesign of fabs in Hamburg and Nijmegen are on track. The program has been expanded to include, among others, the employee termination costs related to the sale of our television systems and set-top box business lines, which were included in our business segment Home, to Trident Microsystems, Inc., which transaction was completed on February 8, 2010, and the closing of an additional wafer fab in Nijmegen, which is scheduled for early 2011.

The Company has been able to accelerate certain aspects of the program compared to the original schedule. It is delivering more savings than originally anticipated, and the program has been expanded to cover additional areas. The annual savings that will be realized in the course of 2011 are expected to exceed USD 650 million (compared with the original target of USD 550 million by the end of 2010). We estimate the total costs of the ongoing program to be no greater than USD 750 million by the end of 2011 (as opposed to USD 700 million by the end of 2010). By the end of 2009, USD 433 million of restructuring costs related to the Redesign Program and other restructuring activities have been paid out since the beginning of the Redesign Program.

Capital structure

Since the beginning of 2009, the book value of total debt has reduced from USD 6,367 million to USD 5,283 million. A combination of cash buy-backs and exchange offers resulted in total debt reduction of USD 1,331 million. The total amount of cash used as result of the debt buy-backs amounted to USD 286 million. A draw down of USD 200 million under the Revolving Credit Facility during the first quarter of 2009 increased the book value of total debt outstanding. Other effects on total debt relate to translation and exchange differences on the notes outstanding. The net interest expense for the full year was reduced from USD 475 million in 2008 to USD 359 million in 2009 as a result of these debt exchanges, buy-backs and favorable interest rates. The full effect of these debt exchanges and buy-backs will be visible in 2010. The Company may from time to time continue to seek opportunities to retire or purchase outstanding debt.

Goodwill Impairments

The goodwill is tested for impairment on an annual basis each year in accordance with ASC 350 (FASB Statement 142). To assess for impairment, the fair value of each ‘reporting unit’, that has goodwill, is determined. If the carrying value of the net assets in the ‘reporting unit’ exceeds the fair value, there is an additional assessment performed to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value. NXP’s business segments are considered as the ‘reporting unit’ as referred to in ASC 350 for the purpose of impairment analysis.

Below is the summary of the results of our step 1 goodwill impairment analysis completed as at end of September, 2009:

Valuation as at end of September, 2009

	Goodwill	% of fair value exceeding the carrying value
Reporting units

Automotive & Identification	1,291	2.1
MultiMarket Semiconductors	974	23.5
Home	162	3.5
Manufacturing Operations	333	10.1
Corporate and Other	1	51.3

The determination of the fair value of the reporting unit requires us to make significant judgments and estimates including projections of future cash flows from the business. We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units. The key assumptions considered for computing the fair value of reporting units include (a) cash flows based on financial projections for periods ranging from 2009 through 2012 and which were extrapolated until 2020, (b) terminal values based on terminal growth rates not exceeding 4%, (c) discount rates, based on WACC, ranging from 12.8% to 16.8%. An increase in WACC of approximately 1.0% would have resulted in an impairment loss in both our reporting units Automotive & Identification and Home and a decrease of 1% in the terminal growth rate would have resulted in an impairment in the Automotive & Identification. The assumptions for reporting unit Automotive & Identification were closely reviewed since the percentage of fair value exceeding the carrying value was the lowest amongst the reporting units. Sales and profitability in the 4th quarter of 2009 and the outlook for the Automotive & Identification business have improved significantly compared to the time the impairment analysis was executed. For the reporting unit Home, following the announcement to sell the television and set-top-box business lines, which were included in the reporting unit Home, to Trident Microsystems, Inc., the assets and liabilities to be divested are reported as held for sale at fair value less cost to sell, for which an impairment of USD 69 million was recorded in 2009. The assets held for sale include USD 38 million goodwill related to the divested portion of the Home business segment.

Based on the goodwill impairment analysis performed in 2009, management concluded that there is no additional impairment risk.

Performance of the Group 2009 compared to 2008

Sales

The following table presents the aggregate by segment of sales for the years ended December 31, 2009 and 2008.

Sales

In millions of USD

	2008			2009
	Sales	% nominal growth	% comparable growth	Sales	% nominal growth	% comparable growth

Automotive & Identification	1,285	(3.5)	(6.1)	976	(24.0)	(22.0)
MultiMarket Semiconductors	2,129	(0.3)	(3.3)	1,749	(17.8)	(16.3)
Home	836	(9.8)	(17.3)	744	(11.0)	(27.4)
Manufacturing Operations	324	51.4	10.7	324	—	(29.0)
Corporate and Other	77	•	•	50	•	•
Divested Wireless activities	792	(45.6)	•	—	—	—
	5,443	(13.9)	(6.6)	3,843	(29.4)	(21.1)

Sales were USD 3,843 million in 2009 compared to USD 5,443 million in 2008, a nominal decrease of 29.4%, and a comparable decrease of 21.1%. Included are the wafer sales to ST-Ericsson of USD 149 million in 2009 compared to USD 85 million in 2008 (August — December 2008).The sales in 2009 were USD 792 million lower due to the divestment of wireless activities in July 2008. The remaining decline in sales was mainly attributable to the global financial crisis and the weak economic environment which affected all business segments. Especially in the first and second quarter of 2009, sales were severely affected by the crisis, whereas the sales in the third and fourth quarter partly recovered due to supply chain replenishment but were still lower than in the pre-crisis period. Furthermore, the sales of 2009 were affected by the unfavorable currency effects of USD 66 million compared to 2008.

The Automotive & Identification segment showed a 22.0% decline on a comparable basis, which was in line with the market development. The automotive market was affected by the continued low demand and related car production. The Identification sales were also weak following a slowdown in government related projects. The MultiMarket Semiconductors segment showed a 16.3% decline on a comparable basis. The decline was across the product portfolio especially in commodity products partly offset by sales of components for radio base stations and sales in the Sound Solution business. The Home segment sales declined by 27.4% on a comparable basis largely due to the decline in the end-customer demand and higher inventory levels at the distribution partners. The sales for the Home segment were also affected by the ongoing decline in the CRT TV market and the weakness in the mainstream (retail) STB market.

Gross margin

Gross margin was USD 969 million in 2009 or 25.2% of total sales compared to USD 1,218 million or 22.4% of total sales for 2008. Included are PPA effects of USD 69 million in 2009 compared to USD 151 million in 2008.  Incidental items amounted to a loss of USD 158 million in 2009 and were mainly related to product transfer costs and exit of product lines, whereas incidental items in 2008 amounted to a loss of USD 402 million and were largely related to the restructuring charge of USD 348 million related to the Redesign Program and other costs associated with exiting product lines.

The decline in gross margin was largely due to the significantly lower sales during the first half of 2009 resulting from the economic downturn. This also reduced our factory utilization to 56% in 2009 compared to 72% in 2008. The divestment of wireless activities in July 2008 also resulted in lower gross margin. The divested wireless activities had a gross margin of USD 236 million in the year 2008. Furthermore, the gross margin was affected by the unfavorable currency effect of USD 48 million in 2009 compared to 2008. However, the decline in gross margin was mitigated to a large extent, due to the cost reductions achieved as a result of the ongoing Redesign Program.

Selling expenses

Selling expenses were USD 277 million in 2009 (or 7.2% of total sales) compared to USD 400 million in 2008 (7.3% of total sales). The decline in selling expenses was mainly due to the divestment of our wireless activities (USD 66 million in 2008) and incidental items of USD 19 million, related to restructuring costs, in 2008. The remaining reduction in the costs was mainly the result of the ongoing Redesign Program and favorable currency effects.

General and Administrative expenses

General and Administrative expenses (‘‘G&A expenses’’) were USD 803 million in 2009 compared to USD 1,875 million in 2008. The decline in G&A expenses comes from the lower PPA amortization, lower impairment charges in 2009 compared to 2008, lower incidental costs, the divestment of wireless activities and as a result of the ongoing Redesign Program. The G&A expenses in 2009 included the PPA effects of USD 322 million compared to USD 536 million in 2008. The decline in PPA amortization is mainly due to the divestment of the wireless activities in 2008. The G&A expenses of 2009 included incidental items amounting to a loss of USD 88 million compared to USD 207 million in 2008. The incidental items in 2009 were mainly related to restructuring costs of USD 36 million, IT system reorganization costs of USD 35 million and merger & acquisition related costs. Incidental items of USD 207 million in 2008 included USD 124 million of restructuring costs, of which USD 83 million related to the Redesign Program and USD 79 million of IT system reorganization costs.

The G&A expenses in 2009 included an impairment of assets held for sale of USD 69 million in the Home segment, related to the transaction with Trident Microsystems, Inc. In 2008, the G&A expenses included impairment charges of goodwill and other intangibles of USD 714 million, which was mainly related to the Home segment (USD 665 million) and Corporate and Other.

The decline in G&A expenses was partly due to the divestment of our wireless activities, which had an impact of USD 84 million in 2008. In addition, the G&A expenses were impacted by higher costs in 2009 for the annual incentive program.

Research and Development expenses

Research and Development expenditures per sector

In millions of USD

	2008			2009
	amount	% of sales		amount	% of sales

Automotive & Identification	267	20.8		228	23.4
MultiMarket Semiconductors	201	9.4		192	11.0
Home	266	31.8		288	38.7
Manufacturing Operations	—	—		12	3.7
Corporate and Other	146	•	(1)	57	•	(1)
Divested Wireless activities	319	40.3		—	—
	1,199	22.0		777	20.2

(1) Not meaningful

The above data exclude the write-off of acquired In-Process R&D, nil in 2009 (2008: USD 26 million).

R&D expenses and write-off of acquired in-process research and development were USD 777 million in 2009 compared to USD 1,225 million in 2008. The R&D expenses for 2009 did not include any PPA effects compared to USD 26 million included in 2008. The R&D expenses in 2009 include the incidental items amounting to a loss of USD 69 million. These were mainly related to the restructuring costs and merger & acquisition related costs. The incidental items in 2008 amounted to a loss of USD 107 million and were mainly related to the Redesign Program. The R&D expenses were 20.2% of total sales in 2009 compared to 22.0% in 2008.

The decline in R&D expenses was largely due to the divestment of wireless activities, which amounted to USD 315 million in 2008 and the result of the ongoing Redesign Program. Furthermore, R&D expenses were lower in 2009 due to the favorable currency effects of USD 34 million compared to 2008. These reductions were partly offset by USD 45 million additional R&D costs in 2009 due to last year’s acquisitions Conexant’s Broadband Media Processing activities and NuTune, which were only partially included in the consolidation of 2008.

Other income

Other income and expense was a loss of USD 12 million in 2009 compared to a loss of USD 364 million in 2008. The loss in 2009 was related to the losses on the sale of various smaller businesses and gains on disposal of various tangible fixed assets. The loss in 2008 was due to a loss of USD 413 million related to the sale of our wireless activities, partly offset by gains from divestments of other activities and various tangible fixed assets.

Restructuring charges

In 2009, a restructuring charge of USD 112 million was recorded, resulting from the new restructuring projects in 2009, which included the closure of the additional wafer fab in Nijmegen scheduled for early 2011, and employee termination costs consequent to the transaction with Trident Microsystems, Inc. This charge was offset by release of restructuring liabilities of USD 92 million related to earlier announced restructuring projects. In addition, cash expensed restructuring costs amounting to USD 83 million were directly charged to income statement in 2009. On aggregate, the net restructuring charges that affected the income from operations for 2009 amounted to USD 103 million. In 2008, a charge of USD 594 million was recorded for restructuring, of which USD 443 million was related to the Redesign Program, which was announced in September 2008 and related to employee termination costs. The remainder was largely related to the write downs of assets, costs related to the closure of businesses and various other restructuring charges.

The following table presents restructuring charges by segment as included in income from operations for 2009 and 2008:

Restructuring charges

In millions of USD

	2008	2009

Automotive & Identification	8	19
MultiMarket Semiconductors	10	40
Home	25	29
Manufacturing Operations	360	(43)
Corporate and Other	188	58
Divested Wireless activities	3	—
Total restructuring charges	594	103

The Redesign Program has now been significantly accelerated and expanded.

Income from operations (IFO)

The following tables present the aggregate by segment of income (loss) from operations for the years ended December 31, 2009 and 2008.

In millions of USD

	2009
	income from operations as reported	effects of PPA	incidental items	impairment charges	adjusted income from operations	as a % of sales

Automotive & Identification	(149)	(140)	(38)		29	3.0
MultiMarket Semiconductors	(133)	(155)	(51)		73	4.2
Home	(276)	(13)	(33)	(69)	(161)	(21.6)
Manufacturing Operations	(171)	(83)	(101)		13	4.0
Corporate and Other	(171)	—	(121)		(50)	• (1)
Divested Wireless activities	—	—	—		—	—
	(900)	(391)	(344)	(69)	(96)	(2.5)

(1) Not meaningful

In millions of USD

	2008
	income from operations as reported	effects of PPA	incidental items	impairment charges	adjusted income from operations	as a % of sales

Automotive & Identification	(21)	(152)	(28)		159	12.4
MultiMarket Semiconductors	24	(163)	(22)		209	9.8
Home	(933)	(110)	(24)	(665)	(134)	(16.0)
Manufacturing Operations	(544)	(134)	(367)		(43)	(13.3)
Corporate and Other	(387)	—	(267)	(49)	(71)	• (1)
Divested Wireless activities	(785)	(154)	(414)		(217)	(27.4)
	(2,646)	(713)	(1,122)	(714)	(97)	(1.8)

(1) Not meaningful

Income from operations in 2009 was a loss of USD 900 million compared to a loss of USD 2,646 million in 2008. Included are the PPA effects of USD 391 million in 2009 compared to USD 713 million in 2008. The reduction in PPA effects was largely due to the divestment of wireless activities and write down of intangibles in the Home segment and Corporate and Other segment in 2008. The incidental items in 2009 amounted to a loss of USD 344 million and were mainly related to restructuring programs which included provisions and payments for severance, costs related to the exit of product lines (Fishkill, USA, and Caen, France) and product transfer costs. Furthermore, incidental items in 2009 included merger & acquisition related costs in relation to transactions with Trident and Virage Logic, and IT reorganization costs. In 2008 the incidental items amounted to a loss of USD 1,122 million and were mainly related to restructuring charges of USD 594 million and the result on the sale of the wireless activities of USD 413 million. The income from operations in 2009 also included an impairment charge for assets held for sale of USD 69 million consequent to the combination of our digital TV and set top box businesses with that of Trident Microsystems, Inc. The income from operations in 2008 included an impairment charge of USD 714 million related to write down of goodwill and intangibles assets.

Excluding the loss of USD 217 million of the divested wireless activities in 2008, the decline in income from operations was largely due to the global economic downturn which affected both sales and profitability of all the business segments. The lower sales led to a lower factory utilization which bottomed out at 36% in the first quarter of 2009. Since the majority of the costs are fixed by nature, the lower sales affected the gross margin for the year. The factory utilization for full year of 2009 was at 56% compared to 72% in 2008. The decline in gross margin was partly offset by reduction in operating expenses achieved by the ongoing Redesign Program that was announced in September 2008.

Financial income and expenses

Financial income and expenses

In millions of USD

	2008	2009

Interest income	27	4
Interest expense	(502)	(363)
Impairment loss securities	(38)	—
Foreign exchange results	(87)	39
Other	(14)	1,002
	(614)	682

Financial income and expenses was a net income of USD 682 million in 2009 compared to a net expense of USD 614 million in 2008.

The financial income and expenses of 2009 included a gain of USD 1,020 million, net of a write-down of USD 25 million related to the capitalized initial bond issuing costs, as a result of a private offer to exchange existing unsecured and secured notes for new U.S. dollar and Euro-denominated super priority notes together with several privately negotiated transactions to purchase secured and unsecured notes for cash or in a combination of cash and exchange of existing notes for new super priority notes. As a result of these transactions, the net interest expense also decreased from USD 475 million in 2008 to USD 359 million in 2009. Furthermore, the financial income and expenses in 2009 included a gain of USD 39 million as a result of change in the foreign exchange rates applicable to our USD denominated notes and short-term loans, compared to a loss of USD 87 million in 2008.

Income tax benefit (expenses)

The income tax expense for 2009 was an expense of USD 17 million compared to the income tax expense of USD 46 million in 2008.

The Company’s effective income tax expense rate was 7.8% in 2009, compared to 1.4% in 2008. The change in the effective tax rate was primarily attributable to new loss carryforwards, not expected to be realized, plus an effect for recognized withholding taxes and higher non-tax deductible expenses.

Results relating to equity-accounted investees

Results relating to the equity-accounted investees in 2009 resulted in a gain of USD 74 million compared to a loss of USD 268 million in 2008. The gain in 2009 was largely due to the release of translation differences related to the sale of our 20% share in the ST-NXP Wireless joint venture.  The loss in 2008 was largely related to the revaluation of the fair market value of our 20% share in the ST-NXP Wireless joint venture.

Net income

The net income for the year 2009 amounted to a loss of USD 161 million compared to a loss of USD 3,574 million in 2008. The decrease in net loss was attributable to:

•                  lower incidental costs and lower impairment charges

•                  the higher financial income as a result of the bond exchange and bond buy-back transactions this year

•                  better results from equity-accounted investees.

Non-controlling interests

The share of non-controlling interests in the 2009 results amounted to a profit of USD 14 million compared to USD 26 million in 2008 related to the third-party share in the results of consolidated companies, predominantly Systems on Silicon Manufacturing Company Pte. Ltd. (‘‘SSMC’’) and NuTune. As a result, the net loss attributable to the Company’s shareholder amounted to USD 175 million (2008: USD 3,600 million).

Reconciliation of certain non-GAAP measures

Certain non-US GAAP financial measures have been used when discussing the NXP Group’s financial position. The following table represents a reconciliation of IFO to Adjusted IFO and Adjusted EBITDA.

IFO to Adjusted EBITDA In millions of USD

	2008	2009

IFO	(2,646)	(900)

Exclude:
PPA effects amortization intangible fixed assets	562	322
PPA effects depreciation tangible fixed assets	151	69
Impairment goodwill and other intangibles	714	—
Impairment assets held for sale	—	69

Exit of product lines	15	64
Restructuring costs	594	103
Other incidental items	513	177

Adjusted IFO	(97)	(96)

Exclude:
Remaining amortization intangible fixed assets	40	26
Remaining depreciation tangible fixed assets	542	452

Reverse:
Depreciation included in exit of product lines, restructuring costs and other incidental items	—	46

Adjusted EBITDA	485	336

Adjusted EBITDA

Adjusted EBITDA for 2009 was USD 336 million, compared to USD 485 million in 2008. The decrease in EBITDA is attributable to the lower gross margin resulting from lower sales due to the economic downturn, partly offset by the reduction in the operating expenses as a result of the ongoing Redesign Program.

The adjustments made from 2009 EBITDA of USD 112 million (2008: a loss of USD 905 million), to arrive at Adjusted EBITDA of USD 336 million (2008: USD 485 million) consist of:

•                  restructuring costs of USD 99 million* (2008: USD 594 million)

•                  exit of product lines of USD 43 million* (2008: USD 15 million)

•                  other incidental items of USD 156 million* (2008: USD 513 million), mainly included process transfer costs, IT system reorganization costs and merger and acquisition related costs.

•                  results of equity-accounted investees amounting to a gain of USD 74 million (2008: a loss of USD 268 million), mainly related to the release of translation differences related to the sale of our 20% share in the ST-NXP Wireless joint venture.

*    In 2009, USD 46 million of depreciation property, plant and equipment have been excluded from exit of product lines (USD 21 million), restructuring costs (USD 4 million), and other incidental items (USD 21 million).

Performance by segment 2009 compared to 2008

The following tables present total sales and income from operations by segment for the years ended December 31, 2009 and 2008.

Sales growth composition 2009 versus 2008

In %

	comparable growth	currency effects	consolidation changes	nominal growth

Automotive & Identification	(22.0)	(2.0)	—	(24.0)
MultiMarket Semiconductors	(16.3)	(1.5)	—	(17.8)
Home	(27.4)	(0.3)	16.7	(11.0)
Manufacturing Operations	(29.0)	(3.1)	32.1	—
Corporate and Other	• (1)	• (1)	• (1)	• (1)
Divested Wireless activities	•	•	(14.6)	(14.6)
	(21.1)	(1.5)	(6.8)	(29.4)

(1) Not meaningful

Income (loss) from operations

In millions of USD

	2008			2009
	income from operations as reported	adjusted income from operations	as a % of sales	income from operations as reported	adjusted income from operations	as a % of sales

Automotive & Identification	(21)	159	12.4	(149)	29	3.0
MultiMarket Semiconductors	24	209	9.8	(133)	73	4.2
Home	(933)	(134)	(16.0)	(276)	(161)	(21.6)
Manufacturing Operations	(544)	(43)	(13.3)	(171)	13	4.0
Corporate and Other	(387)	(71)	• (1)	(171)	(50)	• (1)
Divested Wireless activities	(785)	(217)	(27.4)	—	—	—
	(2,646)	(97)	(1.8)	(900)	(96)	(2.5)

(1) Not meaningful

Automotive & Identification

Key data

In millions of USD unless otherwise stated

	2008	2009

Sales	1,285	976
% nominal growth	(3.5)	(24.0)
% comparable growth	(6.1)	(22.0)

Income (loss) from operations (IFO)	(21)	(149)
as a % of sales	(1.6)	(15.3)

Effects of PPA	(152)	(140)

Incidental items	(28)	(38)

Adjusted IFO	159	29
as a % of sales	12.4	3.0

Sales

Sales in 2009 were USD 976 million compared to USD 1,285 million in 2008, a nominal decrease of 24.0%, and a comparable decrease of 22.0%. The decline in sales over 2008 reflects the impact of the global recession on the auto industry. However, the sales during the second half of the year recovered from the significant dip in the first half, backed by stimulus packages provided by various governments for the auto industry. The Identification business sales were also affected by a slow down of various government related projects, competitive pricing in the banking card business and lower RFID (Radio Frequency IDentification) demand. However, there was an uptake in sales during the second half of the year, driven by the replenishment of inventories and by various government and banking projects. There has been progress made in the sales of security on cards in the Desfire and Mifare+ products for Automated Fare Collection and Extended Access Control products for e-passports. The sales in 2009 were also affected by unfavorable currency effects of USD 27 million compared to 2008.

Income from operations

IFO in 2009 was a loss of USD 149 million compared to a loss of USD 21 million in 2008. The decline in IFO was predominantly caused by a lower gross margin resulting from lower sales. However, the decline in gross margin was partly offset by reduction in operating expenses. The incidental items in 2009 amounted to a loss of USD 38 million and were mainly related to the process transfer costs and restructuring costs as part of the Redesign Program. In 2008 the incidental items amounted to a loss of USD 28 million and were mainly related to process transfer costs in relation to the closure of our factory in Boeblingen in Germany, and restructuring costs.

MultiMarket Semiconductors

Key data

In millions of USD unless otherwise stated

	2008	2009

Sales	2,129	1,749
% nominal growth	(0.3)	(17.8)
% comparable growth	(3.3)	(16.3)

Income (loss) from operations (IFO)	24	(133)
as a % of sales	1.1	(7.6)

Effects of PPA	(163)	(155)

Incidental items	(22)	(51)

Adjusted IFO	209	73
as a % of sales	9.8	4.2

Sales

Sales in 2009 were USD 1,749 million compared to USD 2,129 million in 2008, a nominal decrease of 17.8%, and a comparable decrease of 16.3%. The sales, especially during first half of the year, were severely affected by the lower end customer demand and tight inventory controls at the distribution partners in an overall weak market. However, there was a recovery during the second half of the year attributable to the supply chain replenishments and strong sales in Asia and Europe as a result of an increase in end-user applications. The sales of components for radio base stations were encouraging with design wins with major customers. The segment also had lighting successes with the new dimmable Compact Fluorescent Light driver with a leading lighting manufacturer and Chinese mass market supplier. The sales in 2009 were also affected by unfavorable currency effects of USD 34 million compared to 2008.

Income from operations

IFO in 2009 was a loss of USD 133 million, compared to a profit of USD 24 million in 2008. The decline in IFO was mainly due to the lower sales resulting from the economic downturn which affected the overall semiconductor industry. The gross margin was affected by the lower sales and the related lower factory utilization. However, the decline in gross margin was partly offset by lower operating expenses resulting from the ongoing Redesign Program. The incidental items in 2009 amounted to a loss of USD 51 million and were primarily related to restructuring and process transfer costs. The incidental items in 2008 were USD 22 million and primarily related to restructuring costs.

Home

Key data

In millions of USD unless otherwise stated

	2008	2009

Sales	836	744
% nominal growth	(9.8)	(11.0)
% comparable growth	(17.3)	(27.4)

Income (loss) from operations (IFO)	(933)	(276)
as a % of sales	(111.6)	(37.1)

Effects of PPA	(110)	(13)

Incidental items	(24)	(33)

Impairment assets held for sale	—	(69)

Impairment goodwill and other intangibles	(665)	—

Adjusted IFO	(134)	(161)
as a % of sales	(16.0)	(21.6)

Acquisition and Divestments

On October 5, 2009, we announced an agreement to sell the digital television and set-top-box business, included in our business segment Home, with Trident Microsystems, Inc., which is listed on the NASDAQ in the United States. This transaction was completed on February 8, 2010. After completion of this transaction, NXP owns approximately 60% of the outstanding common stock of Trident. As a result of the terms and conditions agreed between the parties, primarily that NXP will only retain a 30% voting interest in participatory rights and 60% voting interest for protective rights only, NXP will account for its investment in Trident under the equity method. With this transaction, it is expected that this combination will become a leader in the field of digital consumer markets. It will help to further leverage the significant investments into advanced technologies and complex systems across a larger customer base.

Sales

Sales in 2009 were USD 744 million compared to USD 836 million in 2008, a nominal decrease of 11.0% and a comparable decrease of 27.4%. The Home segment sales, during the first half year of 2009, were severely affected by the economic crisis. The sales during the second half of the year recovered partly compared to the steep decline in the first half year of 2009 but were still significantly lower compared to the same period last year. In TV segment, growth was seen in the Digital TV markets, whereas analog market continues to decline. The weakness in the mainstream (retail) STB market still persists affecting the sales of Home segment. The decline in sales was partly offset due to the consolidation effects of the BMP activities and the NuTune joint venture, which contributed for the full year of 2009 compared to only four months in 2008.

There were significant design wins in HDMI transmitters and silicon tuners with several STB manufacturers. In the 4th quarter of 2009, the company released the world’s first Digital TV platform in 45nm advanced CMOS technology.

Income from operations

IFO in 2009 was a loss of USD 276 million, compared to a loss of USD 933 million in 2008. In 2009, an impairment charge for assets held for sale of USD 69 million was recognized consequent to the announcement to combine the digital TV and set top box businesses with that of Trident Microsystems, Inc. The income from operations of 2008 included USD 665 million related to the impairment of goodwill and other intangibles. The incidental items in 2009 amounted to a loss of USD 33 million and were mainly related to restructuring costs related to the transaction with Trident Microsystems, Inc. The incidental items in 2008 were USD 24 million and were mainly related to restructuring costs.

The increase in the IFO loss of 2009 was mainly attributable to the significantly lower sales in the first half of the year. The income from operations was also affected as a result of consolidation effects of the BMP activities and the NuTune joint venture for the full year in 2009 compared to only four months in 2008.

Manufacturing Operations

Key data

In millions of USD unless otherwise stated

	2008	2009

Sales	324	324
% nominal growth	51.4	—
% comparable growth	10.7	(29.0)

Income (loss) from operations (IFO)	(544)	(171)
as a % of sales (1)	(167.9)	(52.8)

Effects of PPA	(134)	(83)

Incidental items	(367)	(101)

Adjusted IFO	(43)	13
as a % of sales	(13.3)	4.0

Sales

Sales in 2009 were USD 324 million, including wafer sales of USD 149 million to ST-Ericsson compared to USD 324 million in 2008, which included wafer sales of USD 85 million to ST-Ericsson. Excluding wafer sales to ST-Ericsson, the sales in 2009 declined due to the lower demand as a result of the economic downturn which affected the semiconductor industry. The factory utilization for 2009 was reduced to 56% compared to 72% in 2008 due to the poor demand, mainly during the first half of the year.

Income from operations

IFO in 2009 was a loss of USD 171 million, compared to a loss of USD 544 million in 2008 which included incidental items of USD 367 million mainly related to the Redesign Program announced in the 3rd quarter of 2008. The incidental items in 2009 were USD 101 million and were mainly related to the process transfer costs and exit of product lines. Starting 2009, the result of this segment is allocated to the three market oriented business segments. IFO in 2008 represents the unallocated results related to the closure of our facility in Boeblingen and remaining costs related to the Crolles2 Alliance.

Corporate and Other

Key data

In millions of USD unless otherwise stated

	2008	2009

Sales	77	50
% nominal growth	•	•
% comparable growth	•	•

Income (loss) from operations (IFO)	(387)	(171)
as a % of sales (1)	•	•

Effects of PPA	—	—

Incidental items	(267)	(121)

Impairment goodwill and other intangibles	(49)	—

Adjusted IFO	(71)	(50)
as a % of sales (1)	•	•

(1) IFO and Adjusted IFO as a percentage of sales is not meaningful for Corporate and Other.

Corporate and Other business includes IP management, corporate research and development and corporate infrastructure.

Sales

Sales in 2009 were USD 50 million compared to USD 77 million in 2008 and related to IP licensing and NXP Software.

Income from operations

IFO in 2009 was a loss of USD 171 million, compared to a loss of USD 387 million in 2008.

The decline in IFO loss was mainly due to lower incidental items of USD 121 million in 2009 compared to USD 267 million in 2008. The incidental items in 2009 were mainly related to the restructuring costs, IT system reorganization costs and the merger and acquisition costs incurred from the transaction with Trident Microsystems, Inc. The incidental items in 2008 were also related to the restructuring costs and merger and acquisition costs. Also, the income from operations loss was lower in 2009 due to an impairment charge of USD 49 million recognized in 2008.

The lower IFO loss in 2009 was due to the currency results relating to hedging and fair value accounting, which amounted to USD 29 million in 2009 compared to USD 40 million in 2008. Furthermore, the year 2008 included losses related to certain discontinued business activities.

Divested Wireless activities

Key data

In millions of USD unless otherwise stated

	2008	2009

Sales	792	—
% nominal growth	(45.6)	—
% comparable growth	—	—

Income (loss) from operations (IFO)	(785)	—
as a % of sales	(99.1)	—

Effects of PPA	(154)	—

Incidental items	(414)	—

Adjusted IFO	(217)	—
as a % of sales	(27.4)	—

Acquisition and Divestments

On July 28, 2008, NXP and STMicroelectronics announced the closing of their agreement, bringing the key wireless operations of both companies into the joint venture ST-NXP Wireless. Subsequently, the related assets and liabilities were deconsolidated. The operations until July 28, 2008, remained consolidated in the consolidated accounts under the new segment Divested Wireless activities.

NXP held a 20% share in this joint venture as at December 31, 2008. On February 2, 2009, the 20% share was sold to STMicroelectronics for USD 92 million.

Performance of the Group 2008 compared to 2007

Presentation

The Company decided to enhance the assessment of the performance of our three business segments by allocating certain costs that were previously unallocated and were reported in the segments Corporate and Other and Manufacturing Operations, to these operating segments. Also, the elimination of unrealized results on intercompany transactions is allocated to the related operating segments.

The segment information for the years 2008 and 2007 has been restated to reflect this reallocation as from the earliest period presented in this report.

The presentation of non-controlling interests has been brought in line with FASB ASC Topic 810 (formerly SFAS 160), which Statement became effective on January 1, 2009 for the Company.

Management Summary

The Group generated a loss from operations of USD 2,646 million with cash outflows from operations of USD 622 million. The 2008 loss from operations includes an amount of USD 1,709 million related to (i) restructuring charges of USD 594 million, (ii) impairments of goodwill and intangibles for USD 714 million and (iii) a negative transaction result related to the sale of the wireless activities and a positive deal result on the establishment of the NuTune joint venture in total amounting to negative USD 401 million. The effects of the downturn have lead to lower demand in all segments and an impairment of goodwill in the segment Home and Corporate and Other. At an early stage NXP has initiated a Redesign Program to cope with this weakening economic environment. At December 31, 2008, the Group had positive working capital (current assets less current liabilities, excluding short-term debt) of USD 1,337 million and total outstanding borrowings of USD 6,367 million.  Prior to 2008, the Group had generated positive operating cash inflows from operations for each of the last two years to December 31, 2007 and 2006 of USD 533 million and USD 960 million, respectively.

Sales

The following table presents the aggregate by segment of sales for the years ended December 31, 2008 and 2007.

Sales

In millions of USD

	2007			2008
	Sales	% nominal growth	% comparable growth	Sales	% nominal growth	% comparable growth

Automotive & Identification	1,332	21.4	8.8	1,285	(3.5)	(6.1)
MultiMarket Semiconductors	2,135	17.0	20.5	2,129	(0.3)	(3.3)
Home	927	(21.7)	(20.4)	836	(9.8)	(17.3)
Manufacturing Operations	214	1.4	(15.6)	324	51.4	10.7
Corporate and Other	256	•	•	77	•	•
Divested Wireless activities	1,457	•	•	792	(45.6)	•
	6,321	1.3	1.4	5,443	(13.9)	(6.6)

Sales were USD 5,443 million in 2008 compared to USD 6,321 million in 2007, a decrease of 13.9%, and a comparable decrease of 6.6%. The change was primarily due to a decrease of USD 665 million associated with the divestment of our wireless activities in 2008 and the full year impact of the sale of the Cordless & VoIP Terminal operations in 2007. The remaining decline in sales reflected the weakening economic environment in the second half of the year which impacted each of our segments in that period. The Home segment was also affected by the ongoing decline in the CRT TV market and the weakness in the mainstream (retail) STB market. The Automotive & Identification segment was affected by the severe crisis in the automotive market and overall weak demand. The MultiMarket Semiconductors business was affected by lower end-customer demand in the fourth quarter of 2008. These decreases were slightly offset by favorable currency effects of USD 88 million compared to 2007.

Gross margin

Gross margin declined from USD 2,045 million in 2007 to USD 1,218 million in 2008, and decreased to 22.4% as a percentage of total sales for 2008 compared to 32.4% in 2007. The gross margin declined by USD 308 million mainly due to the impact of the divestment of the wireless activities in 2008 and was also affected by the full year impact of the sale of the Cordless & VoIP Terminal activities in 2007. In addition, 2008 included incidental expenses of USD 402 million primarily associated with the restructuring charge of USD 349 million related to the Redesign Program and other costs associated with existing product lines, compared to incidental expenses of USD 229 million in 2007 comprised of restructuring charges of USD 178 million related to our exit from the Crolles2 Alliance and the closure of our Boeblingen facility.

USD 295 million of the decrease in gross margin was attributable to lower sales and related lower factory utilization, and the decrease was also caused by an unfavorable currency effect of USD 40 million compared to 2007. Factory utilization decreased to 72% in 2008 compared to 79% in 2007. USD 151 million (2007: USD 140 million) was related to depreciation of tangible fixed assets and write-off of stepped-up inventories.

Selling expenses

Selling expenses were USD 400 million in 2008 compared to USD 425 million in 2007 and 7.3% of sales in 2008 compared to 6.7% in 2007. The increase in the percentage of sales was predominantly caused by the rapid decrease in sales in the second half of 2008. The divestment of our wireless activities, with effect from July 28, 2008, accounted for USD 67 million selling expenses over the first seven months of 2008 (2007: USD 79 million). Savings from our Redesign Program and previous cost savings programs reduced selling expenses. The decrease was partly offset by the combined acquisition effect from Conexant and NuTune of USD 6 million and unfavorable currency effects.

Selling expenses for 2008 included incidental charges of USD 19 million related to restructuring (2007: USD 16 million).

General and Administrative expenses

General and Administrative expenses (‘‘G&A expenses’’) were USD 1,875 million in 2008 compared to USD 1,189 million in 2007 and 34.4% of sales in 2008 compared to 18.8% in 2007. G&A expenses in 2008 included a write down of goodwill and intangibles of USD 714 million mainly related to the Home segment (USD 665 million) and Corporate and Other, incidental items of USD 207 million (2007: USD 98 million), acquisition effects of USD 21 million related to the acquisition of Conexant and the establishment of NuTune and unfavorable currency effects. Incidental items of USD 207 million in 2008 included USD 79 million of IT system reorganization costs and USD 123 million of restructuring costs, of which USD 83 million related to the Redesign Program. These increases were partly offset by a decrease in the effects from PPA of USD 100 million, a positive effect from the sale of the wireless activities in 2008 (USD 35 million) and Cordless and VoIP Terminal operations in 2007 (USD 6 million). The PPA effect related to the amortization of intangibles was USD 536 million compared to USD 636 million in 2007.

G&A expenses included a non-cash charge for a share-based compensation program of USD 31 million compared to USD 26 million in 2007.

Research and Development expenses

Research and Development expenditures per sector

In millions of USD

	2007			2008
	amount	% of sales		amount	% of sales

Automotive & Identification	221	16.6		267	20.8
MultiMarket Semiconductors	350	16.4		201	9.4
Home	231	24.9		266	31.8
Manufacturing Operations	—	—		—	—
Corporate and Other	118	•	(1)	146	•	(1)
Divested Wireless activities	408	28.0		319	40.3
	1,328	21.0		1,199	22.0

(1) Not meaningful

The above data excludes the write-off of acquired In-Process R&D of USD 26 million in 2008 (2007: USD 15 million).

R&D expenses and write-off of acquired in-process research and development were USD 1,225 million in 2008 compared to USD 1,343 million in 2007. The decrease was related to the impact of the sale of the wireless activities in 2008 (USD 60 million), the full year impact of the sale of the Cordless and VoIP Terminal operations in 2007 (USD 25 million) and generally lower costs in both the remaining former Mobile & Personal activities (now included in the MultiMarket Semiconductors segment) and the Home segment. This reduction was partly offset by a restructuring charge of USD 97 million primarily related to the Redesign Program, R&D investments of USD 42 million related to the acquisition of Conexant’s BMP activities and increased R&D investments in the Automotive & Identification and MultiMarket Semiconductors segments. Furthermore, R&D expenses were affected by unfavorable currency effect of USD 62 million. R&D expenses and write-off of acquired in-process research and development were 22.5% of total sales in 2008 compared to 21.2% in 2007.

Other income

Other income and expense was a loss of USD 364 million in 2008, compared to a gain of USD 134 million in 2007. The loss in 2008 was due to the loss of USD 413 million related to the sale of our wireless activities, partly offset by gains from divestments of certain other activities and various tangible fixed assets.

Restructuring charges

In 2008, a charge of USD 594 million was recorded for restructuring (2007: USD 218 million). USD 443 million of this restructuring charge was related to the Redesign Program, which was announced in September 2008 and related to employee termination costs. The remainder was largely related to the write downs of assets, costs related to the closure of businesses and various other restructuring charges. The personnel related part of this restructuring charge reflects redundancy costs. The restructuring charge of USD 443 million was primarily related to the planned closure or sale of certain facilities and refocusing and resizing central R&D and reductions in support functions. The non-personnel related part of the restructuring charge related to inventory write downs (USD 36 million), process transfer costs following the closure of the facility in Boeblingen (USD 27 million) and other costs. The Redesign Program encompassed all previously announced programs (such as Business Renewal), for which a restructuring charge was recorded in 2007 of USD 218 million.

The following table presents restructuring charges by segment as included in income from operations for 2008 and 2007:

Restructuring charges

In millions of USD

	2007	2008

Automotive & Identification	—	8
MultiMarket Semiconductors	12	10
Home	19	25
Manufacturing Operations	133	360
Corporate and Other	54	188
Divested Wireless activities	—	3
Total restructuring charges	218	594

The Redesign Program has now been significantly accelerated and expanded.

Income from operations (IFO)

The following tables present the aggregate by segment of income (loss) from operations for the years ended December 31, 2008 and 2007.

In millions of USD

	2008
	income from operations as reported	effects of PPA	incidental items	impairment charges	adjusted income from operations	as a % of sales

Automotive & Identification	(21)	(152)	(28)		159	12.4
MultiMarket Semiconductors	24	(163)	(22)		209	9.8
Home	(933)	(110)	(24)	(665)	(134)	(16.0)
Manufacturing Operations	(544)	(134)	(367)		(43)	(13.3)
Corporate and Other	(387)	—	(267)	(49)	(71)	• (1)
Divested Wireless activities	(785)	(154)	(414)		(217)	(27.4)
	(2,646)	(713)	(1,122)	(714)	(97)	(1.8)

(1) Not meaningful

In millions of USD

	2007
	income from operations as reported	effects of PPA	incidental items	impairment charges	adjusted income from operations	as a % of sales

Automotive & Identification	97	(151)	(3)	—	251	18.8
MultiMarket Semiconductors	(74)	(232)	(24)	—	182	8.5
Home	(255)	(111)	(19)	—	(125)	(13.5)
Manufacturing Operations	(263)	(116)	(146)	—	(1)	(0.5)
Corporate and Other	(82)	—	(57)	—	(25)	• (1)
Divested Wireless activities	(201)	(181)	(10)	—	(10)	(0.7)
	(778)	(791)	(259)	—	272	4.4

(1) Not meaningful

Income from operations in 2008 was a loss of USD 2,646 million compared to a loss of USD 778 million in 2007. Adjusted for PPA effects, incidental items and impairment charges adjusted Income from operations was a loss of USD 97 million compared to a gain of USD 272 million in 2007.

Incidental items in 2008 amounted to a loss of USD 1,122 million mainly caused by restructuring charges of USD 594 million and the result on the sale of the wireless activities of USD 413 million.

The annual impairment test resulted in the write-down of goodwill and intangibles of USD 714 million.

The decline of the Income from operations reflects the effects of the lower sales and related factory utilization on the margin, only partly offset by cost reductions.

Financial income and expenses

Financial income and expenses

In millions of USD

	2007	2008

Interest income	43	27
Interest expense	(495)	(502)
Impairment loss securities	(21)	(38)
Foreign exchange results	300	(87)
Other	(8)	(14)
	(181)	(614)

Financial income and expenses was a net expense of USD 614 million in 2008, compared to an expense of USD 181 million in 2007, largely as a result of foreign currency effects related to our U.S. dollar-denominated debt. Financial income and expenses include a net interest expense of USD 475 million (2007: USD 452 million), financing fees of USD 14 million (2007: USD 8 million) and the impact of foreign exchange rate changes. In 2008, a foreign exchange loss of USD 87 million was recognized compared to a foreign currency gain of USD 300 million in 2007 on our USD-denominated notes and short-term loans. This was partly offset by exchange rate movements on foreign currency contracts and liquid assets.

Income tax benefit (expenses)

The income tax expense for 2008 was USD 46 million, compared to a tax benefit in 2007 of USD 396 million. In 2008, the PPA effects included in income tax expense amounted to a benefit of USD 349 million, compared to a benefit in 2007 of USD 247 million The Company’s effective income tax rate changed from a tax benefit of 41.3% in 2007 to a tax expense rate of 1.4% in 2008. The change in the effective tax rate was primarily attributable to an increase in the valuation allowance of USD 496 million and a decrease in non-taxable income.

Results relating to equity-accounted investees

Results relating to the equity-accounted investees in 2008 resulted in a loss of USD 268 million compared to a loss of USD 40 million in 2007. The loss in 2008 was largely related to the revaluation of the fair market value of our 20% share in the ST-NXP Wireless joint venture.

The 2007 loss included an impairment charge for our participation in Advanced Semiconductor Manufacturing Company (‘‘ASMC’’) and T3G.

Net income

Net loss increased from USD 603 million in 2007 to a loss of USD 3,574 million in 2008 as result of the items discussed above.

Non-controlling interests

The share of non-controlling interests in the 2008 results were a profit of USD 26 million compared to USD 47 million in 2007. As a result, the net loss attributable to the Company’s shareholder amounted to USD 3,600 million (2007: USD 650 million). Non-Controlling interests related to the third-party share in the results of consolidated companies, predominantly Systems on Silicon Manufacturing Company Pte. Ltd. (‘‘SSMC’’) and NuTune.

Reconciliation of certain non-GAAP measures

Certain non-US GAAP financial measures have been used when discussing the NXP Group’s financial position. The following table represents a reconciliation of IFO to Adjusted IFO and Adjusted EBITDA.

IFO to Adjusted EBITDA In millions of USD

	2007	2008

IFO	(778)	(2,646)

Exclude:
PPA effects amortization intangible fixed assets	651	562
PPA effects depreciation tangible fixed assets	137	151
PPA effects inventories	3	—
Impairment goodwill and other intangibles	—	714
Exit of product lines	18	15
Restructuring costs	218	594
Other incidental items	23	513

Adjusted IFO	272	(97)

Exclude:
Remaining amortization intangible fixed assets	25	40
Remaining depreciation tangible fixed assets	734	542

Adjusted EBITDA	1,031	485

Adjusted EBITDA

Adjusted EBITA for 2008 was USD 485 million, compared to USD 1,031 million in 2007. This decrease of USD 546 million is mainly caused by the combined effect of a lower gross margin of USD 643 million, partly offset by lower costs of USD 279 million.

The adjustments made from 2008 EBITDA of a loss of USD 905 million (2007: a profit of USD 729 million), to arrive at Adjusted EBITDA of a profit of USD 485 million (2007: a profit of USD 1,031 million) consist of:

•                  restructuring costs of USD 594 million (2007: USD 218 million)

•                  exit of product lines of USD 15 million (2007: USD 18 million)

•                  other incidental items of USD 513 million (2007: USD 23 million), mainly consisting of the results on the sale of businesses (of which the sale of the major part of the Mobile & Personal business segment amounted to USD 413 million) and process transfer costs and other merger & acquisition related costs

•                  results of equity-accounted investees of a loss of USD 268 million (2007: USD 40 million), mainly related to the impairment of the ST-NXP Wireless joint venture.

Performance by segment 2008 compared to 2007

The following tables present total sales and income from operations by segment for the years ended December 31, 2008 and 2007.

Sales growth composition 2008 versus 2007

In %

	comparable growth	currency effects		consolidation changes	nominal growth

Automotive & Identification	(6.1)	2.6		—	(3.5)
MultiMarket Semiconductors	(3.3)	1.9		1.1	(0.3)
Home	(17.3)	0.5		7.0	(9.8)
Manufacturing Operations	10.7	—		40.7	51.4
Corporate and Other	• (1)	•	(1)	• (1)	• (1)
Divested Wireless activities	•	•		(45.6)	(45.6)
	(6.6)	1.7		(9.0)	(13.9)

(1) Not meaningful

Income (loss) from operations

In millions of USD

	2007			2008
	income from operations as reported	adjusted income from operations	as a % of sales	income from operations as reported	adjusted income from operations	as a % of sales

Automotive & Identification	97	251	18.8	(21)	159	12.4
MultiMarket Semiconductors	(74)	182	8.5	24	209	9.8
Home	(255)	(125)	(13.5)	(933)	(134)	(16.0)
Manufacturing Operations	(263)	(1)	(0.5)	(544)	(43)	(13.3)
Corporate and Other	(82)	(25)	• (1)	(387)	(71)	• (1)
Divested Wireless activities	(201)	(10)	(07)	(785)	(217)	(27.4)
	(778)	272	4.4	(2,646)	(97)	(1.8)

(1) Not meaningful

Automotive & Identification

Key data

In millions of USD unless otherwise stated

	2007	2008

Sales	1,332	1,285
% nominal growth	21.4	(3.5)
% comparable growth	8.8	(6.1)

Income (loss) from operations (IFO)	97	(21)
as a % of sales	7.3	(1.6)

Effects of PPA	(151)	(152)

Incidental items	(3)	(28)

Adjusted IFO	251	159
as a % of sales	18.8	12.4

Sales

Sales in 2008 were USD 1,285 million compared to USD 1,332 million in 2007, a decrease of 3.5%, and a comparable decrease of 6.1%. Automotive sales for 2008 were lower than 2007 following the economic crisis affecting the automotive market in the second half of 2008.

The Identification business showed lower sales in an overall weak market; in the second half of 2008 the business was faced with overstock situations in the market leading to reduced sales and price pressure mainly in SIM-related markets. This was partly offset by the improved sales of security on cards in the Desfire and Mifare+ products for Automated Fare Collection and Extended Access Control products for Electronic Passports. Furthermore, currency effects of USD 42 million positively impacted sales.

Income from operations

Income fro Operations (“IFO”) in 2008 was a loss of USD 21 million, compared to a profit of USD 97 million in 2007. The decrease in IFO was largely caused by a lower gross margin in line with lower sales, both in Automotive & Identification. Furthermore, costs were higher mainly due to investments in R&D, higher incidental items of USD 25 million and the higher allocation of costs from the segment Manufacturing Operations and Corporate and Other compared to the year 2007. Incidental items in 2008 mainly related to process transfer costs, following the closure of our factory in Boeblingen in Germany, and restructuring costs. Incidental items in 2007 fully related to restructuring costs.

MultiMarket Semiconductors

Key data

In millions of USD unless otherwise stated

	2007	2008

Sales	2,135	2,129
% nominal growth	17.0	(0.3)
% comparable growth	20.5	(3.3)

Income (loss) from operations (IFO)	(74)	24
as a % of sales	(3.5)	1.1

Effects of PPA	(232)	(163)

Incidental items	(24)	(22)

Adjusted IFO	182	209
as a % of sales	8.5	9.8

Sales

Sales in 2008 were USD 2,129 million compared to USD 2,135 million in 2007, a decrease of 0.3%, and a comparable decrease of 3.3%.

The decline was primarily caused by lower end user demand in a weaker market in the second half of the year. The growth in standard MOS and Signal Diodes was more than offset by the decline in the sales of Bipolar, Interface Products and Integrated Power. In addition, sales increased by USD 23 million due to a reclassification of Solid State Lighting activities. In 2007 these activities were reported in Corporate and Other and amounted to USD 9 million. Furthermore, in 2007, MMS was impacted positively by USD 35 million due to currency effects.

Income from operations

IFO in 2008 was a profit of USD 24 million, compared to a loss of USD 74 million in 2007. The IFO in 2008 was affected by the regrouping of the remaining part of the erstwhile business segment Mobile & Personal, after the contribution of activities into the joint venture ST-NXP Wireless and subsequent divestment, into segment MultiMarket Semiconductors. These remaining activities contributed to a profit of USD 88 million in 2008 compared to a loss of USD 52 million in 2007. Excluding the results of the regrouped business activities, the income from operation declined in 2008 compared to 2007. This decline was largely resulted from lower sales and related lower factory utilization on the gross margin, higher investments in R&D and increased selling expenses. The impact from lower sales was partly offset by lower PPA effects of USD 163 million in 2008 compared to USD 232 million in 2007.  Incidental items in 2008 and 2007 were primarily related to the restructuring costs.

Home

Key data

In millions of USD unless otherwise stated

	2007	2008

Sales	927	836
% nominal growth	(21.7)	(9.8)
% comparable growth	(20.4)	(17.3)

Income (loss) from operations (IFO)	(255)	(933)
as a % of sales	(27.5)	(111.6)

Effects of PPA	(111)	(110)

Incidental items	(19)	(24)

Impairment goodwill and other intangibles	—	(665)

Adjusted IFO	(125)	(134)
as a % of sales	(13.5)	(16.0)

Acquisition and Divestments

Effective August 8, 2008, we successfully completed the acquisition of Conexant’s Broadband Media Processing (‘‘BMP’’) division that manufactures industry-leading products for satellite, cable and IPTV applications. Our existing set-top box and digital TV operations were combined with BMP.

Effective September 1, 2008, NXP and Thomson completed the transaction to form a joint venture called NuTune in which both companies combined their can tuner module operations. We have a 55% holding in NuTune and Thomson holds the remaining 45%.

Sales

Sales in 2008 were USD 836 million compared to USD 927 million in 2007, a decrease of 9.8% and a comparable decrease of 17.3%. The decrease is mainly caused by the continued decline in the CRT TV market and the weakness in the mainstream (retail) STB market. The decrease was partly offset by improvements in the Digital TV Systems on Chip market where the Home business won market share after starting mass production for a major Japanese original equipment manufacturer (‘‘OEM’’). The decrease was further offset due to the consolidation effect of the acquisition of BMP and the NuTune joint venture with a positive effect on sales of USD 63 million and USD 31 million respectively.

Income from operations

IFO in 2008 was a loss of USD 933 million, compared to a loss of USD 255 million in 2007.

The decrease in IFO was mainly related to a loss of USD 665 million arising from the impairment of goodwill and certain intangible assets. The decline in IFO was also due to the allocation of higher costs of Manufacturing Operations and Corporate and Other segment in 2008 as compared to these costs in year 2007. Furthermore, IFO was impacted by the unfavorable margin effect from lower sales that was more than offset by an improved margin percentage and lower operational expenditures from the ongoing restructuring in the Home business. Incidental items in 2008 were mainly related to restructuring costs of USD 24 million. Incidental items in 2007 were related to restructuring charges in the R&D organization.

Manufacturing Operations

Key data

In millions of USD unless otherwise stated

	2007	2008

Sales	214	324
% nominal growth	1.4	51.4
% comparable growth	(15.6)	10.7

Income (loss) from operations (IFO)	(263)	(544)
as a % of sales (1)	(122.9)	(167.9)

Effects of PPA	(116)	(134)

Incidental items	(146)	(367)

Adjusted IFO	(1)	(43)
as a % of sales	(0.5)	(13.3)

Sales

Sales to third parties in 2008 were USD 324 million compared to USD 214 million in 2007, a nominal increase of 51.4%, and a comparable increase of 10.7%. The increase of nominal sales was mainly caused by wafer sales to ST-NXP Wireless, which became a third party in 2008, and sales to the DSP Group, which became a third party in 2007, in connection with the sale of our Cordless and VoIP Terminal operations in the third quarter of 2007.

Income from operations

IFO in 2008 was a loss of USD 544 million, compared to a loss of USD 263 million in 2007.

The decline was caused by a lower gross margin, which was mainly due to incidental items, lower factory utilization, the weaker U.S. dollar compared to 2007 and price erosion. The increase in incidental items in 2008 mainly related to the announced Redesign Program, ongoing restructuring in 2008 and the downscaling of production facilities in the second half of the year. Overall factory utilization declined to 72% in 2008 compared to 79% in 2007. In the fourth quarter of 2008 the utilization was 56%. The adjusted income from operation loss in 2008 represents results of our joint venture in SSMC, the unallocated results related to the closure of our facility in Boeblingen and remaining costs related to the Crolles2 Alliance.

Corporate and Other

Key data

In millions of USD unless otherwise stated

	2007	2008

Sales	256	77
% nominal growth	•	•
% comparable growth	•	•

Income (loss) from operations (IFO)	(82)	(387)
as a % of sales (1)	•	•

Effects of PPA	—	—

Incidental items	(57)	(267)

Impairment goodwill and other intangibles	—	(49)

Adjusted IFO	(25)	(71)
as a % of sales (1)	•	•

(1) IFO and Adjusted IFO as a percentage of sales is not meaningful for Corporate and Other.

Corporate and Other business includes IP management, corporate research and development and corporate infrastructure.

Sales

Sales in 2008 were USD 77 million compared to USD 256 million in 2007 and related to IP licensing and NXP Software. Consolidation changes amounted to USD 9 million and related to Solid State Lightning activities. With effect from 2008, these activities are reported in the MultiMarket Semiconductors segment.

Income from operations

IFO in 2008 was a loss of USD 387 million, compared to a loss of USD 82 million in 2007.

The increase in loss compared to 2007 was caused by higher incidental items, currency results relating to hedging and fair value accounting and the impairment of goodwill of USD 49 million. Incidental items in 2008 amounted to USD 267 million and consisted of restructuring charges of USD 173 million and Merger & Acquisition related costs of USD 54 million. Incidental items in 2007 included, amongst others, IT disentanglement costs and restructuring charges for the exit from the Crolles2 Alliance and restructuring of the Global Sales Force.

Divested Wireless activities

Key data

In millions of USD unless otherwise stated

	2007	2008

Sales	1,457	792
% nominal growth	(10.3)	(45.6)
% comparable growth	(9.5)	—

Income (loss) from operations (IFO)	(201)	(785)
as a % of sales	(13.8)	(99.1)

Effects of PPA	(181)	(154)

Incidental items	10	(414)

Adjusted IFO	(10)	(217)
as a % of sales	(0.7)	(27.4)

Acquisition and Divestments

On July 28, 2008, NXP and STMicroelectronics announced the closing of their agreement, bringing the key wireless operations of both companies into the joint venture ST-NXP Wireless. Subsequently, the related assets and liabilities were deconsolidated. We held a 20% share in this joint venture on December 31, 2008. On February 2, 2009, the 20% share was sold to STMicroelectronics for USD 92 million.

Sales

Sales in 2008 were USD 792 million compared to USD 1,457 million in 2007, a nominal decrease of 45.6%.  USD 665 million of the decrease was due to consolidation changes related to the divestment of the wireless activities in August 2008 and the sale of the Cordless and VoIP Terminal operations in September 2007. The remaining activities (Sound Solutions, Mobile Infrastructure and Amplifiers) showed sales comparable to 2007 whereby stronger sales in Sound Solutions were offset by lower sales in the other activities.

Income from operations

IFO in 2008 was a loss of USD 785 million, compared to a loss of USD 201 million in 2007. The increase in the loss in 2008 was primarily due to increased costs in the segment Manufacturing Operations and Corporate and Other, allocated to the divested wireless activities segment and an increase in incidental items, which included the loss on the sale of our wireless activities of USD 413 million in 2008. In 2007, incidental items included a gain of USD 119 million on the divestment of the Cordless and VoIP Terminal operations, which was partly offset by other incidental items which included IT disentanglement costs, restructuring charges and reorganization of the Global Sales Force.

Employment

Employees by segment at year-end

In number of FTE

	2007	2008	2009

Automotive & Identification	1,385	1,728	1,722

MultiMarket Semiconductors	9,152	9,524	9,511

Home	3,096	4,878	4,589

Manufacturing Operations	16,728	9,819	8,223

Corporate and Other	4,861	4,225	4,105

Divested wireless activities	2,405	—	—
	37,627	30,174	28,150

The following table indicates the number of employees per geographic area.

Employees by geographic area at year-end

In number of FTE

	2007	2008	2009

Europe and Africa	14,018	10,310	8,734

Americas	1,776	1,530	728

Greater China	7,904	6,832	7,159

Asia Pacific	13,929	11,502	11,529

	37,627	30,174	28,150

Liquidity and capital resources

At the end of 2009 our cash balance was USD 1,041 million. We started the year with a cash balance of USD 1,796 million. In 2009 our cash decreased by USD 755 million. The Redesign Program and bond buy-backs resulted in a cash out of USD 385 million and USD 286 million, respectively. Taking into account the available undrawn amount of the revolving credit facility and the cash at year-end, NXP had access to USD 1,161 million of liquidity resources.

We continually assess our cash at hand, available financing and cash requirements as part of our overall risk management. This control of our cash position was further improved in 2009 by the introduction of a central invoicing and collection center. Most of our customers are now invoiced out of the Netherlands by a Dutch entity and these invoices are collected on the bank accounts of this Dutch entity hereby giving the Company direct access to its cash from debtors. Our working capital requirements are subject to fluctuations of the economy and activity of our clients but with a strong focus on further working capital we managed to reduce the level of working capital.

Capital expenditure was lower in 2009 due to the closure and sale of factories and the relocation of this equipment to the remaining factories. We expect capital expenditure to normalize in 2010 to higher levels.

Since the beginning of 2009, the book value of total debt has reduced from USD 6,367 million to USD 5,283 million. A combination of cash by-backs and exchanges offers resulted in a total long-term debt reduction of USD 1,331 million. Translation and exchange differences on our notes had an impact on this reduction as well. The total amount of cash used as result of the debt buy-backs amounted to USD 286 million. After an additional drawdown of USD 200 million we have now drawn USD 600 million on the revolving credit facility.  We still have a remaining capacity of USD 120 million left after taking into account the outstanding bank guarantees based on the end of year exchange rates.

At December 31 2009, total cash amounted to USD 1,041 million of which USD 236 million was held by SSMC, our joint venture company with TSMC.  A portion of this cash can be distributed by way of a dividend to NXP but part of the dividend will be paid to our joint venture partner as well. In 2009, SSMC distributed USD 73 million of cash of which USD 28 million was distributed to TSMC, our joint venture partner.

Since the beginning of the redesign program we have now spent USD 433 million and, as earlier communicated we expect to spend in total USD 700 million on the program including the expanded program. The redesign is more than on track and we see the USD 700 million as a maximum spent on the program. Savings will gradually come in as we continue the program. Also on this side we expect the USD 550 million of savings, which was communicated earlier, to be a minimum amount. With the acceleration of the program we expect savings to come in earlier than originally expected.

We have developed forecasts and projections of cash flows and liquidity needs for the upcoming periods and by taking into account the current market conditions, reasonable possible changes in our trading levels and changes in our cost structure we are able to manage the company’s cash, liquidity positions and capital requirements according to good market practice.

Cash flows

The condensed consolidated statements of cash flows are presented as follows:

Condensed cash flow statements

In millions of USD

	2007	2008	2009

Cash flow from operating activities:

Net income (loss)	(603)	(3,574)	(161)

Adjustments to reconcile net income (loss) to net cash provided by operating activities	1,136	2,952	(584)

Net cash provided by (used for) operating activities	533	(622)	(745)

Net cash (used for) provided by investing activities	(678)	1,015	78

Net cash (used for) provided by financing activities	(22)	316	(80)

	(167)	709	(747)
Effect of changes in exchange rates on cash positions	(24)	46	(8)

Cash and cash equivalents at beginning of period	1,232	1,041	1,796

Cash and cash equivalents at end of period	1,041	1,796	1,041

Cash flow from operating activities

Net cash used for operating activities amounted to USD 745 million in 2009, compared to cash used of USD 622 million in 2008. The operating cash flows are directly impacted by the net loss of USD 161 million (2008: a los of USD 3,574 million). The net loss includes non-cash items such as depreciation and amortization, including impairment charges, of USD 938 million (2008: USD 2,010 million) and in 2008 losses related to equity-accounted investees of USD 268 million (including an impairment charge of USD 249 million). Furthermore, an incidental charge for restructuring of USD 103 million (2008: USD 594 million), an incidental gross gain on extinguishment of debt of USD 1,045 million (2008: nil) and other non-cash losses of USD 2 million (2008: losses of USD 120 million) are included. Also included in the net loss are net gains on sale of assets of USD 58 million (2008: net losses of USD 369 million), which proceeds are included in cash flow from investing activities. Operating cash flow in 2009 as compared to 2008 is positively influenced by a better operating performance and cash savings related to the Redesign Program.

Net cash used for operating activities of USD 745 million (2008: USD 622 million) mainly consists of net payments for restructuring of USD 385 million (2008; USD 48 million), net payments for interest of USD 391 million (2008: (USD 483 million), net payments of taxes of USD 58 million (2008: USD 84 million) and dividend payments to non-controlling interest of USD 29 million (2008: USD 19 million). This was only partly offset by the net balance of cash receipts from customers, cash payments to suppliers and cash payments related to salaries and wages for both years.

Cash flow from investing activities

Net cash provided by investing activities in 2009 was USD 78 million. Included are gross capital expenditures of USD 96 million. proceeds from disposals of property, plant and equipment of USD 22 million, proceeds from the sale of DSPG securities of USD 20 million, proceeds of USD 92 million related to the sale of the 20% shareholding in the ST-NXP Wireless joint-venture, proceeds related to a cash settlement with Philips of USD 21 million and proceeds of USD 18 million related to the repayment of a loan to T3G.

Net cash provided by investing activities in 2008 amounted to USD 1,015 million. The cash generated in 2008 was primarily related to the net proceeds from the sale of the wireless activities of USD 1,433 million, cash paid for the acquisition of BMP (USD 111 million) and GloNav (USD 87 million). Furthermore, gross capital expenditures of USD 379 million, the proceeds from disposals of property, plant and equipment of USD 61 million and the proceeds from disposal of Crolles assets held for sale of USD 130 million were included.

Cash flow from financing activities

Net cash used for financing activities in 2009 amounted to USD 80 million, compared to net cash provided by financing activities of USD 316 million in 2008. The net cash outflow from financing activities in 2009 mainly consists of a USD 286 million outflow related to our offer to repurchase unsecured and secured notes for cash and an inflow of USD 200 million from the additional drawing under the senior secured revolving credit facility. The net cash inflow in 2008 mainly consisted of USD 400 million from the drawing of the senior secured revolving credit facility. Furthermore, SSMC (in which we have a 61.2% ownership share) repaid USD 200 million of paid-in capital to its shareholders. As a consequence, the USD 78 million cash paid to TSMC (our joint venture partner in SSMC) reduced the consolidated cash position and was reflected in financing activities.

Financing

The condensed consolidated balance sheets at December 31, 2008 and 2009 are presented as follows:

Condensed balance sheet

In millions of USD

	2008	2009

Cash and cash equivalents	1,796	1,041

Securities	33	—

Receivables and other assets	1,198	1,399

Assets held for sale	—	144

Inventories	630	542

Investment in equity-accounted investees	158	43

Other non-current financial assets	18	35

Property plant and equipment — net	1,807	1,361

Goodwill and intangible assets - net	5,045	4,627

Total assets	10,685	9,192

Accounts payable, accruals and other liabilities	1,829	1,585

Liabilities held for sale	—	2

Provisions	1,201	1,194

Debt	6,367	5,283

Non-controlling interests	213	198

Shareholder’s equity	1,075	930

Total liabilities and shareholder’s equity	10,685	9,192

Cash and cash equivalents

The Company’s cash position at year end amounted to USD 1,041 million compared to USD 1,796 million at the end of 2008.

The decrease in cash is mainly explained by the debt buy-backs of USD 286 million, Redesign Program of USD 385 million and the drawing under the revolving credit facility.

In addition, cash proceeds resulting from the sale of our shareholding in the ST-NXP Wireless JV, received in the first quarter of 2009, amounted to USD 92 million. By using the proceeds for allowed expenditures as at the end of this year, we were already below the threshold (as defined in the financing agreement) of USD 72 million (EUR 50 million).

Debt position

In October 2006 we issued an aggregate USD equivalent principal amount of USD 5,746 million in fixed- and floating rate notes, in the following series:

EUR	1,000	million	floating rate senior secured notes due 2013
USD	1,535	million	floating rate senior secured notes due 2013
USD	1,026	million	7 7/8% senior secured notes due 2014
EUR	525	million	8 5/8% senior notes due 2015
USD	1,250	million	9 ½% senior notes due 2015

These notes require quarterly interest payments, in the case of the floating rate notes, or semi-   annual interest payments in the case of the remaining notes. The notes do not require amortization and all principle is due on the notes’ respective maturity dates.

As a result of the bond repurchases and exchanges which took place in the second and third quarter of 2009 the nominal outstanding position of these bonds were reduced. At December 31, 2009 the following bond series with related nominal amounts are outstanding:

EUR	843	million	floating rate senior secured notes due 2013
USD	1,201	million	floating rate senior secured notes due 2013
EUR	29	million	10% super priority notes due 2013
USD	221	million	10% super priority notes due 2013
USD	845	million	7 7/8% senior secured notes due 2014
EUR	296	million	8 5/8% senior notes due 2015
USD	788	million	9 ½% senior notes due 2015

As of December31, 2009 the principle amount of the notes outstanding was equal to USD 4,737 million. In addition we have drawn amounts under our EUR 500 million senior secured revolving credit facility. As of December 31, 2009, after taking into account outstanding bank guarantees under the facility of USD 8.5 million, we have drawn USD 600 million. At the exchange rates prevailing on that date, we had approximately EUR 120 million of remaining facility available, after taking into account outstanding bank guarantees under the facility. The facility given its revolving character may be repaid and redrawn from time to time, and matures in September 2012.

Net debt

As of December 31, 2009 the Company had a net debt position (total debt minus cash equivalents) of USD 4,242 million compared to USD 4,571 million at the end of 2008. Our net debt to total equity ratio was 79 : 21 as of December 31, 2009 (December 31, 2008: 78 : 22).

Shareholder’s equity

As of December 31, 2009 shareholder’s equity was USD 930 million compared to USD 1,075 million as of December 31, 2008.

Changes in equity in 2009 consisted of the net loss of USD 175 million, shared-based compensation of USD 28 million and other comprehensive income that increase equity with USD 2 million.

Change in equity in 2008 related to the net loss for that period of USD 3,600 million, currency translation differences of USD 145 million, share-based compensation of USD 27 million and other comprehensive income that decreased equity with USD 25 million.

As of December 31, 2008 shareholder’s equity was USD 1,075 million compared to USD 4,528 million as of December 31, 2007.

Guarantees and contractual obligations

Guarantees

Guarantees issued or modified after December 31, 2002 having characteristics as defined in FASB ASC Topic 460 “Guarantees” (formerly FIN No. 45 ‘Guarantor’s Accounting and Disclosure Requirements of Guarantees, including Indirect Guarantees of Indebtedness of Others’), are measured at fair value and recognized on the balance sheet. At the end of December 31, 2009, the total fair value of such guarantees was nil.

Guarantees issued before December 31, 2002 and not modified afterwards, and guarantees issued after December 31, 2002, which do not have characteristics defined in Topic 460, remain off-balance sheet. As of December 31, 2009, there were no such guarantees recognized.

Contractual obligations (1)

Presented below is a summary of the NXP Semiconductors Group’s contractual obligations as at December 31, 2009.

in millions of USD

	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years

Long-term debt	4,669	—	—	3,452	1,217
Capital lease obligations	4	—	2	1	1
Short-term debt	610	610	—	—	—
Operating leases	195	33	57	51	54
Interest on the notes(2)	1,580	291	645	533	111
Total contractual cash obligations(2), (3)	7,058	934	704	4,037	1,383

(1)     This table does not reflect uncertain tax positions, amounting to USD 59 million, payments associated with our defined benefit plans, restructuring obligations and any obligations contingent on future events. In addition, this does not include purchase orders entered into in the normal course of business.

(2)     The interest on the notes was determined on the basis of LIBOR and EURIBOR interest rates and USD/EUR balance sheet rates as at December 31, 2009. We have also drawn amounts under our senior secured revolving credit facility, but have not included these interest amounts due to the revolving nature of the debt.

(3)     Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on the rate in effect at December 31, 2009. As a result, the actual payments will vary based on any change in exchange rate.

As at December 31, 2009 accrued interest on debt amounted to USD 68 million.

Certain contingent contractual obligations, which are not reflected in the table above, include (a) contractual agreements, such as supply agreements, containing provisions that certain penalties may be charged if we do not fulfill our commitments, (b) a contractual agreement to contribute USD 18 million in our joint venture called the Advanced Semiconductor Engineering Inc. if our venture partner also contributes its contractually agreed amounts, which we expect may occur in 2010.

The Company sponsors pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined contribution pension plans and multi-employer plans.

Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs.

The Company currently estimates contributions to pension plans will be USD 90 million in 2010, consisting of USD 4 million in employer contributions to defined-benefit pension plans, USD 86 million in employer contributions to defined-contribution pension plans and multi-employer plans.

The expected cash outflows in 2010 and subsequent years are uncertain and may change as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

For further details about cash obligations related to pension and other postretirement plans, see notes 23 and 24 of the audited US GAAP group financial statements.

Risk management

The following sections provide an overview of our risk management and business control, policies and principles. The risks to which our business is exposed are further described in the section “risk factors” of this Annual Report. However, the risk factors listed therein are not exhaustive. Some risks not yet known to us or currently believed not to be material could later turn out to have a material impact on our businesses, financial condition or results of operations. Please also refer to the section “forward-looking statements”, elsewhere in this Annual Report.

NXP’s risk management and business control

Risk management and business control forms an integral part of business management. Our risk and control policies and principles encourage our management to closely monitor some of our day-to-day operations, ensure strict compliance with all legal requirements and safeguard the integrity of the financial reporting and related disclosures. Our management is responsible for identifying critical business risks and for implementing fit-for-purpose risk responses. Internal controls are regularly assessed and, if required, corrected.

We believe that a state-of-the-art corporate governance model is a critical factor to achieve business success. Our corporate governance model is based on, amongst other factors, our risk management and business control policies and principles and high ethical standards that are applied throughout every aspect of our business. Our risk management and business control policies and principles are an integral part of our corporate governance model.

The quality of our risk management and business control policies and principles and the findings of internal and external audits are reported to and discussed by the audit committee of the supervisory board. Internal auditors monitor the quality of our risk management and business control policies and principles through risk-based operational audits, inspections of financial reporting controls and compliance audits.

The NXP Business Control Framework

The NXP Business Control Framework sets the standard for risk management and business controls at NXP. The objectives of the Business Control Framework are to maintain integrated management control of the Company’s operations, to comply with all applicable laws and regulations, as well as to ensure integrity of the financial reporting and business processes.

With respect to financial reporting, a structured company-wide assessment and monitoring process is in place to enable the Chief Executive Officer and Chief Financial Officer to review the effectiveness of financial risk management and business controls. Each quarter, entities issue a formal certification statement to confirm the adequacy of the design and effectiveness of disclosure controls and internal controls over financial reporting. As part of the annual report process, management’s accountability for business controls is enforced through the formal issuance of a Statement on Business Controls and a Letter of Representation.

US Sarbanes-Oxley Act

In connection with the registration of its exchange notes, NXP became an SEC registrant during 2007. Following this SEC registration, NXP became subject to certain provisions of the Sarbanes-Oxley Act. A separate Annual Report on Form 20-F, certified by both the Chief Executive Officer and Chief Financial Officer, will be filed with the SEC, in respect of the year ended December 31, 2009, including management certification relating to its internal control over US GAAP financial reporting. Management assesses the design and operating effectiveness of controls within the scope of section 404 of the Sarbanes-Oxley Act. The auditor attestation requirement of section 404 of the Sarbanes-Oxley Act is not applicable yet for our financial reporting for the year ended December 31, 2009 and our independent registered public accounting firm did not attest to the effectiveness of our internal controls as of December 31, 2009.

The management evaluation includes entity level and other monitoring controls at Group level, IT general controls, and transactional level controls. Deficiencies noted in design and operating effectiveness not completely remediated are formally evaluated at year-end. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

With regard to its assessment of the internal control over US GAAP financial reporting for the year ended December 31, 2009, management identified a deficiency in the operating effectiveness of NXP’s internal control over financial reporting as of December 31, 2009, related to the accounting and disclosure for income taxes and concluded that this control deficiency constituted a material weakness in the internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that management identified relates to the execution of the procedures surrounding the preparation and review of the income tax provision as of December 31, 2009. In particular, the execution of our controls did not ensure the accuracy and validity of our acquisition accounting adjustments and the determination of valuation allowance for deferred tax assets. Part of the identified issues were caused by the complexity that step-ups resulting from acquisitions are accounted for centrally.

Management has taken remedial actions with respect to the material weakness identified above. Additional review was undertaken to ensure NXP’s financial statements were prepared in accordance with US GAAP and, as a result, adjustments to deferred tax assets, income tax (benefit) and footnote disclosures were made. Management is also taking or will take the following measures to address the material weakness identified and to improve our internal control over these reporting procedures:

•                  conducting a full review of the income taxes related to the acquisition accounting;

•                  re-evaluating the operating effectiveness of our income tax accounting controls;

•                  conducting training sessions for key financial and tax personnel regarding the acquisition accounting and related income tax accounting matters; and

•                  enhancing the resources in the field of tax accounting matters.

Notwithstanding the existence of this material weakness in internal control over financial reporting, we believe that the consolidated financial statements in this Annual Report fairly present, in all material respects, NXP’s consolidated financial condition as of December 31, 2009 and 2008, and consolidated results of its operations and cash flows for the years ended December 31, 2009, 2008 and 2007, in conformity with US GAAP.

The NXP Business Code of Conduct

The NXP Business Code of Conduct explicitly lays out the rules of behavior that NXP as an organization and NXP’S employees commit to. The Business Code of Conduct outlines NXP’s general commitment to be a responsible social partner and the way in which NXP attempts to interact with its stakeholders: shareholders, suppliers, customers, employees and the market. The Business Code of Conduct expresses our commitment to an economically, socially and ethically sustainable way of working. It covers our policy on a diverse array of subjects, including corporate gifts, child labor, ILO conventions, working hours, sexual harassment, free-market competition, bribery and the integrity of financial reporting.

Risks related to our business

The financial performance of the semiconductor market is highly cyclical.

Historically, the relationship between supply and demand in the semiconductor industry has caused a high degree of cyclicality in the semiconductor market. Semiconductor supply is driven by manufacturing capacity, which in the past has demonstrated alternating periods of substantial capacity additions and periods in which no or limited capacity was added. As a general matter, semiconductor companies are more likely to add capacity in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result in overcapacity, which can lead to a reduction in prices and margins. In response, companies typically limit further capacity additions, eventually causing the market to be relatively undersupplied. In addition, demand for semiconductors varies, which can exacerbate the effect of supply fluctuations. As a result of this cyclicality, the semiconductor industry has in the past experienced significant downturns, often in connection with, or in anticipation of, maturing life cycles of semiconductor companies’ products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, underutilization of manufacturing capacity and accelerated erosion of average selling prices. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product lifecycles, significant price erosion and evolving standards. Accordingly, the success of our business depends to a significant extent on our ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development necessary to develop new technologies and products are significant and any reduction of our research and development budget could harm our competitiveness. To meet evolving industry requirements and to introduce new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. If we are unable to successfully develop new products, our revenues may decline substantially. Moreover, some of our competitors are well-established entities, are larger than we are and have greater resources than we do. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total costs in line with this declining revenue. If any of these risks materializes, our business, financial condition and results of operations could be materially adversely affected.

In many of the market segments in which we compete, we depend on winning selection processes, and failure to be selected could adversely affect our business in that market segment.

One of our business strategies is to participate in and win competitive bid selection processes to develop products for use in our customers’ equipment and products. These selection processes can be lengthy and require us to incur significant design and development expenditures, with no guarantee of winning a contract or generating revenue. Failure to win new design projects and delays in developing new products with anticipated technological advances or in commencing volume shipments of these products may have an adverse effect on our business. This risk is particularly pronounced in markets where there are only a few potential customers and in the automotive market, where, due to the longer design cycles involved, failure to win a design-in could prevent access to a customer for several years. Our failure to win a sufficient number of these bids could result in reduced revenues and hurt our competitive position in future selection processes because we may not be perceived as being a technology or industry leader, each of which could materially adversely affect our business, financial condition and results of operations.

The demand for our products depends to a significant degree on the demand for the end products of our customers into which they are incorporated.

The vast majority of our revenues are derived from sales to manufacturers in the automotive, consumer electronics and communications industries. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. In addition, the specific products in which our semiconductors are incorporated may not be successful, or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay us. Such customers have in the past, and may, in the future, vary order levels significantly from period to period, request postponements to schedule delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing our business difficult, as it limits the foreseeability of future sales. It can also affect the accuracy of our financial forecasts. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may affect our revenues, costs and working capital requirements. Additionally, a significant portion of our products is made to order.

If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or require the customers who have ordered these products to pay a cancellation fee. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

The semiconductor industry is characterized by aggressive pricing and rapidly declining average selling prices, especially after a product has been on the market for a significant period of time.

One of the results of the rapid innovation that is exhibited by the semiconductor industry is that pricing pressure, especially on products containing older technology, can be intense. Product life cycles are relatively short, and as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis. In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously. In order to continue profitably supplying these products, we must reduce our production costs in line with the lower revenues we can expect to receive per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If we cannot advance our process technologies or improve our efficiencies to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Moreover, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue growth rates and lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, our business, financial condition and results of operations could be materially adversely affected.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets

Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. We review our goodwill and other intangible assets balance for impairment upon any indication of a potential impairment, and in the case of goodwill, at a minimum of once a year. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating registered intellectual property, and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position, results of operations and net worth.

As our business is global, our operations are exposed to economic and political developments, and laws and regulations in countries across the world that could adversely affect our business.

The business environment is influenced by economic and political uncertainties. As a company with global operations, economic and political developments in various parts of the world could have an adverse effect on our results of operations. Besides this, we are subject to environmental, health and safety laws and regulations in each jurisdiction in which we operate. We are also required to obtain environmental permits and other authorizations or licenses from governmental authorities for certain of our operations. No assurance can be given that we have been or will be at all times in complete compliance with such laws, regulations, permits and other authorizations or licenses. If we violate or fail to comply with these laws, regulations, permits and other authorizations or licenses, we could be fined or otherwise sanctioned by regulators. As a result, our business, financial condition and results of operations could be materially adversely affected.

We rely to a significant extent on proprietary intellectual property. We may not be able to protect this intellectual property against improper use by our competitors or others.

We depend significantly on patents and other intellectual property rights to protect our products and proprietary design and fabrication processes against misappropriation by others. We may in the future have difficulty obtaining patents and other intellectual property rights and the patents we receive may be insufficient to provide us with meaningful protection or commercial advantage. We may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be unavailable or limited in scope. Furthermore, our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. In particular, intellectual property rights are difficult to enforce in the People’s Republic of China and certain other developing nations, since the laws governing such rights are relatively undeveloped in these countries compared to other jurisdictions where we operate, such as the United States and The Netherlands. Consequently, operating in the People’s Republic of China or other developing nations may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage. There is no assurance that we will be able to protect our intellectual property rights or have adequate legal recourse in the event that we are required to seek legal or judicial enforcement of our intellectual property rights under the laws of such countries. Any inability on our part to protect adequately our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

The intellectual property that was transferred or licensed to us from Philips may not be sufficient to protect our position in the industry.

In connection with our separation from Philips, Philips transferred approximately 5,300 patent families to us subject to certain limitations, including (1) any prior commitments to and undertakings with third parties entered into prior to the separation and (2) certain licenses retained by Philips. These licenses back to Philips give Philips the right to sublicense to third parties in certain circumstances that may divert revenue opportunities from us. Approximately 800 of these patent families were transferred on to ST-NXP and its successor.  Philips granted us a non-exclusive license (A) to all patents Philips holds but has not assigned to us, to the extent that they are entitled to the benefit of a filing date prior to the separation and for which Philips is free to grant licenses without the consent of or accounting to any third party and (B) to certain know-how that is available to us, where such patents and know-how relate: (1) to our current products and technologies as well as successor products and technologies, (2) to technology that was developed for us prior to the separation, and (3) to technology developed pursuant to contract research co-funded by us. Philips has also granted us a non-exclusive royalty-free and irrevocable license (A) under certain patents for use in giant magneto-resistive devices outside the field of healthcare and bio applications, and (B) under certain patents relevant to polymer electronics resulting from contract research work co-funded by us in the field of RFID tags. Such licenses are subject to certain prior commitments and prior undertakings. However, Philips retained ownership of certain intellectual property related to our business as well as certain rights with respect to intellectual property transferred to us in connection with the separation. There can be no guarantee that the patents transferred to us will be sufficient to assert offensively against our competitors or to use as leverage to negotiate future cross-licenses to give us freedom to operate and innovate in the industry. The strength and value of our intellectual property may be diluted if Philips licenses or otherwise transfers such intellectual property or such rights to third parties, especially if those third parties compete with us. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

We may become party to intellectual property claims or litigation that could cause us to incur substantial costs or pay substantial damages or prohibits us from selling its products.

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or other intellectual property rights. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. We cannot assure you that we will be able to obtain any or all of the necessary licenses on satisfactory terms, if at all. In the event that we cannot obtain a license, these parties may file lawsuits against us seeking damages (and potentially treble damages in the United States) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such lawsuits could result in an increase in the costs of selling certain of our products, our having to partially or completely redesign our products or stop the sale of some of our products and cause damage to our reputation. Any litigation could require significant financial and management resources regardless of the merits or outcome, and we cannot assure you that we would prevail in any litigation or that our intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture and sale of some or all of our products, could affect our ability to compete or have a material adverse effect on our business, financial condition and results of operations.

We rely on strategic partnerships, joint ventures and alliances for manufacturing and research and development. However, we typically do not control these partnerships and joint ventures, and actions taken by any of our partners or the termination of these partnerships or joint ventures could adversely affect our business.

As part of our strategy, we have entered into a number of long-term strategic partnerships with other leading industry participants. For example, we have entered into a joint venture with TSMC, called SSMC, and we operate jointly with Jilin Sino-Microelectronics the joint venture Jilin NXP Semiconductor. We established ASMC together with a number of Chinese partners, and together with ASEN we established an assembly and test joint venture. Furthermore, we established Moversa with Sony Corporation and formed NuTune with Thomson. We also engage in alliances with respect to other aspects of our business, such as product development. If any of our strategic partners in industry groups or in any of the other alliances we engage with were to encounter financial difficulties or change their business strategies, they may no longer be able or willing to participate in these groups or alliances, in which case our business, financial condition and results of operations could be materially adversely affected.

We have and may continue to make acquisitions and engage in other transactions to complement or expand our existing businesses. However, we may not be successful in acquiring suitable targets at acceptable prices and integrating them into our operations, and any acquisitions we make may lead to a diversion of management resources.

Our future success may depend on acquiring businesses and technologies, making investments or forming joint ventures that complement, enhance or expand our current portfolio or otherwise offer us growth opportunities. If we are unable to identify suitable targets, our growth prospects may suffer, and we may not be able to realize sufficient scale advantages to compete effectively in all markets. In addition, in pursuing acquisitions, we may face competition from other companies in the semiconductor industry. Our ability to acquire targets may also be limited by applicable antitrust laws and other regulations in the United States, the European Union and other jurisdictions in which we do business. To the extent that we are successful in making acquisitions, we may have to expend substantial amounts of cash, incur debt, assume loss-making divisions and incur other types of expenses. We may also face challenges in successfully integrating acquired companies into our existing organization. Each of these risks could have a material adverse effect on our business, financial condition and results of operations.

We may from time to time desire to exit certain product lines or businesses, or to restructure our operations, but may not be successful in doing so.

From time to time we may decide to divest certain product lines and businesses or restructure our operations, including through the contribution of assets to joint ventures. We have in recent years exited several of our product lines and businesses and we have closed several of our manufacturing and research facilities. We may continue these practices in the future. However, our ability to successfully extricate ourselves from product lines and businesses, or to close or consolidate operations, depends on a number of factors, many of which are outside of our control. For example, if we are seeking a buyer for a particular business line, none may be available, or we may not be successful in negotiating adequate terms with prospective buyers. In addition, we may face internal obstacles to our efforts. In particular, several of our operations and facilities are subject to collective bargaining agreements or involve the presence of work councils that may prevent or complicate our efforts to sell or restructure our businesses. In some cases, particularly with respect to our European operations, there may be laws or other legal impediments affecting our ability to carry out such sales or restructuring. If we are unable to exit a product line or business in a timely manner, or to restructure our operations in a manner we deem to be advantageous, our business, financial condition and results of operations could be materially adversely affected.

If we fail to extend or renegotiate our collective bargaining agreements and social plans with our labor unions as they expire from time to time, if regular or statutory consultation processes with employee representatives such as works councils fail or are delayed, or if our unionized employees were to engage in a strike or other work stoppage, our business and operating results could be materially harmed.

We are a party to collective bargaining agreements and social plans with our labor unions. We also are required to consult with our employee representatives, such as works councils, on items such as restructurings and acquisitions and divestitures. Although we believe that our relations with our employees, employee representatives and unions are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate these agreements as they expire from time to time or to conclude the consultation processes in a timely and favorable way. The impact of future negotiations and consultation processes with employee representatives could have a material impact on our financial results. Also, if we fail to extend or renegotiate our labor agreements and social plans, if significant disputes with our unions arise, or if our unionized workers engage in a strike or other work stoppage, we could incur higher ongoing labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business.

Environmental laws and regulations expose us to liability and compliance with these laws and regulations, and any such liability may adversely affect our business.

We are subject to many environmental, health and safety laws and regulations in each jurisdiction in which we operate, which govern, among other things, emissions of pollutants into the air, wastewater discharges, the use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for certain of our operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators.

As with other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical manufacturing facilities. Certain environmental laws impose strict, and in certain circumstances, joint and several liabilities on current or previous owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. Certain of these laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Soil and groundwater contamination has been identified at some of our current and former properties resulting from historical, ongoing or third-party activities. We are in the process of investigating and remediating contamination at some of these sites. While we do not expect that any contamination currently known to us will materially adversely affect our business, we cannot assure you that this is the case or that we will not discover new facts or conditions or that environmental laws or the enforcement of such laws will not change such that our liabilities would be increased significantly. In addition, we could also be held liable for consequences arising out of human exposure to hazardous substances or other environmental damage. In summary, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, regulated materials will not materially adversely affect our business, financial conditions and results of operations.

In difficult market conditions, our high fixed costs combined with low revenues negatively affect our results of operations.

The semiconductor industry is characterized by high fixed costs and, notwithstanding our significant utilization of third-party manufacturing capacity, most of our production requirements are met by our own manufacturing facilities. In less favorable industry environments, we are generally faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. During such periods, our fabrication plants operate at a lower loading level, while the fixed costs associated with the full capacity continue to be incurred resulting into lower gross margins.

The semiconductor industry is capital intensive and if we are unable to invest the necessary capital to operate and grow our business, we may not remain competitive.

To remain competitive, we must constantly improve our facilities and process technologies and carry out extensive research and development, each of which requires investment of significant amounts of capital. This risk is magnified by the relatively high level of debt we currently have since we are required to use a portion of our cash flow to service that debt. If we are unable to generate sufficient cash or raise sufficient capital to meet both our debt service and capital investment requirements, or if we are unable to raise required capital on favorable terms when needed, our business, financial condition and results of operations could be materially adversely affected.

Our working capital needs are difficult to predict.

Our working capital needs are difficult to predict and may fluctuate. The comparatively long period between the time at which we commence development of a product and the time at which it may be delivered to a customer leads to high inventory and work-in-progress levels. The volatility of our customers’ own businesses and the time required to manufacture products also makes it difficult to manage inventory levels and requires us to stockpile products across many different specifications.

Our business may be adversely affected by costs relating to product defects, and we could be faced with product liability and warranty claims.

We make highly complex electronic components and, accordingly, there is a risk that defects may occur in any of our products. Such defects can give rise to significant costs, including expenses relating to recalling products, replacing defective items, writing down defective inventory and loss of potential sales. In addition, the occurrence of such defects may give rise to product liability and warranty claims, including liability for damages caused by such defects. If we release defective products into the market, our reputation could suffer and we could lose sales opportunities and become liable to pay damages. Moreover, since the cost of replacing defective semiconductor devices is often much higher than the value of the devices themselves, we may at times face damage claims from customers in excess of the amounts they pay us for our products, including consequential damages. We also face exposure to potential liability resulting from the fact that our customers typically integrate the semiconductors we sell into numerous consumer products, which are then in turn sold into the marketplace. We are exposed to product liability claims if our semiconductors or the consumer products based on them malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our products caused the damage in question, and such claims could result in significant costs and expenses relating to attorneys’ fees and damages. In addition, our customers may recall their products if they prove to be defective or make compensatory payments in accordance with industry or business practice or in order to maintain good customer relationships. If such a recall or payment is caused by a defect in one of our products, our customers may seek to recover all or a portion of their losses from us. If any of these risks materialize, our reputation would be harmed and our business, financial condition and results of operations could be materially adversely affected.

Our business has suffered and could in the future suffer from manufacturing problems.

We manufacture our products using processes that are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Difficulties in the production process can reduce yields or interrupt production, and as a result of such problems we may on occasion not be able to deliver products on time or in a cost-effective, competitive manner. As the complexity of both our products and our fabrication processes has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become more demanding. As is common in the semiconductor industry, we have in the past experienced manufacturing difficulties that have given rise to delays in delivery and quality control problems. There can be no assurance that any such occurrence in the future would not materially harm our results of operations. Furthermore, we may suffer disruptions in our manufacturing operations, either due to production difficulties such as those described above or as a result of external factors beyond our control. We may in the future experience manufacturing difficulties or permanent or temporary loss of manufacturing capacity due to the foregoing or other risks. Such an event could materially adversely affect our business, financial condition and results of operations.

Our Redesign Program may not be entirely successful or we may not make the projected continued progress in the execution of our Redesign Program. The estimated savings with regard to our Redesign Program are difficult to predict.

In September 2008, we announced our Redesign Program, targeted to reduce our annual cost base through major reductions of the manufacturing base, rightsizing of our central R&D, and reduction of support functions. In the course of 2009, we accelerated and expanded the program. However, our actual savings may be lower than we currently anticipate, and they may or may not be realized on our anticipated time line. The cost of implementing the Redesign Program may also differ from our estimates and negative effects from the Redesign Program, such as customer dissatisfaction, may have a larger impact on our revenues than currently expected.

We rely on the timely supply of equipment and materials and could suffer if suppliers fail to meet their delivery obligations or raise prices. Certain equipment and materials needed in our manufacturing operations are only available from a limited number of suppliers.

Our manufacturing operations depend on deliveries of equipment and materials in a timely manner and, in some cases, on a just-in-time basis. From time to time, suppliers may extend lead times, limit the amounts supplied to us or increase prices due to capacity constraints or other factors. Supply disruptions may also occur due to shortages in critical materials, such as silicon wafers or specialized chemicals. Because the equipment that we purchase is complex, it is frequently difficult or impossible for us to substitute one piece of equipment for another or replace one type of material with another. Moreover, we rely on a single source of supply for certain equipment and materials, and a failure by such single-source suppliers to deliver our requirements could result in disruptions to our manufacturing operations and, in some circumstances, result in a shut-down of our operations at affected facilities. Our business, financial condition and results of operations could be hurt if we are unable to obtain adequate supplies of quality equipment or materials in a timely manner or if there are significant increases in the costs of equipment or materials.

Failure of our outside foundry suppliers to perform could adversely affect our ability to exploit growth opportunities.

We currently use outside suppliers or foundries for a portion of our manufacturing capacity, and expect that our reliance on outsourcing will increase. Outsourcing our production presents a number of risks. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs would have been. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for foundry products also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter-to-quarter and, in cases of industry shortages, they can increase significantly, negatively affecting our gross margin.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could affect our business.

We depend on our key management to run our business and on our senior architects to develop new products and technologies. The loss of any of these key personnel could materially adversely affect our business. Competition for qualified employees among companies that rely heavily on engineering and technology expertise is intense, and the loss of qualified employees or an inability to attract, retain and motivate the additional highly skilled employees required for the operation and expansion of our business could hinder our ability to successfully conduct research activities or develop marketable products. The foregoing risks could have a material adverse effect on our business.

Disruptions in our relationships with any one of our key customers could adversely affect our business.

A substantial portion of our sales is derived from our top customers. We cannot guarantee that we will be able to generate similar levels of sales from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, our business, financial condition and results of operations could be materially adversely affected.

We receive subsidies and grants in certain countries, and a reduction in the amount of governmental funding available to us or demands for repayment could increase our costs and affect our results of operations.

As is the case with other large semiconductor companies, we receive subsidies and grants from governments in some countries. These programs are subject to periodic review by the relevant governments, and if any of these programs are curtailed or discontinued, our business, financial condition and results of operations could be materially adversely affected. As the availability of government funding is outside our control, we cannot guarantee that we will continue to benefit from government support or that sufficient alternative funding will be available if we lose such support. Moreover, should we terminate any activities or operations, including strategic alliances or joint ventures, we may face adverse actions from the local governmental agencies providing such subsidies to us. In particular, such government agencies could seek to recover such subsidies from us and they could cancel or reduce other subsidies we receive from them. This could materially adversely affect our results of operations.

Our business could suffer as a result of changing circumstances in different parts of the world.

We operate globally, with manufacturing, assembly and testing facilities on several continents. We also market our products in many different countries. Our business is therefore subject to risks inherent in international business, including:

•                  negative economic developments in economies around the world and the instability of governments, including the threat of war, terrorist attacks, epidemic or civil unrest;

•                  adverse changes in laws, policies and governmental policies, especially those affecting trade and investment;

•                  pandemics, which may adversely affect our workforce as well as our local suppliers and customers;

•                  import or export licensing requirements imposed by governments;

•                  foreign currency exchange and transfer restrictions;

•                  differing labor standards;

•                  differing levels of protection of intellectual property;

•                  threat that our operations or property could be subject to nationalization and expropriation; and

•                  varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate.

If any of these risks were to materialize or worsen, our business, financial condition and results of operations could be materially adversely affected.

The interests of our principal shareholders may be inconsistent with interests of stakeholders.

Our principal shareholders may have conflicting interests with one another that may impede their ability to collectively make important decisions regarding our business. The interests of our shareholders could also conflict with stakeholders, particularly if we encounter financial difficulties or are unable to pay our debts when due. In addition, our principal shareholders and their respective affiliates could have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, would enhance their equity investments, and their respective affiliates may own, acquire and hold interests in businesses that compete directly or indirectly with us or may own businesses with interests that conflict with ours.

Legal proceedings covering a range of matters are pending in various jurisdictions. Due to the uncertainty inherent in litigations, it is difficult to predict the final outcome. An adverse outcome might affect our results of operations.

The issuers and certain of their businesses are involved as plaintiffs or defendants in legal proceedings in various matters. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, our financial position and results of operations could be affected by an adverse outcome.

Fluctuations in foreign exchange rates may have an adverse effect on our financial results.

A substantial proportion of our expenses are incurred in euros, while most of our revenues are denominated in U.S. dollars. Accordingly, our results of operations may be affected by changes in exchange rates, particularly between the euro and the U.S. dollar. In addition, despite the fact that a majority of our revenues are denominated in U.S. dollars and a substantial portion of our debt is denominated in U.S. dollars, we have euro denominated assets and liabilities and the impact of currency translation adjustments to such assets and liabilities may be material. We still hold or convert most of our cash in euros as a hedge for euro expenses and euro interest payments.

We are exposed to a variety of financial risks, including currency risk, interest rate risk, liquidity risk, commodity price risk, credit risk and other insurable risks, which may have an adverse effect on our financial results.

We are a global company and, as a direct consequence, movements in the financial markets may impact our financial results. We are exposed to a variety of financial risks, including currency fluctuations, interest rate risk, liquidity risk, commodity price risk and credit risk and other non-insurable risks. We enter into diverse financial transactions with several counterparties to mitigate our currency risk. Derivative instruments are only used for hedging purposes. The rating of our debt by major rating agencies or banks may improve or further deteriorate. As a result, our additional borrowing capacity and financing costs may be impacted. We are also a purchaser of certain base metals, precious metals and energy used in the manufacturing process of our products. Currently, we do not use financial derivative instruments to manage exposure to fluctuations in commodity prices. Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within our trade receivables. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate. We invest available cash and cash equivalents with various financial institutions and are in that respect exposed to credit risk with these counterparties. We actively manage concentration risk on a daily basis adhering to a treasury management policy. Cash is invested and financial transactions are concluded where possible with financial institutions with a strong credit rating.

The impact of the financial market developments and demographic trends on our defined benefit pension liabilities and costs cannot be predicted and may be severe.

We hold defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined-benefit pension plans. The funding status and the liabilities and costs of maintaining such defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. A negative performance of the financial markets could have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significant higher than they are today, which could have a material adverse impact on our financial condition.

We are exposed to a number of different tax uncertainties, which could have a significant impact on tax results.

We are exposed to foreign taxation and potentially to penalties, including interest payments. We have issued transfer-pricing directives in the area of goods, services and financing, which are in accordance with the Guidelines of the Organization of Economic Co-operation and Development. As transfer pricing has a cross border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to mitigate the transfer pricing uncertainties within our deployment, measures have been taken and a monitoring system has been put in place. On a regular basis audits are executed to test the correct implementation of the transfer pricing directives. Uncertainties can result from disputes with local tax authorities about transfer pricing of internal deliveries of goods and services or relate to financing, acquisitions and divestments, the use of tax credits and permanent establishments, and losses carried forward. These uncertainties may have a significant impact on local tax results. We have various tax assets partly resulting from the acquisition of our business from Philips or from other acquisitions. Tax assets can also result from the generation of tax losses in certain legal entities. Tax authorities may challenge these tax assets. In addition, the value of the tax assets resulting from tax losses carried forward depends on having sufficient taxable profits in the future.

Flaws in our internal control systems may adversely affect the accuracy and reliability of our periodic reporting, which in turn could have a  material adverse impact on our business.

Despite the compliance procedures adopted by management, there may from time to time exist  flaws in our control systems that could adversely affect the accuracy and reliability of our periodic reporting. Our periodic reporting is the basis of investors’ and other market professionals’ understanding of our businesses. Imperfections in the our periodic reporting could create uncertainty regarding the reliability of our results of operations and financial results, which in turn could have a material adverse impact on our business.

Standards for compliance with the Sarbanes-Oxley Act of 2002 are burdensome, and if we fail to comply in a timely manner, this could have an adverse impact on our business and financial condition.

Pursuant to the Sarbanes-Oxley Act of 2002, our management is required to report on the effectiveness of our internal controls over financial reporting, at least annually. The auditor attestation requirement of section 404 of the Sarbanes-Oxley Act is not applicable yet for our financial reporting for the year ended December 31, 2009 and our independent registered public accounting firm did not attest to the effectiveness of our internal controls as of December 31, 2009. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are complex.  Currently, the rules require significant documentation, testing and possible remediation of our internal controls over financial reporting.  The process of reviewing, documenting and testing our internal controls over financial reporting requires the devotion of significant management and other internal resources.  We may encounter problems or delays in reviewing, documenting or testing our internal controls and in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting, if needed. If we are unable to effectively remediate any identified material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective (or our independent registered public accounting firm will be unable to attest that our management report is fairly stated or to express an opinion on the effectiveness of our internal controls).  In such case, we may not be able to timely file our periodic financial reports.  Even if we are able to timely file such reports, investor confidence in the accuracy and completeness of our financial reports may be lost, which may have an adverse impact on our business and financial condition.

Risks related to our capital structure

We may not be able to generate sufficient cash to service all of our indebtedness and be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. Our business may not generate sufficient cash flow from operations, or future borrowings under our senior secured revolving credit facility or from other sources may not be available to us in an amount sufficient, to enable us to repay our indebtedness, including the senior secured revolving credit facility, our existing secured notes, our existing unsecured notes or our new super priority notes, or to fund our other liquidity needs, including our Redesign Program and working capital and capital expenditure requirements, and we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

A substantial portion of our indebtedness currently bears interest at floating rates, and therefore if interest rates increase, our debt service requirements will increase. We may therefore need to refinance or restructure all or a portion of our indebtedness, including the senior secured revolving credit facility, our existing secured notes, our existing unsecured notes or our new super priority notes, on or before maturity.

If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity investments or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could have a material adverse effect on our operations, or seeking to restructure our debt through compromises, exchanges or insolvency processes.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•                  our debt holders could declare all outstanding principal and interest to be due and payable;

•                  the lenders under our senior secured revolving credit facility could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and

•                  we could be forced into bankruptcy or liquidation.

Our substantial amount of debt could adversely affect our financial health, which could adversely affect our results of operations

We are highly leveraged. Our substantial indebtedness could materially adversely affect us by making it more difficult for us to satisfy our payment and obligations under our senior secured revolving credit facility and under our securities; limiting our ability to borrow money for working capital, restructurings, capital expenditures, R&D, investments, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings; requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business opportunities; limiting our flexibility in responding to changing business and economic conditions, including increased competition and demand for new services; placing us at a disadvantage when compared to our competitors that have less debt; and making us more vulnerable than our competitors who have less debt to a downturn in our business, industry or the economy in general. Despite our substantial indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above.

We are bound by the restrictions contained in the indentures and the senior secured revolving credit facility, which may restrict our ability to pursue our business strategies

Restrictive covenants in our senior secured revolving credit facility and the indentures governing the existing secured notes, existing unsecured notes and the new super priority notes will limit our ability, among other things, to:

•              incur additional indebtedness or issue preferred stock;

•              pay dividends or make distributions in respect of our capital stock or make certain other restricted payments or investments;

•              repurchase or redeem capital stock;

•              sell assets, including capital stock of restricted subsidiaries;

•              agree to limitations on the ability of our restricted subsidiaries to make distributions;

•              enter into transactions with our affiliates;

•              incur liens;

•              guarantee indebtedness;

•              designate unrestricted subsidiaries; and

•              engage in consolidations, mergers or sales of substantially all of our assets.

Accordingly, such restrictions could: restrict our ability to pursue certain business strategies.

Our failure to comply with the covenants contained in the credit agreement governing our senior secured revolving credit facility or the indentures governing the existing secured notes, the existing unsecured notes and the new super priority notes or our other debt agreements, including as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

Our senior secured revolving credit facility and the indentures governing the existing secured notes, the existing unsecured notes and the new super priority notes require us to comply with various covenants. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

If, when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our senior secured revolving credit facility, or if a default otherwise occurs, the lenders under our senior secured revolving credit facility could elect to terminate their commitments there under, cease making further loans and issuing or renewing letters of credit, declare all outstanding borrowings and other amounts, together with accrued interest and other fees, to be immediately due and payable, institute enforcement proceedings against those assets that secure the extensions of credit under our senior secured revolving credit facility and thereby prevent us from making payments on our debt. Any such actions could force us into bankruptcy or liquidation, and we might not be able to repay our obligations under our debt in such an event.

Critical accounting policies

The preparation of financial statements and related disclosures in accordance with US GAAP requires our management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and the accompanying notes. Our management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. If actual results differ significantly from management’s estimates, there could be a material adverse effect on our results of operations, financial condition and liquidity.

Summarized below are those of our accounting policies where management believes the nature of the estimates or assumptions involved is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Inventories

Inventories are stated at the lower of cost or market. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. In determining the value of our inventories, estimates are made of material, labor and overhead consumed. In addition, our estimated yield has a significant impact on the valuation. We estimate yield based on historical experience.

An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand.

Impairment of Long-Lived Assets

Goodwill

We review goodwill for impairment on an annual basis in September of each year, or more frequently if there are events or circumstances that indicate the carrying amount may not be recoverable. To assess for impairment we determine the fair value of each reporting unit that  carries goodwill. If the carrying value of the net assets including goodwill in the reporting unit exceeds the fair value, we perform an additional assessment to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value.

The determination of the fair value of the reporting unit requires us to make significant judgments and estimates including projections of future cash flows from the business. These estimates and required assumptions include estimated revenues and revenue growth rate, operating margins used to calculate projected future cash flows, estimated future capex investments, future economic and market conditions, determination of market comparables and the estimated weighted average cost of capital (‘‘WACC’’). We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units.

In 2008, as a result of our goodwill impairment analysis, we were required to recognize a USD 381 million impairment related to our Home reporting unit and USD 49 million related to our Corporate and Other reporting segment. This impairment resulted from significantly reduced estimated fair values that were directly attributable to the significant economic downturn in 2008. The key assumptions used to determine the fair value of our reporting units included (a) cash flows based on financial projections for periods ranging from 2008 through 2011 and which were extrapolated until 2020, (b) terminal values based on terminal growth rates not exceeding 3%, (c) discount rates, based on WACC, ranging from 12.5% to 15.0% (WACC was business unit specific and was based on the WACC of peer companies in the relevant industries). A change in WACC of approximately 0.5% would have resulted in an impairment loss in both our MultiMarket Semiconductors and Manufacturing Operations reporting units and a decrease of more than 1% in the terminal growth rate would have resulted in an impairment in the MultiMarket Semiconductors reporting unit. Based on our assessment of the impact of changes on the key assumptions subsequent to the third quarter, we considered that no additional impairment was required.

In 2009, no impairment resulted from the annual goodwill impairment test.

We cannot predict certain future events that might adversely affect the reported value of goodwill, which totaled USD 2.6 billion at December 31, 2009.

Long-Lived Assets other than Goodwill

We review long-lived assets for impairment when events or circumstances indicate that carrying amounts may not be recoverable. A potential impairment exists when management has determined that cash flows to be generated by those assets are less than their carrying value. Management must make significant judgments and apply a number of assumptions in estimating the future cash flows. The estimated cash flows are determined based on, among other things, the Company’s strategic plans, long-range forecasts, estimated growth rates and assumed profit margins.

If the initial assessment based on undiscounted projected cash flows indicates a potential impairment, the fair value of the assets is determined. Management generally estimates fair value based on discounted cash flows. The discount rates applied to the estimated cash flows are generally based on the business unit specific Weighted Average Costs of Capital (WACC), which ranged between 12.8% and 16.8% in 2009. An impairment loss is recognized for the difference between the carrying value and the estimated fair value. An indication of impairment exists, similar to goodwill, based on the unfavorable developments in the economic climate.

In 2008 we performed an impairment assessment of our tangible fixed assets and other intangible assets. The projected cash flows were modified significantly from prior periods due to the changing economic environment, which resulted in lower projected cash flows (and fair values).

As a result of this assessment, we recorded an impairment of USD 284 million to our intangible assets. The assumptions applied were consistent with our impairment assessment for goodwill.

Except for impairment of certain real estate that has been classified as held-for sale, no impairment losses were recorded in 2009. Any changes in future periods related to the estimated cash flows from these assets could result in an additional impairment in future periods.

At December 31, 2009, we have USD 2.0 billion of other intangible assets and USD 1.4 billion of remaining long-lived tangible assets.

Restructuring

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by our Management Team and that involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.

Management uses estimates to determine the amount of restructuring provision. Our estimates are based on our anticipated personnel reductions and average associated costs. These estimates are subject to judgment and may need to be revised in future periods based on additional information and actual costs.

Revenue Recognition

The Company’s revenues are primarily derived from made-to-order sales to OEMs and similar customers. A smaller portion of the Company’s revenues is derived from sales to distributors.

The Company applies the guidance in SEC Staff Accounting Bulletin Topic 13 ‘‘Revenue Recognition’’ and recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For ‘‘made to order’’ sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are ‘‘Free on board point of delivery’’ and ‘‘Costs, insurance paid point of delivery’’. Generally, the point of delivery is the customer’s warehouse. Acceptance of the product by the customer is generally not contractually required, since, for ‘‘made-to-order’’ customers, after design approval manufacturing commences and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market.

When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors, contractual arrangements are in place that allow these distributors to return a product if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. Long notice periods associated with these announcements prevent significant amounts of product from being returned, however. Repurchase agreements with OEMs or distributors are not entered into by the Company. For sales where return rights exist, the Company has determined, based on historical data, that only a very small percentage of the sales to this type of distributor is actually returned. In accordance with these historical data, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply. Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

Income Taxes

Income taxes in the consolidated financial statements are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We operate in numerous countries where our income tax returns are subject to audits and adjustments. Because we operate globally, the nature of the audit items are often very complex. We employ internal and external tax professionals to minimize audit adjustment amounts where possible. We have applied the provisions of FASB ASC Topic 740 “Income Taxes” (formerly FIN 48 “Accounting for Uncertainty in Income Taxes”) with regard to uncertain tax positions and have recognized a liability for the income tax positions taken that do not have a cumulative realizability of more than 50%.

We have significant deferred tax assets primarily related to net operating losses (‘‘NOLs’’) in the Netherlands, France, Germany, the USA and other countries. The realization of deferred tax assets is not assured and is dependent on the generation of sufficient taxable income in the future. We have exercised judgment in determining whether it is more likely than not that we will realize the benefit of these net operating losses and other deductible temporary differences, based upon estimates of future taxable income in the various jurisdictions and any feasible tax planning strategies. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that a portion or all of the deferred tax assets will not be realized.

During 2009, based on the scheduling of existing taxable temporary differences and our ability to realize our deferred tax assets, we recorded an additional valuation allowance of USD 120 million against our deferred tax assets.

At December 31, 2009 we had USD 531 million of deferred tax assets recognized in our balance sheets based on our determination that it is more likely than not that these assets will be realized. This determination is also taking into account the scheduling of existing taxable temporary differences. If the actual results differ from these estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact the Company’s financial position and results.

Benefit Accounting

The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with FASB ASC Topic 715 “Compensation-Retirement Benefits (formerly SFAS No. 87 ‘‘Employer’s Accounting for Pensions’’ and SFAS No. 106 ‘‘Postretirement Benefits other than Pension’’, respectively).

The Company’s employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company employees participating in defined-benefit plans have been based upon actuarial valuations and recorded each period. We record the unfunded status associated with these plans in accordance with the requirements of Topic 715 “Compensation-Retirement Benefits” (formerly SFAS No. 158) measured as the difference between plan assets at fair value and the defined-benefit obligation as an assets or liability. The offset of the recognized funded states is recorded in accumulated other comprehensive income (within equity). Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

In calculating obligation and expense, we are required to select certain actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries. Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost incurred. For a discussion of the current funded status and a sensitivity analysis with respect to pension plan assumptions, please refer to note 23 of the financial statements.

Share-based compensation

Share-based compensation plans were introduced by our parent company KASLION in 2007. Under these plans management and certain other executives acquire the right to receive depository receipts of KASLION shares upon exercise and payment of the exercise price, after these rights have vested and only if a change in control event that triggers exercise has taken place. Also, equity rights were granted to certain non-executive employees containing the right to acquire KASLION shares for no consideration after the rights have vested and a change in control event that triggers exercise has taken place.

The plans are accounted for in accordance with the provisions of FASB ASC Topic 718 “Compensation Stock Compensation” (formerly SFAS 123(R)). The Company uses a binomial option-pricing model to determine the estimated fair value of the equity instruments.

Since neither KASLION’s stock options nor its shares are traded on any stock exchange, and exercise is dependent upon a sale or change of control of the Company, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. The Company has concluded that the fair value of the share-based payments can best be estimated by the use of a binomial option-pricing model because such model takes into account the various conditions and subjective assumptions that determine the estimated value. In addition to the estimated value of the Company based on projected cash flows, the assumptions used are:

•                  Expected life of the options and equity rights is calculated as the difference between the grant dates and an exercise triggering event occurring not before the end of 2011. For the options granted in 2009 an expected life of 3 years has been assumed;

•                  Risk-free interest rate is 4.1% for 2007 awards, 3.8% for 2008 awards and 1.6% for 2009 awards;

•                  Expected asset volatility is approximately 38% in 2009 and approximately 27% for 2007 and 2008;

•                  Dividend pay-out ratio of nil; and

•                  Lack of marketability discount is 35% for 2007 awards, 26% for 2008 awards and 28% for 2009 awards.

Because the options and rights are not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the options and rights is an estimate based on the time period private equity investors typically take to liquidate a portfolio investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period from valuation to exit date.

During 2009 the options granted in 2007 and 2008, and which were deeply out of the money, were cancelled by the Company upon acceptance of that fact by the grantees that were elected by the Company to receive an exchange offer. They received as compensation a lower number of new options with lowered exercise prices. In accordance with the provisions of Topic 718 the unrecognized portion of the compensation costs of the cancelled options continues to be recognized over their remaining requisite vesting period. For the replacement options the compensation costs are determined as the difference between the fair value of the cancelled options immediately before the grant date of the replacement option and the fair value of these replacement options at the grant date. This compensation cost will be recognized in accordance with the vesting schedule over the next 2.5 years.

Changes in the assumptions can materially affect the fair value estimate.

Reconciliation of non-US GAAP information

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition

In %

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
For the year 2009 versus the year 2008

Automotive & Identification	(22.0)	(2.0)	—	(24.0)
MultiMarket Semiconductors	(16.3)	(1.5)	—	(17.8)
Home	(27.4)	(0.3)	16.7	(11.0)
Manufacturing Operations	(29.0)	—	29.0	—
Corporate and Other	• (1)	• (1)	• (1)	• (1)
Divested Wireless activities	•	•	(14.6)	(14.6)

NXP Group	(21.1)	(1.5)	(6.8)	(29.4)

(1) Not meaningful

In %

	Comparable growth	Currency effects		Consolidation changes	Nominal growth
For the year 2008 versus the year 2007

Automotive & Identification	(6.1)	2.6		—	(3.5)
MultiMarket Semiconductors	(3.3)	1.9		1.1	(0.3)
Home	(17.3)	0.5		7.0	(9.8)
Manufacturing Operations	10.7	—		40.7	51.4
Corporate and Other	• (1)	•	(1)	• (1)	• (1)
Divested Wireless activities	•	•		(45.6)	(45.6)

NXP Group	(6.6)	1.7		(9.0)	(13.9)

(1) Not meaningful

In %

	Comparable growth	Currency effects		Consolidation changes	Nominal growth
For the year 2007 versus the year 2006

Automotive & Identification	8.8	5.4		7.2	21.4
MultiMarket Semiconductors	20.5	3.0		(6.5)	17.0
Home	(20.4)	(0.5)		(0.8)	(21.7)
Manufacturing Operations	(15.6)	0.2		16.8	1.4
Corporate and Other	• (1)	•	(1)	• (1)	• (1)
Divested Wireless activities	(9.5)	1.2		(2.0)	(10.3)

NXP Group	1.4	2.2		(2.3)	1.3

(1) Not meaningful

Adjusted EBITDA to EBITDA to Net income (loss)

	2007	2008	2009

Adjusted EBITDA	1,031	485	336

Add back *:
Exit of product lines	(18)	(15)	(43)
Restructuring costs	(218)	(594)	(99)
Other incidental items	(23)	(513)	(156)
Effects of PPA	(3)	—	—
Results of equity-accounted investees	(40)	(268)	74
EBITDA	729	(905)	112

Include:
Amortization intangible assets	(676)	(602)	(348)
Impairment goodwill and other intangibles	—	(714)	—
Impairment assets held for sale	—	—	(69)
Depreciation property, plant and equipment	(871)	(693)	(521)
Financial income (expenses)	(181)	(614)	682
Income tax (expense) benefit	396	(46)	(17)
Net income (loss)	(603)	(3,574)	(161)

*         In 2009, excluding USD 46 million adj. depreciation property, plant equipment arising from exit of product lines (USD 21 million), restructuring cost (USD 4 million) and other incidental items (USD 21 million).

Adjusted Income from Operations (IFO) to IFO

	NXP Group	Automotive & Identification	MultiMarket Semi-conductors	Home	Manufacturing Operations	Corporate and Other	Divested Wireless activities
2009
Adjusted IFO	(96)	29	73	(161)	13	(50)	—
Add back:
Exit of product lines	(64)		(1)		(45)	(18)
Restructuring costs	(103)	(19)	(40)	(29)	43	(58)
Other incidental items	(177)	(19)	(10)	(4)	(99)	(45)
Impairment assets held for sale	(69)			(69)
Effects of PPA	(391)	(140)	(155)	(13)	(83)
IFO	(900)	(149)	(133)	(276)	(171)	(171)	—

2008
Adjusted IFO	(97)	159	209	(134)	(43)	(71)	(217)
Add back:
Exit of product lines	(15)	—	(8)	—	—	(1)	(6)
Restructuring costs	(594)	(8)	(10)	(25)	(360)	(188)	(3)
Other incidental items	(513)	(20)	(4)	1	(7)	(78)	(405)
Impairment goodwill and other intangibles	(714)	—	—	(665)	—	(49)	—
Effects of PPA	(713)	(152)	(163)	(110)	(134)	—	(154)
IFO	(2,646)	(21)	24	(933)	(544)	(387)	(785)

2007
Adjusted IFO	272	251	182	(125)	(1)	(25)	(10)
Add back:
Exit of product lines	(18)	—	(19)	1	—	—	—
Restructuring costs	(218)	—	(12)	(19)	(133)	(54)	—
Other incidental items	(23)	(3)	7	(1)	(13)	(3)	(10)
Effects of PPA	(791)	(151)	(232)	(111)	(116)	—	(181)
IFO	(778)	97	(74)	(255)	(263)	(82)	(201)

Composition of net debt to total equity

	2008	2009

Long-term debt	5,964	4,673
Short-term debt	403	610
Total debt	6,367	5,283
Cash and cash equivalents	(1,796)	(1,041)
Net debt (cash)
(total debt less cash and cash equivalents)	4,571	4,242

Non-controlling interest	213	198
Shareholder’s equity	1,075	930
Total equity	1,288	1,128

Net debt and total equity	5,859	5,370
Net debt divided by net debt and total equity (in %)	78	79
Total equity divided by net debt and total equity (in %)	22	21

Composition of cash flows before financing activities

	2007	2008	2009

Cash flows from operating activities	533	(622)	(745)

Cash flows from investing activities	(678)	1,015	78

Cash flows before financing activities	(145)	393	(667)

Subsequent events

On February 8, 2010, we completed Trident’s acquisition of NXP’s television systems and set-top box business lines, a transaction first announced on October 5, 2009. Subsequent to the closing of the acquisition, NXP owns approximately 60% of the outstanding stock of Trident. As a result of the terms and conditions agreed between the parties, primarily that NXP will only retain a 30% voting interest in participatory rights and 60% voting interest for protective rights only, NXP will account for its investment in Trident under the equity method.

In order to reduce our overall debt level and related interest expense, after the reporting date we purchased senior notes in an open market transaction for a nominal amount of approximately USD 14.5 million. The payment of the notes was funded with available cash. We may from time to time continue to seek opportunities to retire or purchase our outstanding debt.

Per year-end, the activities of Moversa, our joint-venture with Sony established in 2007, ended. As per February 23, 2010, NXP acquired Sony’s 50% stake in Moversa, and merged Moversa with NXP Semiconductors Austria GmbH.

Outlook

Considering the current business development and the unusual seasonal characteristics of this first quarter, we expect sales to be flat to slightly up in the first quarter of 2010 on a business and currency comparable basis.

Eindhoven, March 3, 2010

board of management

NXP’s leadership

Board of management

Under the chairmanship of the CEO, the board of management is entrusted with the general management of the Company, including the deployment of its strategy and policies, and the achievement of its objectives and results. The board of management, whose members are appointed and dismissed by the general meeting of shareholders upon proposal by the supervisory board, and who is embedded in NXP’s Management Team (‘MT’), is accountable to our supervisory board and to the general meeting of shareholders. Members of the board of management hold office until they are removed or replaced by the general meeting of shareholders. Major decisions of the board of management require the approval of the supervisory board, including decisions relating to the Company’s operational and financial objectives and the strategies it uses to achieve those objectives. Set forth below is a list of the members of the board of management as of December 31, 2009, along with their year of birth and nationality:

Richard L. Clemmer, 1951, American

Mr. Clemmer became chairman of the board of management, president and chief executive officer on January 1, 2009. Previously, since December 2007, Mr. Clemmer was a member of our supervisory board and senior advisor of KKR. Prior to joining NXP, he drove the turnaround and re-emergence of Agere Systems, the Lucent spin-out and a leader in semiconductors for storage, wireless data, and public and enterprise networks. He also served as Chairman of u-Nav Microelectronics, a leading GPS technology provider, and held a five-year tenure at Quantum Corporation where he was executive vice president and chief financial officer. Prior to Quantum, Mr. Clemmer worked for Texas Instruments as senior vice president and chief financial officer. Mr. Clemmer also serves on the boards of NCR Corporation and i2 Technologies, Inc.

Karl-Henrik Sundström, 1960, Swedish

Mr. Sundström became a member of the board of management, executive vice president and chief financial officer on May 13, 2008. In a successful 22 year career at Ericsson, Mr. Sundström gained general management experience leading the company’s global services operations and its Australian and New Zealand business before his appointment as chief financial officer of Ericsson AB in 2003 until the end of 2007. Mr. Sundström also serves on the board of Swedbank.

Management Team

Subject to the overall authority of our board of management, the management Team is the primary executive management layer within NXP where the business segments, the core processes and the support functions act as one team together to lead our company. The management team, consisting  of the members of the board of management, as well as eleven senior executives of the Company, has overall operational responsibility for the management of the Company and carries out the day-to-day operations of the business, including the development of business plans, budgets and operational forecasts.  Members of the management team, other than members of the board of management, are appointed and dismissed by the board of management and hold office until they are removed or replaced by the board of management.

Set forth below is a list as of January 1, 2009 of the members of the management team, other than the members of the board of management, along with their year of birth and nationality:

Rene Penning De Vries, 1954, Dutch

Mr. Penning De Vries is senior vice-president and chief technology officer. He previously was employed by Philips from 1984 in various managerial positions.

Mike Noonen, 1963, American

Mr. Noonen was appointed senior vice-president, global sales in 2008.  He previously served in a global sales position at National Semiconductors which he joined in 2001. Before that he worked for various high-tech companies including NCR Microelectronics and Cisco Systems.

Peter Kleij, 1960, Dutch

Mr. Kleij is senior vice-president, human resource management, a position he has held since 2002.  Prior to joining Philips in 1996, he worked for various large companies, including AT&T.

Guido Dierick, 1959 , Dutch

Mr. Dierick is senior vice-president, general counsel, responsible for Legal and IP, a position he has held since 2000. He previously was employed by Philips from 1982 and worked in various legal positions.

Alexander Everke, 1963, German

Mr. Everke was appointed executive vice-president and general manager MultiMarket Semiconductors in 2008.. He previously served in various senior management positions within NXP.  Mr. Everke  joined NXP in 2006 from Infineon Technologies, where he served most recently as general manager of the Chip Card & Security ICs business unit. Before Infineon, Mr. Everke worked for several years in Siemens.

Chris Belden, 1960 , American

Mr. Belden was appointed executive vice-president, general manager of Operations in 2008. He joined NXP as senior vice-president global manufacturing on March 1, 2008. Previously Mr. Belden worked for Applied Materials, where he was responsible for global operations. Before that, he spent the majority of his career at Motorola Semiconductor and Freescale Semiconductor, last responsible for Freescale’s global manufacturing operations.

Christos Lagomichos, 1955, Greek (1)

Mr. Lagomichos is executive vice-president and general manager of the Home business segment, a position he has held since 2007. Before joining NXP, he worked for STMicroelectronics where he held various senior management roles.

Ruediger Stroh, 1962, German

Mr. Stroh joined NXP and was appointed senior-vice president and general manager of the Identification business on May 18, 2009. Before joining NXP, he led LSI’s Storage Peripherals business, overseeing silicon solutions for hard disk and solid state drives addressing consumer and enterprise markets. Previously, he headed Agere’s Storage Division and served as CEO for a number of start-up companies. Mr. Stroh began his career at Siemens AG where he held multiple management positions before joining Infineon Technologies.

Mark Hamersma, 1968 , Dutch

Mr. Hamersma was appointed senior vice-president responsible for business development in 2008. Since joining NXP in 2004 (then Philips Semiconductors), he held the position of senior vice president of strategy & strategic marketing. Prior to joining NXP, Mr. Hamersma was a partner with McKinsey & Company, where he focused on serving High-Tech, Telecom and Private Equity clients.

Kurt Sievers, 1969, German (2)

Mr. Sievers is senior vice-president and general manager of the Automotive segment since November, 2009; as per January 1, 2010, Mr Sievers has been appointed member of the management team. He has previously managed the automotive safety and comfort business line and served in various positions at Philips since 1995.

Frans Scheper, 1962, Dutch

Mr. Scheper is senior vice-president and general manager for the standard products business since January 1, 2010; as per January 1, 2010, Mr Scheper has been appointed member of the management team. He has previously served as general manager of the general applications (discretes) business line within the multimarket business and served in various positions at Philips since 2000.

(1)          On February 8, 2010, upon the closing of Trident’s acquisition of NXP’s television systems and set-top box business lines, Christos Lagomichos left NXP to become president of Trident.

(2)   Until November, 2009, Rick Clemmer held this position on an interim basis, and in addition to his CEO duties.

Supervisory board

The supervisory board has comprehensive oversight responsibilities and supervises and advises the board of management in performing its management tasks and setting the direction of NXP’s business.  It approves major management decisions, including the overall business strategy, and supervises the structure and management of the Company’s internal control systems and the financial reporting process.  It also determines the remuneration of the individual members of the board of management within the established remuneration policy.

While retaining overall responsibility, the supervisory board assigns certain of its tasks to three permanent committees: the operating committee, the nominating and compensation committee and the audit committee. The supervisory board consists of eight members, appointed and dismissed by the general meeting of shareholders. Six of the members are nominated by KASLION Holding B.V., one (Mr. Eric Coutinho) is nominated by Philips, and one (Sir Peter Bonfield) is an independent chairman, who is appointed and dismissed jointly by KASLION Holding B.V. and Koninklijke Philips Electronics N.V. The members of the supervisory board hold office until they are removed or replaced by the general meeting of shareholders. Members of the permanent committees are appointed and dismissed by the supervisory board.Set forth below is a list of the members of the supervisory board and their committee membership as of January 1, 2009 along with their year of birth and nationality:

Sir Peter Bonfield, 1944, British

Sir Peter has been the chairman of the supervisory board since September 29, 2006.  Sir Peter served as CEO and chairman of the executive committee for BT plc from 1996 to 2002 and prior to that was chairman and CEO of ICL plc (now Fujitsu Services). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at LM Ericsson, TSMC, Mentor Graphics and Sony.

Johannes P. Huth, 1960, German (1) (2)

Mr. Huth has been a vice-chairman of the supervisory board since September 29, 2006 and is a Managing Director of KKR Europe. He has been with KKR for eleven years. Currently, he is on the board of directors of ProSiebenSat I Media A.G. (chairman), Kion Holding GmbH, BMG-Bertelsmann Music Group and ATU. Mr. Huth started his professional career with Salomon Brothers in New York and London. Following that, he worked with Investcorp in London.

Adam H. Clammer, 1970, American

Mr. Clammer was elected to the supervisory board effective January 1, 2009, representing KKR. He has been with KKR for thirteen years and during that time has been actively involved with several companies. Currently, he is on the board of directors of Aricent and Avago Technologies. Prior to joining KKR, Mr. Clammer was with Morgan Stanley & Co.

Eric Coutinho, 1951, Dutch

Mr. Coutinho has been a member of the supervisory board since September 29, 2006 and is chief legal officer of Royal Philips Electronics and a member of its group management committee. He has been with Philips since 1979 during which time he has worked in various positions. He is also deputy chairman of The Netherlands Philips Pension Funds.

Egon Durban, 1973, German (1)

Mr. Durban has been a member of the supervisory board since September 29, 2006 and is a managing director of Silver Lake Partners. He joined Silver Lake in 1999. Prior to joining Silver Lake, Mr. Durban worked in various positions at Morgan Stanley. He serves on the supervisory board of Skype, on the board of directors of Intelsat, Ltd.  and on the operating committee of SunGard Capitol Corp.

Ian Loring, 1966, American (3)

Mr. Loring has been a member of the supervisory board since September 29, 2006 and is a senior managing director of Bain Capital Partners. Prior to joining Bain Capital in 1996, Mr. Loring  worked at Berkshire Partners and previously he worked at Drexel Burnham Lambert. He serves as a director of Clear Channel, The Weather Channel, Warner Music Group, Denon & Marantz and Contec.

Michel Plantevin, 1956, French (1) (2)

Mr. Plantevin has been a member of the supervisory board since September 29, 2006 and is a managing director of Bain Capital Partners. Prior to joining Bain Capital in 2003, Mr. Plantevin worked at Goldman Sachs in London, and prior to that he was a partner with Bain & Company in London and Paris. He also serves as a director of FCI.

Richard Wilson, 1965, British (1) (3)

Mr. Wilson has been a member of the supervisory board since October 22, 2008 and is a senior partner of Apax Partners. Prior to joining Apax n 1995, he served as a consultant with Scientific Generics and also worked for Marconi Space Systems. He has sat on a number of boards of Apax portfolio companies and is the current chairman of the European Private Equity and Venture Capital Association.

(1) Member of the supervisory board operating committee

(2) Member of the supervisory board nominating and compensation committee

(3) Member of the supervisory board audit committee

Report of the Supervisory Board

General

The supervision of the general affairs and business of NXP B.V. (the ‘Company’) is entrusted to the supervisory board, which, in the two-tier corporate structure under Dutch law, is a separate body, fully independent of the board of management. This independence is reflected in the requirement that members of the supervisory board be neither members of the board of management, nor employees of the Company. The supervisory board supervises and advises the board of management in performing its management tasks and setting the direction of the Company’s business. Similar to the board of management, it is guided by the interests of the Company and its business, taking into account the relevant interests of the stakeholders involved in the Company. The supervisory board discusses and approves the Company’s corporate strategy, it approves major management decisions, including the overall business strategy, and supervises the structure and management of internal control systems and the financial reporting process. The supervisory board also determines the remuneration of the individual members of the board of management. While retaining overall responsibility, the supervisory board assigns certain of its tasks to three permanent committees: the operating committee, the nominating and compensation committee and the audit committee.

The supervisory board was installed on September 29, 2006, immediately following the acquisition of a majority interest in the Company by the consortium. The members of the supervisory board are listed on pages 101 and 102 of this Annual Report.

The supervisory board met ten times in the course of 2009. The members of the board of management and, if requested, some members of the management team, were present at these meetings. The supervisory board was informed and consulted by the board of management on the direction of the Company’s business and passed several resolutions. In addition to this meeting, the chairman and other members of the supervisory board had regular contact with the CEO and other members of the board of management.

Operating Committee

The operating committee is responsible for maintaining regular contact with the board of management on the implementation of the Company’s budget and group strategy. It conducts regular business reviews, supervises the Company’s general affairs, and advises the board of management and management team. The committee met ten times in the course of 2009 and reported its findings to the plenary supervisory board. The members of the operating committee are Messrs. Huth (chairman), Durban, Plantevin and Wilson.

Nominating and compensation committee

The nominating and compensation committee determines selection criteria and appointment procedures for members of the board of management, periodically assesses the scope and composition of the board of management and evaluates the performance of its individual members.

It is further responsible for recommending to the supervisory board the compensation package for each member of the board of management. It reviews employment contracts entered into with members of the board of management, makes recommendations to the supervisory board with respect to major employment-related policies and overseas compliance with the Company’s employment and compensation-related disclosure obligations under applicable laws. The members of the nominating and compensation committee are Messrs. Huth and Plantevin.

Compensation

Indemnification

Unless prohibited by law in a particular circumstance, our articles of association require that the Company reimburses the members of the board of management and supervisory board for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties.  However, no reimbursement is available if a member’s act or failure to act is intentional (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar).  The Company has purchased directors and officers’ liability insurance for the members of the supervisory board and board of management, substantially in line with that purchased by similarly situated companies.

Compensation

Supervisory board.

The remuneration of the members of the supervisory board is determined by the general meeting of shareholders. Other than Sir Peter Bonfield, the members of the supervisory board do not receive any cash compensation for their service. The remuneration is not dependent on the Company’s results. As of December 31, 20098 no personal loans, guarantees or similar arrangements have been granted by NXP to the supervisory board members.

Board of management and management team.

The remuneration of the members of the board of management is determined by the supervisory board upon a recommendation of its nominating and compensation committee, and the remuneration of the other members of the management team is determined by the CEO.

Salaries and variable incentives

The remuneration structure is designed to promote the interests in the medium and long term.  The level and structure of remuneration depends on the Company’s results and other developments relevant to the Company.

In addition to the base salary, each year a variable cash incentive can be earned, based on the achievement of specific and challenging targets.  The related targets, which are based on EBITDA, are determined annually by the supervisory board for the members of the board of management, and by the CEO in consultation with the supervisory board for members of the management team.

Retirement plans

A pension plan is in force for all members of the board of management and other members of the management team. The plan is based on a combination of defined-benefits (career average) and defined-contribution. The target retirement age under the plan is 62.5. The plan does not require employee contributions.

Management equity plan-management co-investment program

Stichting management co-investment NXP (the ‘Foundation’), a foundation established to implement our management co-investment program, holds shares of KASLION Acquisition B.V. (‘KASLION’) for the benefit of designated participants in the program.  Pursuant to this program, selected members of our management have purchased depositary receipts issued by the Foundation, each representing economic interests in an ordinary share of KASLION. These interests include any dividends and other proceeds or liquidation entitlements, but do not include any voting rights, which are retained by the Foundation in its capacity as shareholder.  Participants in our management co-investment program are selected by the supervisory board, with respect to participants who are on the board of management, and by the CEO, with respect to other participants.

KASLION granted stock options to the members of the board of management, other members of the management team and certain other executives of NXP in  2007 and 2008. In May 2009, KASLION executed a stock options exchange program, under which stock options, with new exercise prices, different volumes and - in certain cases - revised vesting schedules, have been granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options all stock options (vested and unvested) owned by the eligible individual were cancelled. As of May 2009, stock options have been granted to eligible individuals under the revised stock options program. Under this stock option plan the participants acquire the right to receive depositary receipts representing economic interests over KASLION shares upon exercise and payment of the exercise price after the stock options have vested and the change in control event that triggers exercise has taken place. The purpose of this share-based compensation plan is to align the interests of management with those of the shareholders by providing additional incentives to improve the Company’s performance on a long-term basis by offering the participants to share in the benefits for the shareholders of a sale or change in control of the Company.

Audit committee

The audit committee assists the supervisory board in supervising and monitoring, and advising the board of management on, financial reporting, risk management, compliance with relevant legislation and regulations and the Company’s business code of conduct.  It overseas the preparation of  the Company’s financial statements, its financial reporting process, system of internal business controls and risk management, internal and external audit process and the internal and external auditor’s qualifications, independence and performance. The audit committee also reviews the Company’s annual and interim financial statements and other public disclosures, prior to publication. The current members of the audit committee are Messrs. Wilson (Chairman) and Loring. The supervisory board considers the knowledge and experience available on the audit committee as well as the availability of advice from internal and external experts and advisors to be sufficient for the fulfillment by the audit committee of its tasks and responsibilities. As such, the supervisory board has chosen not to appoint any member of the audit committee as an “audit committee financial expert”, as such term is defined under the rules of the SEC. The audit committee met five times in 2009 and reported its findings to the plenary supervisory board.

Auditor information

In accordance with the procedures laid down in the NXP Policy on auditor independence (“auditor policy”) and as mandatory required by Dutch law, the external auditor of the Company is appointed by the general meeting of shareholders on the proposal of the supervisory board, after the latter has been advised by the audit committee and the board of management. Since our separation from Philips on September 29, 2006, Deloitte Accountants N.V. (“Deloitte”) has audited NXP B.V. and its subsidiaries. Under the auditor policy, once every three years the supervisory board and the audit committee conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the general meeting of shareholders for the purposes of assessing the nomination for the appointment of the external auditor. Pursuant to the auditor policy our shareholders, upon the proposal of the supervisory board and board of management, have selected KPMG Accountants N.V. (“KPMG”) as external independent auditor for the reporting periods commencing January 1, 2009. During the fiscal years ended December 31, 2006, 2007 and 2008, respectively, and through April 29, 2009, and for the reporting periods commencing January 1, 2009, there have been no disagreements, respectively, with Deloitte or KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The audit committee reports on their dealings with the external auditor to the supervisory board on an annual basis, particularly with regard to the auditor’s independence. The supervisory board shall take this into account when deciding upon its nomination for the appointment of an external auditor. The external auditor attends, in principle, all meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the supervisory board at which the report of the external auditor with respect to the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the board of management and the supervisory board, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, requiring communication under the auditing standards generally accepted in the Netherlands and the United States.

Auditor policy

The Company maintains a policy of auditor independence, and this policy restricts the use of its auditing firm for non-audit services, in line with SEC rules under which the appointed external auditor must be independent of the Company both in fact and appearance. The policy is laid down in the comprehensive policy on auditor independence published on the Company’s website.

Audited financial statements

The consolidated financial statements of the Company for the year ended December 31, 2009 included in this Annual Report, as presented by the board of management, have been audited by KPMG Accountants N.V., an independent registered public accounting firm.  The consolidated financial statements of the Company for the years ended December 31, 2007 and 2008 included in this Annual Report, as presented by the board of management, have been audited by Deloitte Accountants B.V., an independent registered public accounting firm. The reports of the independent registered public accounting firms appear on pages 108 and 109 of this Annual Report. The supervisory board has approved these financial statements.

The aggregate fees billed for professional services rendered for the fiscal periods 2007 until 2009 were as follows:

Aggregate fees KPMG

In millions of USD

	2007	2008	2009
Audit fees	0.8	—	2.2
Audit-related fees	0.1	—	2.0
Tax fees	—	—	0.1
Other fees	—	—	—
	0.9	—	4.3

Aggregate fees Deloitte

In millions of USD

	2007	2008	2009
Audit fees	4.4	4.2	1.2
Audit-related fees	1.4	0.7	0.1
Tax fees	0.1	0.7	—
Other fees	—	0.2	—
	5.9	5.8	1.3

Audit fees consist of fees for the examination of both the consolidated and statutory financial statements. Audit-related fees consist of fees in connection with audits of acquisitions and divestments (USD 2.0 million) and in 2007, audit fees related to the start-up of NXP as a new company, separated from Philips.

Finally, we would like to express our thanks to the members of the board of management, the management team and all employees for their efforts and contribution during this year for the Company.

March 3, 2010

The supervisory board

Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Management and Shareholders of NXP B.V.

We have audited the accompanying consolidated balance sheet of NXP B.V. and subsidiaries (“the Company”) as of December 31, 2009, and the related consolidated statements of operations and comprehensive income, cash flows and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NXP B.V. and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG ACCOUNTANTS N.V.

Amstelveen, the Netherlands

March 3, 2010

To the Board of Management and Shareholders of NXP B.V.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of NXP B.V. and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of NXP B.V. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the presentation of net income and shareholders’ equity in the accompanying 2008 and 2007 financial statements have been retrospectively adjusted for the change as result of the implementation of FASB ASC Topic 810 “Consolidation” (formerly FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51.)

As discussed in Note 3 to the consolidated financial statements, the disclosures in the accompanying 2008 and 2007 financial statements have been retrospectively adjusted for a change in the composition of reportable segments.

Deloitte Accountants B.V.

M.J. van der Vegte

March 3, 2009

(March 3, 2010 as to note 2 and note 3)

Group financial statements

Consolidated statements of operations and comprehensive income of the NXP Semiconductors Group for the years ended December 31

in millions of USD unless otherwise stated

		2007	2008	2009

	Sales	6,321	5,443	3,843
	Cost of sales	(4,276)	(4,225)	(2,874)

	Gross margin	2,045	1,218	969

	Selling expenses	(425)	(400)	(277)
	General and administrative expenses:
	- Impairment goodwill	—	(430)	—
	- Impairment other intangibles	—	(284)	—
	- Impairment assets held for sale	—	—	(69)
	- Other general administrative expenses	(1,189)	(1,161)	(734)
	Research and development expenses	(1,328)	(1,199)	(777)
	Write-off of acquired in-process research and development	(15)	(26)	—
	Other income and expense	134	(364)	(12)

5,6	Income (loss) from operations	(778)	(2,646)	(900)

7	Financial income (expense):
	- Extinguishment of debt	—	—	1,020
	- Other financial income (expenses)	(181)	(614)	(338)

	Income (loss) before taxes	(959)	(3,260)	(218)

8	Income tax benefit (expense)	396	(46)	(17)

	Income (loss) after taxes	(563)	(3,306)	(235)

9	Results relating to equity-accounted investees	(40)	(268)	74

	Net income (loss)	(603)	(3,574)	(161)

	Attribution of net income (loss) for the period:
	Net income (loss) attributable to shareholder	(650)	(3,600)	(175)
	Net income (loss) attributable to non-controlling interests	47	26	14
	Net income (loss)	(603)	(3,574)	(161)

Consolidated statements of comprehensive income
	Net income (loss)	(603)	(3,574)	(161)
	- Unrealized gain (loss) on available for sale securities	—	6	—
	- Recognition funded status pension benefit plan	48	(38)	19
	- Unrealized gain (loss) on cash flow hedge	7	—	—
	- Foreign currency translation adjustments	275	145	65
	- Reclassifications into income	(20)	—	(78)
	- Income tax on net current period changes	6	7	(4)
	Total comprehensive income (loss)	(287)	(3,454)	(159)

	Attribution of comprehensive income (loss) for the period:
	Income (loss) attributable to shareholder	(334)	(3,480)	(173)
10	Income (loss) attributable to non-controlling interests	47	26	14

	Total net comprehensive income (loss)	(287)	(3,454)	(159)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets of the NXP Semiconductors Group as of December 31

in millions of USD unless otherwise stated

Assets

		2008		2009

	Current assets

	Cash and cash equivalents		1,796		1,041

11	Securities		33		—

32,12	Receivables:
	- Accounts receivable — net	459		455
	- Other receivables	58		113
			517		568
13	Assets held for sale		—		144

14	Inventories		630		542

8,15	Other current assets		212		227

	Total current assets		3,188		2,522

	Non-current assets

9	Investments in equity-accounted investees		158		43

16	Other non-current financial assets		18		35

8,17	Other non-current assets		469		604

18,29	Property, plant and equipment:
	- At cost	3,594		2,468
	- Less accumulated depreciation	(1,787)		(1,107)
			1,807		1,361

19	Intangible assets excluding goodwill:
	- At cost	3,674		3,387
	- Less accumulated amortization	(1,290)		(1,381)
			2,384		2,006

20	Goodwill		2,661		2,621

	Total non-current assets		7,497		6,670

	Total		10,685		9,192

The accompanying notes are an integral part of these consolidated financial statements.

Liabilities and equity

		2008		2009

	Current liabilities

32	Accounts payable		619		582

13	Liabilities held for sale		—		2

21	Accrued liabilities		983		756

8,22,23,24,30	Short-term provisions		129		269

25	Other current liabilities		120		88

26	Short-term debt		403		610

	Total current liabilities		2,254		2,307

	Non-current liabilities

27,29	Long-term debt		5,964		4,673

8,22,23,24,30	Long-term provisions		1,072		925

28	Other non-current liabilities		107		159

	Total non-current liabilities		7,143		5,757

29,30	Contractual obligations and contingent liabilities

	Equity

10	Non-controlling interests		213		198

31	Shareholder’s equity:
	Common shares, par value EUR 455 per share:
	- Authorized: 200 shares	—		—
	- Issued: 40 shares	—		—
	Capital in excess of par value	5,569		5,597
	Accumulated deficit	(5,044)		(5,219)
	Accumulated other comprehensive income (loss)	550		552
	Total Shareholder’s equity		1,075		930

	Total equity		1,288		1,128

	Total		10,685		9,192

Consolidated statements of cash flows of the NXP Semiconductors Group for the years ended December 31

in millions of USD unless otherwise stated

	2007	2008	2009

Cash flows from operating activities:
Net income (loss)	(603)	(3,574)	(161)
Adjustments to reconcile net income (loss) to net cash provided by (used for)operating activities:
Depreciation and amortization	1,532	1,270	869
Write-off of in-process research and development	15	26	—
Impairment goodwill and other intangibles	—	714	—
Impairment assets held for sale	—	—	69
Net (gain) loss on sale of assets	(114)	369	(58)
Gain on extinguishment of debt	—	—	(1,045)
Results relating to equity-accounted investees	40	268	—
Dividends paid to non-controlling interests	(3)	(19)	(29)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(38)	159	(59)
(Increase) decrease in inventories	(70)	122	50
Increase (decrease) in accounts payable, accrued and other liabilities	495	(356)	(264)
Decrease (increase) in other non-current assets	(237)	(67)	(85)
Increase (decrease) in provisions	(233)	346	(34)

Other items	(251)	120	2
Net cash provided by (used for) operating activities	533	(622)	(745)
Cash flows from investing activities:
Purchase of intangible assets	(37)	(36)	(8)
Capital expenditures on property, plant and equipment	(549)	(379)	(96)
Proceeds from disposals of property, plant and equipment	180	61	22
Proceeds from disposals of assets held for sale	—	130	—
Proceeds from the sale of securities	—	—	20
Purchase of other non-current financial assets	(6)	(14)	(2)
Proceeds from the sale of other non-current financial assets	4	10	1
Purchase of interests in businesses	(328)	(206)	—
Proceeds from sale of interests in businesses	172	1,449	141
Cash settlement agreement with Philips	(114)	—	—
Net cash (used for) provided by investing activities	(678)	1,015	78
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(22)	(6)	7
Amounts drawn under the revolving credit facility	—	400	400
Repayments under the revolving credit facility	—	—	(200)
Repurchase of long-term debt	—	—	(286)
Principal payments on long-term debt	—	—	(1)
Capital repayment to non-controlling interests	—	(78)	—
Net cash provided by (used for) financing activities	(22)	316	(80)

Effect of changes in exchange rates on cash positions	(24)	46	(8)

Increase (decrease) in cash and cash equivalents	(191)	755	(755)
Cash and cash equivalents at beginning of period	1,232	1,041	1,796
Cash and cash equivalents at end of period	1,041	1,796	1,041

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying notes are an integral part of these consolidated financial statements.

	2007	2008	2009

Supplemental disclosures to the consolidated statements of cash flows

Net cash paid during the period for:
Interest	460	483	391
Income taxes	21	84	58

Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	356	1,650	184
Book value of these assets	(280)	(2,172)	(178)
Non-cash gains (losses)	38	153	52
	114	(369)	58
Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Virage Logic shares/options	—	—	15
ST-NXP Wireless JV	—	341	—
DSPG shares	72	—	—
Others	—	13	5

Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	(300)	87	(39)
Share-based compensation	28	27	28
Value adjustments/impairment financial assets	21	38	—
Non-cash tax benefit against goodwill	—	(29)	—
Non-cash tax expense against other intangibles	—	—	5
Non-cash interest cost due to applying effective interest method	—	—	8
Others	—	(3)	—
	(251)	120	2

Consolidated statements of changes in equity of the NXP Semiconductors Group as of December 31

in millions of USD unless otherwise stated

					Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value		Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available- for-sale securities	Unrecognized net periodic pension cost	Changes in fair value of cash flow hedges	Total accum. other compr. income	Total shareholders equity	Non- controlling interests	Total equity

Balance as of December 31, 2006	—	5,514		(794)	106	—	—	8	114	4,834	213	5,047

Net income (loss)				(650)						(650)	47	(603)
Components of other comprehensive income:
Adoption of FASB ASC Topic 715 (formerly SFAS 158)							48		48	48		48
Unrealized gain (loss) on cash flow hedge								7	7	7		7
Foreign currency translation adjustments					275				275	275		275
Reclassifications into income					1			(21)	(20)	(20)		(20)
Income tax on current period changes								6	6	6		6
Share-based compensation plans		28								28		28
Dividends distributed											(3)	(3)

Balance as of December 31, 2007	—	5,542		(1,444)	382	—	48	—	430	4,528	257	4,785

Net income (loss)				(3,600)						(3,600)	26	(3,574)
Components of other comprehensive income:
Recognition of funded status pension benefit plan							(38)		(38)	(38)		(38)
Unrealized gain (loss) on available for sale securities						6			6	6		6
Foreign currency translation adjustments					145				145	145		145
Income tax on current period changes							7		7	7		7
Share-based compensation plans		27	(1)							27		27
Dividends distributed											(19)	(19)
Capital repayment											(78)	(78)
Changes in participations											27	27

Balance as of December 31, 2008	—	5,569		(5,044)	527	6	17	—	550	1,075	213	1,288

Net income (loss)				(175)						(175)	14	(161)
Components of other comprehensive income:
Recognition of funded status pension benefit plan							19		19	19		19
Unrealized gain (loss) on available for sale securities
Foreign currency translation adjustments					65				65	65		65
Reclassifications into income					(72)	(6)			(78)	(78)		(78)
Income tax on current period changes							(4)		(4)	(4)		(4)
Share-based compensation plans		28								28		28
Dividends distributed											(29)	(29)
Balance as of December 31, 2009	—	5,597		(5,219)	520	—	32	—	552	930	198	1,128

(1)          The total charge in 2008 for share-based compensation plans amounted to USD 35 million, offset by USD 8 million relating to the liability arising from transfer of employees to the new established ST-NXP Wireless joint-venture.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements of the NXP Semiconductors Group

All amounts in millions of USD unless otherwise stated

1                 Introduction

The consolidated financial statements include the accounts of NXP B.V. and subsidiaries.

NXP B.V. (the ‘Company’ or ‘NXP’) is the parent company of the NXP Group (the ‘NXP Group’ or the ‘Group’ or the “NXP Semiconductors Group”), headquartered in the Netherlands. The NXP Group in its current form was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (‘Philips’) sold 80.1% of its semiconductors businesses to a consortium of private equity investors in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of these businesses to NXP on September 28, 2006. All of our issued and outstanding shares were then acquired on September 29, 2006 by KASLION Acquisition B.V., which was formed as an acquisition vehicle by the private equity consortium and Philips.

In compliance with FASB ASC Topic 280 “Segment Reporting” (formerly SFAS 131) five segments are distinguished as reportable segments. The Company is structured in three market-oriented business segments: Automotive & Identification, MultiMarket Semiconductors and Home, which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

Accounting policies

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (US GAAP). Historical cost is used as the measurement basis unless otherwise indicated.

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Presentation of financial statements

The presentation of the financial statements has been changed in 2009 in order to align with the new requirements under International Financial Reporting Standards (IFRS).

The separately reported statement of operations as presented in previous years has been expanded by including other comprehensive income.

Reporting currency

Effective January 1, 2008, the Company changed its reporting currency from Euro to U.S. dollars in order to better align with the rest of the semiconductor market and to permit easier comparison with the financial results of its peers.

The financial statements have been restated for all periods prior to 2008 to reflect the change in reporting currency on a consistent basis. For restating the historical financial statements from euro to U.S. dollars, the Company has applied the process described in the accounting policies.

The functional currency of the Company and the various entities within the NXP Group have not been changed.

Acquisition accounting

As a result of the acquisition accounting applied to the Acquisition by “KASLION”, the assets and liabilities reported in the consolidated balance sheet have changed substantially as compared with their carrying values prior to the Acquisition. The allocation of the purchase price paid by KASLION to Philips that is reflected in our financial statements has been based on estimated fair values and is discussed below.

On September 29, 2006, the Company was acquired by KASLION for a purchase price of USD 10,457 million composed of a payment of USD 5,264 million to Philips and assumed debt of USD 4,833 million. The purchase price paid by KASLION together with the acquisition costs and adjusted for settlements resulted in a total purchase price consideration of USD 10,622 million, which has been pushed down to NXP B.V. and allocated to the fair value of assets acquired and liabilities assumed.

After the Acquisition, the Company obtained a bridge loan facility of USD 5,670 million, net of issuance costs of USD 129 million, which was repaid with the proceeds from the issuance of USD 5,836 million of euro and USD denominated notes as described in more detail in note 27. On June 19, 2007, the Company concluded an exchange offer for these notes in which investors could exchange their existing notes for identical notes registered under the U.S. Securities Act. This exchange offer did not affect NXP’s capitalization or debt outstanding.

The Company allocated the total purchase price to the assets acquired and liabilities assumed based on estimated fair values. During 2007, within the time frames permitted by applicable accounting standards, revisions to the preliminary allocations of the purchase price were made which affected the fair value initially assigned to the assets and liabilities. These adjustments mainly related to the deferred income tax balances since NXP was able to clarify the tax treatment of certain intangible assets with tax authorities resulting in the recognition of additional deferred tax liabilities, resulting in an offsetting increase in goodwill. Furthermore, in 2007, NXP agreed on a final settlement with Philips resulting in an additional payment of USD 110 million. In addition, in 2009 NXP received USD 21 million resulting primarily from the settlement of a tax uncertainty establishing the total purchase price at USD 10,601 million, comprising the following major categories of net assets:

Cash & cash equivalents	204
Inventories	1,057
Property, plant and equipment	3,053
Intangible assets	4,066
In-process research and development	660
Goodwill	3,096
Other assets	1,347
Liabilities and debt	(2,882)
Net assets	10,601

For further information about other acquisitions refer to note 4 “Acquisitions and divestments”.

2                 Significant accounting policies and new standards after 2009

Principles for consolidated financial statements

The consolidated financial statements include the accounts of NXP B.V., a wholly-owned subsidiary of KASLION, its subsidiaries and all entities in which the Company holds a direct or indirect controlling interest through voting rights or through qualifying variable interests to an extent that would require the Company to absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Net income (loss) includes the portion of the earnings of subsidiaries applicable to non-controlling interests. The income (loss) and equity attributable to non-controlling interests are disclosed separately in the consolidated statements of operations and in the consolidated balance sheets under noncontrolling interests.

Investments in equity-accounted investees

Investments in companies in which the Company does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. Generally, in the absence of demonstrable proof of significant influence, it is presumed to exist if at least 20% of the voting stock is owned. The Company’s share of the net income of these companies is included in results relating to equity-accounted investees in the consolidated statements of operations.

The Company recognizes an impairment loss when an other-than-temporary decline in the value of an investment occurs.

When its share of losses exceeds the carrying amount of an investment accounted for by the equity method, the carrying amount of that investment is reduced to zero and recognition of further losses is discontinued unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

Accounting for capital transactions of a subsidiary or an equity-accounted investee

Until 2009 the Company’s policy was to recognize in income dilution gains or losses arising from the sale or issuance of stock by a subsidiary that is included in the consolidated financial statements or an unconsolidated entity which is accounted for using the equity method of accounting in the consolidated statement of operations, unless the Company or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction was recorded directly in equity. Following the adoption on January 1, 2009 of SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements: an amendment of ARB No. 51” which has subsequently been included in FASB ASC Topic 810, the Company recognizes for transactions occurring after December 31, 2008 dilution gains or losses related to changes in ownership of consolidated entities directly in equity. In case of loss of control of the subsidiary following such transaction the dilution gain or loss is recognized in the consolidated statement of operations. Statement 160 did not affect the recognition of dilution gains or losses related to entities in which the Company has a non-controlling interest. In accordance with FASB ASC Topic 323, Subtopic 10, paragraph 40-1 (formerly EITF 08-6, which became effective for the Company on January 1, 2009) any dilution gain or loss continues to be recognized in the statement of operations.

Prior to 2009, the dilution gains or losses are presented in the consolidated statement of operations in the line item other income and expense if they relate to subsidiaries that are included in the consolidated financial statements. From 2009 going forward, following the adoption of SFAS 160, such dilution gains or losses are recognized in that line item only upon loss of control over the related subsidiary. Dilution gains and losses related to equity-accounted investees are presented in the line item results relating to equity-accounted investees.

Accounting for Alliance

Since 2002 the Company has been a participant in a jointly funded-alliance (the ‘Alliance’) with two other semiconductor manufacturers in Crolles, France. The activities of the Alliance are the joint development of advanced process and assembly/packaging technology and the joint operation of a fabrication plant for the manufacturing of 300-millimeter wafers. The Alliance has its own governance structure to decide on all material decisions relating to the Alliance. Each of the three participants is equally represented in the governance structure. Upon its commencement each party contributed assets to the Alliance. The initial term of the Alliance expired December 31, 2007, and because the Company withdrew from the Crolles2 Alliance, effective December 31, 2007, the automatic extension until December 31, 2010 has been cancelled.

At the termination of the Alliance, the Company would retain title to the capital assets that it contributed to the Alliance unless another participant of the Alliance exercises its option to purchase those assets.  Capital assets contributed by the Company include primarily machinery.

Under the Alliance arrangement, each participant is responsible for funding specific allocations of operations, research and development expenses, as well as related capital expenditures and output from the facility. Funding requirements are divided among the Company (31%) and the two other participants (31% and 38%), and are accounted for to ensure all expenses and capital expenditures are recorded in relation to the funding percentage.

The Company’s interest in the Alliance, which was an unincorporated entity, is accounted for in the consolidated financial statements as a contract or cost sharing arrangement.

Accordingly, the Company’s share in the results of operations of the Alliance are recorded in the cost and expense captions in the accompanying consolidated statement of operations, and primarily consists of the Company’s share of research and development expenses, pilot line manufacturing expenses and depreciation expense related to the Alliance’s capital assets.

Following the withdrawal from the Alliance, the Company sold its assets. Approximately half of the Company’s investment was sold in 2007 and the remaining portion was sold in 2008.

Foreign currencies

As described in note 1, the Company uses the U.S. dollar as its reporting currency. For consolidation purposes, the financial statements of those entities within the NXP Group, including the parent company NXP B.V., with a functional currency other than the U.S. dollar, are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the applicable balance sheet dates. Income and expense items in the statements of operations and cash flows are translated at monthly exchange rates in the periods involved.

The effects of translating the financial position and results of operations from functional currencies are recorded as a separate component of accumulated other comprehensive income (loss) within shareholder’s equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or substantially complete liquidation of a foreign entity.

The following table sets out the exchange rates for euros into US dollars applicable for translation of NXP’s financial statements for the periods specified.

			US$ 1 per EUR
	period end	average(1)	high	low

2007	1.4742	1.3721	1.3033	1.4810
2008	1.4061	1.4768	1.2749	1.5801
2009	1.4402	1.3978	1.2683	1.4916

(1) The average rates are the accumulated average rates based on monthly quotations.

The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. When foreign entities conduct their business in economies considered to be highly inflationary, they record transactions in the Company’s reporting currency instead of their local currency. Gains and losses arising from the translation or settlement of non-functional currency-denominated transactions, monetary assets and liabilities into the functional currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of accumulated other comprehensive income (loss) within equity.

Derivative financial instruments

The Company uses derivative financial instruments principally in the management of its foreign currency risks and to a more limited extent for commodity price risks.

The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate and record these as assets or liabilities in the balance sheet. Changes in the fair values are recognized in the statement of operations immediately unless cash flow hedge accounting is applied.

Changes in the fair value of a derivative that is highly effective and designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and for which cash flow hedge accounting is applied, are highly effective in offsetting changes in cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within a period of two months from the originally forecasted transaction date, the Company continues to carry the derivative on the consolidated balance sheets at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings.

In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheets, and recognizes any changes in its fair value in earnings. The application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less at acquisition that are readily convertible into known amounts of cash. It also includes cash balances that cannot be freely repatriated. Cash and cash equivalents are stated at face value.

Receivables

Receivables are carried at face value, net of allowances for doubtful accounts. As soon as trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of receivership of the debtors.

The allowance for doubtful trade accounts receivable takes into account objective evidence about credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.

Inventories

Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand. Abnormal amounts of idle facility expense and waste are not capitalized in inventory. The allocation of fixed production overheads to the inventory cost is based on the normal capacity of the production facilities.

Other non-current financial assets

Other non-current financial assets include available-for-sale securities and cost-method investments.

The Company classifies its investment in equity securities that have readily determinable fair values based on quoted market prices as available-for-sale. Available-for-sale securities are recorded at fair value with changes in the fair value going through other comprehensive income in equity. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Fair value measurement is based on quoted market prices for the assets. If these are not available, the Company uses other observable inputs, such as quoted market prices for similar assets.

Lacking also that information, the Company uses unobservable inputs such as discounted projected cash flows. Available-for-sale securities that are contractually restricted from sale for a period longer than 1 year are accounted for by the cost method without changes in fair value being reflected in their measurement unless they are other than temporarily impaired in which case the impairment loss is charged to earnings. Similarly, restricted equity securities obtained as payment from the acquirer upon disposal of product lines are accounted for under the cost method. NXP recognizes in nonmonetary transactions initially the fair value of the assets surrendered or received, whichever is more reliably determinable, as consideration for acquired equity securities, as its interest in the acquirer at transaction date, which is the new cost basis going forward.

Impairments of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. The Company assesses its long-term investments accounted for as available-for-sale on a quarterly basis to determine whether declines in market value below cost are other-than-temporary, in which case the cost basis for the individual security is reduced and a loss realized in the period in which it occurs. When the decline is determined to be temporary, the unrealized loses are included in other comprehensive income.

If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their fair value.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Assets constructed by the Company include direct costs, overheads and interest charges incurred during the construction period. Government investment grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling is also based on the straight-line method unless another than the straight-line method represents better the consumption pattern. Gains and losses on the sale of property, plant and equipment are included in other income and expense. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. These assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

The Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred based on discounted projected cash flows in the absence of other observable inputs such as quoted prices, while an equal amount is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the useful life of the asset.

Leases

The Company leases various office space and equipment. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease.

Leases in which the Company has substantially all the risk and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the remaining balance of the lease obligation. The lease obligations are included in other current and other non-current liabilities. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the assets and the lease term.

Goodwill

The Company accounts for goodwill in accordance with the provisions of FASB ASC Topic 805, Subtopic 30. (Formerly SFAS 141 until 2009 and upon adoption in 2009 as of January 1, 2009 SFAS 141(R), and SFAS No. 142). Accordingly, goodwill is not amortized but tested for impairment annually in the third quarter or whenever impairment indicators require so.

An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds the asset’s implied fair value. This determination is made at the business segment level, which is for the Company the reporting unit level in accordance with  FASB ASC Topic 805, and consists of two steps. First, the Company determines the carrying value of each reporting unit by assigning the assets and liabilities, including the goodwill and intangible assets, to those reporting units. Furthermore, the Company determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to acquisition accounting in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. The Company generally determines the fair value of the reporting units based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

Intangible assets

Intangible assets (other than goodwill) arising from acquisitions are amortized using the straight-line method over their estimated economic lives. Remaining useful lives are evaluated every year to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Company considers renewal and extension options in determining the useful life. However, based on experience the Company concluded that these assets have no extension or renewal possibilities. There are currently no intangible assets with indefinite lives. Until 2009, In-process research and development with no alternative use was written off immediately upon acquisition. As from 2009 upon adoption of SFAS 141(R) “Business Combinations — Revised” as per January 1, 2009, which is now codified in FASB ASC Topic 350, subtopic 30, In-process R&D is capitalized and indefinitely lived until completion or abandonment of the associated R&D efforts. Those assets are not amortized but tested annually for impairment until the completion or abandonment, upon which the assets are amortized over their useful lives. Patents, trademarks and other intangible assets acquired from third parties are capitalized at cost and amortized over their remaining useful lives.

Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in conformity with FASB ASC Topic 350, subtopic 40 (Formerly Statement of Position (SOP) 98-1, ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’).

Impairment or disposal of intangible assets other than goodwill and tangible fixed assets

The Company accounts for intangible and tangible fixed assets in accordance with the provisions of FASB ASC Topic 360 (Formerly SFAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’). Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company determines the fair value based on discounted projected cash flows. The review for impairment is carried out at the level where discrete cash flows occur that are largely independent of other cash flows in the absence of other observable inputs such as quoted prices. For the Manufacturing Operations segment, the review of impairment of long-lived assets is carried out on a Company-wide basis, as Manufacturing Operations is the shared manufacturing base for the other business segments with, for this purpose, no discrete cash flows that are largely independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value, less cost to sell.

Non-current assets held for sale and disposal groups

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case the asset (or disposal group) must be available for immediate sale in its present condition and the sale must be highly probable. For the sale to be highly probable, (i) the appropriate level of management must be committed to a plan to sell the asset, (ii) an active program to locate a buyer and complete the plan must be initiated, (iii) the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale should generally be expected to qualify for recognition as a completed sale within one year from the date of classification and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the asset’s carrying amount and the fair value less costs to sell. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices. Depreciation or amortization of an asset ceases when it is classified as held for sale, or included within a disposal group that is classified as held for sale.

Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations that can be clearly distinguished from the rest of the Company in terms of operations and cash flows or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Generally, a major line of business is a segment or business segment. Discontinued operations are carried at the lower of carrying amount and fair value less cost to sell. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices. Results from discontinued operations until the date of disposal are presented separately as a single amount in the consolidated statements of operations together with any gain or loss from disposal. Results from operations qualifying as discontinued operations as of the balance sheet date for the latest period presented, that have previously been presented as results from continuing operations, are re-presented as results from discontinued operations for all periods presented. The financial information of discontinued operations is excluded from the respective captions in the consolidated financial statements and related notes for all years presented.

Research and development

Costs of research and development are expensed in the period in which they are incurred, except for In-process research and development assets acquired in a business combination, which are capitalized and after completion are amortized over their useful lives.

Advertising

Advertising costs are expensed when incurred.

Provisions and accruals

The Company recognizes provisions for liabilities and probable losses that have been incurred as of the consolidated balance sheet dates and for which the amount is uncertain but can be reasonably estimated.

Provisions of a long-term nature are stated at present value when the amount and timing of related cash payments are fixed or reliably determinable unless discounting is prohibited under US GAAP. Short-term provisions are stated at face value.

The Company   accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Additionally, the Company accrues for certain costs such as compensation and benefits for employees directly involved in the remediation activities. Measurement of liabilities is based on current legal requirements and existing technology. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

Restructuring

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by the Management Team, and which involve the realignment of certain parts of the industrial and commercial organization.

When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions only when the liability is incurred in accordance with FASB ASC Topic 420-10-25 (formerly SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities). The liability is initially measured at fair value. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

These liabilities, in as far as related to one-time employee termination benefits are recognized, in accordance with ASC 420-10-25, ratably over the future service period when those employees are required to render services to the Company, if that period exceeds 60 days or a longer legal notification period.

However, generally employee termination benefits are covered by a contract or an ongoing benefit arrangement and are recognized in accordance with FASB ASC Topic 712-10-15 (formerly SFAS No. 88  and SFAS No. 112) when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated.

Guarantees

The Company complies with FASB ASC Topic 460-10-55 (Formerly FASB Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others). In accordance with this Topic “Guarantees”, the Company recognizes, at the inception of a guarantee, a liability at the fair value of the obligation incurred, for guarantees within the scope of the recognition criteria. The Company determines the fair value based on either quoted prices for similar guarantees or discounted projected cash flows, whichever is available.

Debt and other liabilities

Debt and other liabilities, other than provisions, are stated at amortized cost. Debt issue costs are not expensed immediately but are reported as deferred charges and subsequently amortized over the term of the debt using the effective interest rate method. Unless the exchange would meet the criteria for troubled debt restructuring, debt that has been exchanged for other debt is initially measured at fair value in accordance with the provisions of FASB ASC Topic 470, subtopic 50 “Modifications and Extinguishments” (Formerly EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”). Any gain or loss resulting from the exchange and adjusted for the unamortized portion of debt issue costs for the exchanged debt is immediately recognized in the statement of operations on the line item “Financial income (expense)”.  The Company determines the fair value based on quoted prices for the instruments or quoted prices for similar instruments. In the rare cases that such observable inputs are not available the Company determines the fair value based on discounted projected cash flows.

Loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

Revenue recognition

The Company’s revenues are primarily derived from made-to-order sales to Original Equipment Manufacturers (“OEM’s”) and similar customers. The Company’s revenues are also derived from sales to distributors.

The Company applies the guidance in SEC Staff Accounting Bulletin (SAB) Topic 13 ‘Revenue Recognition’ and recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For made-to-order sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer.  Examples of delivery conditions typically meeting these criteria are ‘Free on board point of delivery’ and ‘Costs, insurance paid point of delivery’. Generally, the point of delivery is the customer’s warehouse.  Acceptance of the product by the customer is generally not contractually required, since, for made-to-order customers, design approval occurs before manufacturing and subsequently delivery follows without further acceptance protocols.  Payment terms used are those that are customary in the particular geographic market. When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors contractual arrangements are in place, which allow these distributors to return products if certain conditions are met.  These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market.  Other return conditions relate to circumstances arising at the end of a product cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance.  Long notice periods associated with these announcements prevent significant amounts of product from being returned, however.  Repurchase agreements with OEM’s or distributors are not entered into by the Company.

For sales where return rights exist, the Company has determined, based on historical data, that only a very small percentage of the sales to this type of distributors is actually returned. In accordance with these historical data, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply.

Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges.  Shipping and handling costs billed to customers are recognized as revenues.  Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Royalty income, other license income or other income related to R&D arrangements and that is received in the form of non-refundable upfront payments is recognized as income pro rata over the term of the contract unless a separate earnings process has been completed. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made. Software revenue is recognized in accordance with FASB ASC Topic 985, subtopic 605, section 25 “Software Revenue Recognition” (formerly Statement of Position 97-2) when the 4 criteria of SAB Topic 13 are met.

Income taxes

Income taxes in the consolidated financial statements are accounted for using the asset and liability method. Income tax is recognized in the statement of operations except to the extent that it relates to an item that is initially recognized directly within equity, including other comprehensive income (loss), in which case the related tax effect is also recognized there.

Current-year deferred taxes related to prior-year equity items, which arise from changes in tax rates or tax laws are included in income. Current tax is the expected tax payable on the taxable income for the year, using the applicable tax rates for the years, and any adjustment to tax payable in respect of previous years. Income tax payable includes amounts payable to tax authorities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date of the change. Deferred tax assets, including assets arising from loss carryforwards, are recognized, net of a valuation allowance, if it is more likely than not that the asset or a portion thereof will be realized. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividends in the foreseeable future,  to the extent that these withholding taxes are not expected to be refundable and deductible.

Income tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefit recognized in the financial statements from such position is measured based on the largest benefit that is more than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The liability for unrecognized tax benefits including related interest and penalties is recorded under provisions in the balance sheet as current or non-current based on the timing of the expected payment. Penalties are recorded as income tax expense, whereas interest is reported as financial expense in the statement of operations.

Benefit accounting

The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with FASB ASC Topic 715 “Compensation - Retirement Benefits” (Formerly SFAS No. 87, ‘Employers’ Accounting for Pensions’, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106, ‘Postretirement Benefits other than Pensions’ and SFAS No. 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans’).

The Company employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company employees participating in defined-benefit plans have been allocated to the Company based upon actuarial valuations. Some of the Company’s defined-benefit pension plans are funded with plan assets that have been segregated and restricted in a trust, foundation or insurance company to provide for the pension benefits to which the Company has committed itself.

The net pension liability or asset recognized in the balance sheet in respect of defined pension plans is the present value of the projected defined-benefit obligation less the fair value of plan assets at the balance sheet date.

Most of our plans result in a pension provision (no assets for the plan) or a net pension liability.

For material plans the projected defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method.

Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets and net of employee contributions.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the statement of operations, over the expected average remaining service periods of the employees with applying the corridor. Events which invoke a Curtailment or a Settlement of a benefit plan will be recognized in our Statement of Operations if such event has a material impact on our results.

Unrecognized prior-service costs related to pension plans and postretirement benefits other than pensions are being amortized by assigning a proportional amount to the statements of operations of a number of years, reflecting the average remaining service period of the active employees.

Obligations for contributions to defined-contribution and multi-employer pension plans are recognized as an expense in the statements of operations as incurred.

We record the unfunded status associated with these plans in accordance with the requirements of Topic 715 “Compensation-Retirement Benefits” (formerly SFAS No. 158) measured as the difference between plan assets at fair value and the defined-benefit obligation as an assets or liability. The offset of the recognized funded states is recorded in accumulated other comprehensive income (within equity). The Company determines the fair value based on quoted prices for the plan assets or comparable prices for non-quoted assets. For a defined-benefit pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement defined benefit plan it is the accumulated postretirement benefit obligation.

The Company recognizes as a component of accumulated other comprehensive income, net of taxes, the gains or losses and prior service costs  that arise during the year but are not recognized as a component of net periodic benefit cost pursuant to Topic 715. Amounts recognized in accumulated other comprehensive income, including the gains or losses and the prior services costs are adjusted as they are subsequently recognized as components of net periodic benefit costs pursuant to the recognition provisions of Topic 715.

For all of the Company’s defined pension benefit plans, the measurement date on which it determines the funded status is year-end.

Share-based compensation

Share-based payment plans were introduced by our parent company KASLION Acquisition B.V. for NXP employees in 2007. The plans are accounted for in accordance with the provisions of FASB ASC Topic 718 “Compensation — Stock Compensation” (Formerly SFAS 123(R) at the estimated fair value of the equity instruments measured at the grant date. The Company uses a binomial option-pricing model to determine the estimated fair value of the options and determines the fair value of the equity rights on the basis of the estimated fair value of the Company, using a discounted cash flow technique. The estimated fair value of the equity instruments is recognized as compensation expense over the vesting period on a straight-line basis taking into account estimated forfeitures.

The share-based compensation plans that the Company’s employees participate in contain contingent cash settlement features upon an exit or change in control in combination with a termination of employment. The Company has concluded that the likelihood of these events occurring is remote and therefore not probable. Also, upon death or disablement the Company may offer cash settlement, but the employee or his dependents must consent. Therefore, the Company has concluded that the requirement in Topic 718 that share options and restricted shares that have contingent cash settlement features that are outside the control of the employee, such as a change in control or the death or disability of an employee, to be accounted for as liabilities rather than equity if the contingent event is probable of occurring, is not applicable to the Company. However, in the case that for certain employees the vested share-based payment rights have been declared to become cash settled such instruments will be recorded as liabilities at fair value as from the date of such event.

During 2009, KASLION executed an option exchange program for options granted in 2007 and 2008, and which were estimated to be deeply out of the money. Under this option exchange program, options with new exercise prices, different volumes and — in certain cases — revised vesting schedules were granted to eligible individuals, in exchange for their owned options. By accepting the new options, all options (vested and unvested) owned by the eligible individuals were cancelled.  As of May, 2009, options have been granted to eligible individuals under the revised stock option program. In accordance with the provisions of Topic 718 the unrecognized portion of the compensation costs of the cancelled options continues to be recognized over their remaining requisite vesting period. For the replacement options the compensation costs are determined as the difference between the fair value of the cancelled options immediately before the grant date of the replacement option and the fair value of these replacement options at the grant date. This compensation cost will be recognized in accordance with the vesting schedule over the remaining vesting period.

Cash flow statements

Cash flow statements have been prepared using the indirect method. Cash flows in foreign currencies have been translated into USD using the weighted average rates of exchange for the periods involved.

Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from other derivative instruments are classified consistent with the nature of the instrument.

Concentration of risk

The Company’s sales are for a large part dependent on a limited number of customers, none of which individually exceeds 10% of total sales. Furthermore, the Company is using outside suppliers of foundries for a portion of its manufacturing capacity. For certain equipment and materials the Company relies on a single source of supply.

Accounting standards adopted in 2009

Following accounting pronouncements that are of relevance to the Company became effective in 2009 and were adopted by the Company.

SFAS No. 168 “The FASB Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles. A replacement of FAS Statement No. 162” (Currently, FASB ASC Topic 105 “Generally Accepted Accounting Principles”)

On 28 June 2009 the FASB issued SFAS 168. This Statement codifies existing US GAAP authoritative literature into one source, the Codification. This includes some but not all SEC guidance. All other accounting literature is no longer a legitimate source of reference. The codification is the one and only source of reference in all external publications and filings. The new codification has no effect on our accounting policies, as there are no changes in the accounting principles. For the Company the only effect is that references to SFAS, EITF, and other accounting pronouncements, except from the SEC, are no longer allowed, but are replaced by “FASB Accounting Standard Codification Topic”, or in short “FASB ASC Topic”.  The Codification became effective as from September 15, 2009.

SFAS No. 157 “Fair Value Measurements” (Currently, FASB ASC Topic 820 “Fair Value Measurements and Disclosures”)

Effective January 1, 2009, the Company adopted the provisions of FASB Statement No. 157 “Fair value measurements”, issued in September 2006, for measuring fair values of nonfinancial assets and liabilities and other assets and liabilities that are measured or disclosed at fair value on a nonrecurring basis. It applies only to fair-value measurements that are already required or permitted by other accounting pronouncements. The Statement became already effective prospectively for the Company from 2008 for financial instruments, and nonfinancial instruments that are recognized or disclosed at fair value on a recurring basis. Effectively, the Statement was only applicable for NXP in measuring the fair value of derivative instruments and available-for-sale equity securities in 2008. In 2009 when Statement 157 became fully effective, it is also applicable for fair value determination of nonfinancial assets and liabilities, the most important example of which is the annual goodwill impairment test and the impairment test of other long-lived assets. The method the Company uses for these measurements in 2009 has not significantly changed from prior years.

SFAS 157 established market and observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices in active markets for identical asset or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

FASB Staff Position (FSP) FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” is effective from April, 2009 for the Company and requires us to analyze the nature of transactions on the stock exchange regarding our investment in equity securities in case of ongoing decline in the share price that would trigger us to recognize further impairment. It may become applicable to other investments in the future and it is applicable in case new debt is issued in a debt exchange. FSP FAS 157-4, issued April 9, 2009 provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly. The FSP does not change the objective of fair value measurements when market activity declines. To the contrary, the FSP emphasizes that “fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions”. The FSP did not affect the Company’s fair value measurements in 2009.

SFAS No. 141(R) “Business Combinations (Revised 2007)” (Currently FASB ASC Topic 805 “Business Combinations”)

In December 2007 the FASB issued FASB Statement No. 141(R), effective from 2009. The changes compared with the original Statement 141 that are significant for the Company are:

•                  Non-controlling interests acquired after the effective date of the Statement must be measured at their fair values at the acquisition date including a related portion of the goodwill, whereas previously these interests were recognized at predecessor carrying values;

•                  Acquisition-related costs may not be added to the fair values of the acquired assets and liabilities assumed but must be recognized separately, generally as an expense in the period in which they are incurred. Previously these transaction costs were added to the purchase price and included in goodwill. At December 31, 2008 the Company had not incurred significant amounts for acquisition related costs that subsequently in 2009 were charged to the statement of operations;

•                  Post closing restructuring costs for entities acquired after the effective date of the Statement may not be recognized in the purchase accounting for the business combination and thus may not be recognized as a liability, rather the cost must be charged to the statement of operations in accordance with the prevailing guidance of other pronouncements;

•                  Contingent consideration such as earn-out arrangements for entities acquired after the effective date of the Statement must initially be recognized at their acquisition date fair value. Subsequent changes in the fair value are recognized in earnings. Previously, contingent consideration was added to the purchase price when it became reliably measurable;

•                  The Statement requires recognition of the acquisition date fair value of research and development assets acquired in a business combination. Subsequently after completion or abandonment, these assets will be depreciated or amortized over their estimated useful lives. Previously such In-Process R&D was expensed in full immediately upon acquisition.

•                  Statement 141(R) changes the definition of a business, which affects the identification of reporting units to which goodwill must be allocated, both for previously completed business combinations as well as for future acquisitions. The Company has concluded that has no significant effects for impairment testing.

Statement 141(R) became effective as of January 1, 2009 for the Company without affecting our acquisition accounting due to lack of such transactions. It will significantly affect the accounting for future business combinations. It did not affect the assets and liabilities that were recognized in business combinations that closed before 2009.

On April 1, 2009, the FASB issued FSP FAS 141(R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” Codified in FASB ASC Topic 805-20. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer applies the recognition criteria in FASB ASC Topic 450 “Contingencies” to determine whether the contingency should be recognized as of the acquisition date or after it. These recognition criteria are that a loss must be probable at the measurement date and reliably measurable.

The main difference with the previous guidance is that all contingencies under Statement 141(R) before the amendment were required to be recognized if they would more likely than not give rise to an asset or liability, whereas the FSP brings that down to recognition only if the value at the acquisition date can be determined during the measurement period of 1 year.

The Statement became effective for the Company on January 1, 2009. Because there were no acquisitions in 2009, this amendment had no effect on the Company’s financial statements. Future acquisitions may be affected.

SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements; and amendment of ARB No. 51” (Currently FASB ASC Topic 810 “Consolidation”)

Simultaneously with Statement 141(R) the FASB issued Statement No. 160. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. Statement 160 requires that a non-controlling interest be reported as equity in the consolidated financial statements, whereas previously this was reported in the mezzanine. It also requires that consolidated net income be reported at amounts that included the amounts attributable to both the parent and the non-controlling interest. As a result the income attributable to non-controlling interests may no longer be deducted as an expense in arriving at consolidated net income. Net income (loss) attributable to the parent and the non-controlling interests must be disclosed on the face of the statement of operations.

Statement 160 also requires that changes in the ownership of a subsidiary, not resulting in deconsolidation, shall be accounted for as equity transactions. Consequently, no dilution gains or losses can result from such transactions.

Upon deconsolidation of a subsidiary any remaining non-controlling interest of the parent shall be remeasured at fair value and that fair value shall be taken into account in determining the gain or loss of the transaction.

Statement 160 became effective for the Company on January 1, 2009. It may not be applied retrospectively except for the presentation and disclosure requirements, which were applied to all periods presented. The Statement significantly affected the Company’s presentation of net income or loss in the statement of operations and the equity in the balance sheet. It will significantly affect the accounting for transactions that change ownership in subsidiaries that are concluded from 2009 going forward. In 2009 no transactions occurred that were affected by this guidance. It has not affected the measurement of non-controlling interests existing before 2009 and that remained unchanged thereafter.

SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities” (Currently FASB ASC Topic 815 “Derivatives and Hedging”)

This Statement was issued in March 2008 and became effective for NXP on January 1, 2009. Comparable disclosures for prior years need only be given as from 2010 onwards but not for years before 2009.

The Statement requires quantitative and qualitative disclosures in a tabular format about fair values, objectives, type and nature of the hedging instruments in relation to the risk exposure and the line items in the balance sheet where derivative instruments are reported, For the gains and losses reported in the statement of operations or in other comprehensive income (OCI) a separate disclosure must be made for fair value hedges and for cash flow hedges. Also, the movements from OCI to the statement of operations must be disclosed. All this per type of contract and indicating in which line item of the statement of operations it is being reported.

The impact of the Statement for the Company was limited to the described additional disclosures.

FSP FAS 142-3 “Determination of the Useful Life of Intangible Assets” (Currently FAS ASC Topic 350 “Intangibles”)

On April 25, 2008, the FASB issued FSP FAS 142-3, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under Statement 142. The FSP became effective for the Company on January 1, 2009.The Company has concluded that this FSP is not expected to result in future changes to economic lives of acquired intangible assets because such assets have no extension or renewal possibilities.

FSP FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan assets” (Currently FASB ASC Topic 715 “Compensation  — Retirement Benefits”)

On December 30, 2008, the FASB issued FSP FAS 132 (R)-1, which became effective for the Company on January 1, 2009. The FSP amends statement No. 132 (R) to require additional disclosures about assets held in an employer’s defined benefit pension or other postretirement plans. The impact of this pronouncement is limited to additional disclosures.

SFAS 165 “Subsequent Events” (Currently FASB ASC Topic 855 “Subsequent Events”

SFAS 165 is effective on a prospective basis for interim or annual financial periods ending after 15 June 2009.

The FASB issued Statement 165 Subsequent Events on 28 May 2009. It provides authoritative guidance about the reporting and accounting for events subsequent to the reporting period.

The subsequent events guidance consists mainly of:

1) Naming the two types of subsequent events either as recognized subsequent events (currently referred to in practice as Type I subsequent events) or non-recognized subsequent events (currently referred to in practice as Type II subsequent events).

2) Defining subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities that do not widely distribute their financial statements).

3) Requiring to disclose the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued.

For NXP no changes resulted because we already include the subsequent events, in accordance with the definition, until the date of issuance of our reporting.

Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820). Measuring Liabilities at Fair Value”

ASU 2009-05, which was issued by the FASB in August 2009, requires that the fair value of a liability be measured using one of the following approaches, which should maximize the use of relevant observable inputs and minimize the use of unobservable inputs:

•                  The quoted price of the identical liability when traded as an asset;

•                  Quoted prices for similar liabilities or similar liabilities when traded as assets;

•                  Another valuation technique, such as a present value technique (i.e., an income approach) or a technique that considers the amount the reporting entity would pay to transfer the identical liability or receive to enter into the identical liability at the measurement date (i.e., a market approach).

The guidance provided in this ASU became applicable to the Company, starting October 2009, specifically regarding the disclosure about fair value of our bonds and in case of exchanges of existing bonds for new bonds. However, the immediate effect for the Company is negligible since we already applied the approach that is mandated by this ASU.

Accounting Standards Update No. 2009-12 “Fair Value Measurements and Disclosures (Topic 820). Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”

The FASB issued this ASU in September 2009. ASU 2009-12, although by itself not applicable to the Company, has defined major asset category with regard to disclosures about fair value. Major asset category is defined as major security type. This affects the disclosures about fair value of pension plan assets. The ASU became effective as per year-end 2009.

New standards after 2009

In 2009 the FASB issued several pronouncements, of which the following are to various degrees of relevance to the Company and which were not yet effective in 2009.

SFAS 166 “Accounting for Transfers of Financial Assets. An amendment of FASB Statement No. 140” Currently FASB ASC Topic 860 “Transfers and Servicing”

On 12 June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 166.

The most significant amendments resulting from Statement 166 consist of the removal of the concept of a qualifying special-purpose entity (QSPE) from Statement 140, and the elimination of the exception for QSPEs from the consolidation guidance of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)).

In addition, Statement 166 amends and clarifies sale accounting and requires among others that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a sale while eliminating the practicability exception for the measurement at fair value.

Statement 166 is effective as of 1 January 2010 for the Company.

The Company has evaluated the consequences of this Statement and concluded since it is currently not involved with any QSPE this element of the Statement does not affect the Company. With regard to the transfer of assets guidance, the Statement may affect future transactions, if any.

SFAS 167 “Amendments to FASB Interpretation No, 46(R)” (Currently FASB ASC Topic 810 “Consolidation”

On 12 June 2009, the FASB issued Statement No. 167, which (1) addresses the effects of eliminating the qualifying special-purpose entity (QSPE) concept from FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and (2) modifies some provisions about the application of certain key provisions of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)). Statement 167 is effective for NXP as of 2010 and requires among other things a qualitative rather than a quantitative analysis to determine the primary beneficiary of a Variable Interest Entity (VIE) and amends certain guidance in FIN 46(R) for determining whether an entity is a VIE, which may change an enterprise’s assessment of which entities with which it is involved are VIEs. Furthermore, it requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE.

The Company is in the process of reconsidering its consolidation conclusions for all entities with which it is involved. Our preliminary conclusion is that the new guidance is likely not to result in the consolidation of new entities or deconsolidation of entities.

Accounting Standards Update No. 2009-13 “Revenue Recognition  (Topic 605). Multiple-Deliverable Revenue Arrangements; a consensus of the FASB Emerging Issues task Force”

ASU 2009-13, issued in October 2009, changes the guidance regarding revenue recognition for multiple-element arrangement and relaxes some of the earlier requirements. Since NXP is rarely involved in these types of arrangements the impact is expected to be infrequent and preliminarily estimated to be insignificant. The new guidance becomes effective prospectively for the Company for arrangements entered into or materially modified after December 31, 2010.

3       Information by segment and main country

As from 2009, the following sectors are distinguished as reportable segments in compliance with FASB ASC 280 (formerly SFAS 131).

The Company is structured in three market-oriented business segments: Automotive & Identification, MultiMarket Semiconductors and Home.

•             Automotive & Identification has leading positions in car audio/radio, in-vehicle networking (IVN), car access and immobilization, tire pressure monitoring and magnetic sensors; Identification has leading positions in the radio frequency identification (RFID), near field communication (NFC) and eGovernment applications markets.

•             MultiMarket Semiconductors provides a broad range of standard products (e.g. Bipolar, Power Discretes, Transistors & Diodes and Logic) and application specific standard products (e.g. Integrated Discretes, Interface Products and Microcontrollers).

•             Home is a leading supplier of systems and components for the TV, PC TV and direct memory access segments of the consumer semiconductors market.

The Company operates a shared manufacturing base, which is grouped in Manufacturing Operations (formerly named IC Manufacturing Operations), with the exception of manufacturing assets dedicated to MultiMarket Semiconductors products, which are reported as part of that segment.

Corporate and Other includes certain research and development activities, IP licensing, Emerging Products and special items not directly allocated to business segments and/or Manufacturing Operations. Furthermore, it includes NXP Software (formerly Philips Software), which specializes in innovative multimedia, security and connectivity solutions for manufacturers of mobile and portable equipment.

On July 28, 2008 the key wireless operations of NXP from the former segment Mobile & Personal were contributed to a new joint venture ST-NXP Wireless, and as such all assets and liabilities involved in this transaction have been deconsolidated from this segment. The operations until July 28, 2008 remained consolidated in the consolidated accounts under a new segment named “Divested Wireless activities”.

The former Mobile & Personal segment has been regrouped as from 2009. The remaining part of the business segment, after the contribution of activities into the joint venture ST-NXP Wireless and subsequent deconsolidation, has been moved into the segments MultiMarket Semiconductors and Corporate and Other.

Furthermore, the Company has decided to enhance the assessment of the performance of its three business segments by allocating certain costs that were previously unallocated and were reported in the segments Corporate and Other and Manufacturing Operations, to these operating segments. This allocation better reflects the performance of the operating segments and enables among others a better assessment of the contribution of these segments to the Company’s cash flows. The allocated costs include, among others, costs related to corporate activities that are for the benefit of the business segments and the capacity costs of the segment Manufacturing Operations. Also, the elimination of unrealized results on intercompany transactions is allocated to the related operating segments.

The segment information for 2008 and 2007 has been restated to reflect the forgoing re-grouping and re-allocation.

Effective January 1, 2010, following the decision to further deliver on its strategy of building leadership in High Performance Mixed Signal (HPMS) technology and maintaining a strong position in Standard Products (SP) and culminating with the divestment of a major portion of the Home business segment to Trident Microsystems, Inc. in February 2010, the Company has decided to regroup its reportable segments.

Reporting will be done in the following segments: HPMS, SP, Manufacturing Operations and Corporate and Other. The historical figures will be restated accordingly in 2010.

The reconciliation of the restated sales and income from operations for 2008 and 2007 with the historically reported figures is presented in the following tables:

Sales

	Historically reported	Re-grouping segments	Re- allocation costs between segments	Restated

2008
Mobile & Personal	1,356	(1,356)		—
Automotive & Identification	1,285	—		1,285
MultiMarket Semiconductors	1,554	575		2,129
Home	836	—		836
Manufacturing Operations	324	—		324
Corporate and Other	88	(11)		77
Divested Wireless activities	—	792		792
	5,443	—	—	5,443

2007
Mobile & Personal	2,135	(2,135)		—
Automotive & Identification	1,332	—		1,332
MultiMarket Semiconductors	1,619	516		2,135
Home	927	—		927
Manufacturing Operations	214	—		214
Corporate and Other	94	162		256
Divested Wireless activities	—	1,457		1,457
	6,321	—	—	6,321

Income from operations

	Historically reported	Re-grouping segments	Re- allocation costs between segments	Restated

2008
Mobile & Personal	(665)	665	—	—
Automotive & Identification	73	—	(94)	(21)
MultiMarket Semiconductors	63	42	(81)	24
Home	(875)	—	(58)	(933)
Manufacturing Operations	(691)	—	147	(544)
Corporate and Other	(551)	(27)	191	(387)
Divested Wireless activities	—	(680)	(105)	(785)
	(2,646)	—	—	(2,646)

2007
Mobile & Personal	(159)	159	—	—
Automotive & Identification	144	—	(47)	97
MultiMarket Semiconductors	164	(149)	(89)	(74)
Home	(234)	—	(21)	(255)
Manufacturing Operations	(210)	—	(53)	(263)
Corporate and Other	(483)	106	295	(82)
Divested Wireless activities	—	(116)	(85)	(201)
	(778)	—	—	(778)

Detailed information by segment for the year 2009 with comparable figures over 2008 and 2007 is presented in the following tables.

Segments

	Sales	Research and development expenses	Income (loss) from operations	Income (loss) from operations as a % of sales	Results relating to equity- accounted investees

2009
Automotive & Identification	976	228	(149)	(15.3)	(2)
MultiMarket Semiconductors	1,749	192	(133)	(7.6)	—
Home	744	288	(276)	(37.1)	—
Manufacturing Operations (*)	324	12	(171)	(52.8)	—
Corporate and Other	50	57	(171)	• (1)	76
Divested Wireless activities	—	—	—	—	—
	3,843	777	(900)	(23.4)	74
2008
Automotive & Identification	1,285	267	(21)	(1.6)	(2)
MultiMarket Semiconductors	2,129	201	24	1.1	—
Home	836	266	(933)	(111.6)	4
Manufacturing Operations (*)	324	—	(544)	(167.9)	—
Corporate and Other	77	146	(387)	• (1)	(270)
Divested Wireless activities	792	319	(785)	(99.1)	—
	5,443	1,199	(2,646)	(48.6)	(268)

2007
Automotive & Identification	1,332	221	97	7.3	(5)
MultiMarket Semiconductors	2,135	350	(74)	(3.5)	—
Home	927	231	(255)	(27.5)	(3)
Manufacturing Operations (*)	214	—	(263)	(122.9)	—
Corporate and Other	256	118	(82)	• (1)	(32)
Divested Wireless activities	1,457	408	(201)	(13.8)	—
	6,321	1,328	(778)	(12.3)	(40)

(*)   For the year ended December 31, 2009 Manufacturing Operations supplied USD 1,087 million (2008: 1,830 million; 2007: USD 2,765 million to other segments, which have been eliminated in the above presentation.

(1)   Not meaningful

Certain assets of the Company have been used jointly or managed at Corporate level.

Arithmetical allocation of these assets to the various businesses is not deemed to be meaningful and as such total assets by segment has been omitted. Instead, inventories per segments are included.

Segments

	Inventories	Long- lived assets (1)	Total liabilities excl. debt	Gross capital expenditures	Depreciation property, plant and equipment

2009
Automotive & Identification	99	1,914	124	4	10
MultiMarket Semiconductors	240	2,491	406	53	103
Home	22	135	144	4	12
Manufacturing Operations	181	1,045	766	28	321
Corporate and Other	—	403	1,341	7	75
Divested Wireless activities	—	—	—	—	—
	542	5,988	2,781	96	521
2008
Automotive & Identification	110	2,034	54	8	16
MultiMarket Semiconductors	277	2,696	90	124	149
Home	84	310	81	6	20
Manufacturing Operations	147	1,507	650	207	449
Corporate and Other	12	305	2,155	18	46
Divested Wireless activities	—	—	—	16	13
	630	6,852	3,030	379	693

2007
Automotive & Identification	114	2,273	80	6	12
MultiMarket Semiconductors	306	2,604	302	142	143
Home	81	996	239	5	17
Manufacturing Operations	280	2,142	1,120	326	524
Corporate and Other	15	356	1,029	64	161
Divested Wireless activities	162	1,689	183	6	14
	958	10,060	2,953	549	871

(1)   Long-lived assets include property, plant and equipment, goodwill and other intangible fixed assets.

Goodwill assigned to segments

	Carrying value at January 1, 2009	Acquisitions	Divestments	Impairment	Translation differences and other changes*	Carrying value at December 31, 2009

Automotive & Identification	1,245	—	—	—	14	1,259
MultiMarket Semiconductors	936	—	—	—	13	949
Home	159	—	—	—	(71)	88
Manufacturing Operations	320	—	—	—	4	324
Corporate and Other	1	—	—	—	—	1
	2,661	—	—	—	(40)	2,621

*      Included are transfers to assets held for sale related to Trident.

Main countries

	Total sales (1)	Long-lived assets	Gross capital expenditures	Depreciation property, plant and equipment
2009
China	1,213	113	7	37
Netherlands	108	5,089	21	144
Taiwan	120	70	5	20
United States	261	25	1	32
Singapore	411	186	9	82
Germany	303	166	18	80
South Korea	182	—	—	—
Other countries	1,245	339	35	126
	3,843	5,988	96	521
2008
China	1,748	144	51	40
Netherlands	195	5,607	63	250
Taiwan	93	63	12	32
United States	354	66	11	22
Singapore	465	261	20	117
Germany	474	250	39	68
South Korea	490	—	—	—
Other countries	1,624	461	183	164
	5,443	6,852	379	693

2007
China	2,287	135	47	50
Netherlands	119	8,371	77	235
Taiwan	134	131	38	47
United States	451	81	13	23
Singapore	455	358	97	142
Germany	555	317	57	78
South Korea	644	1	—	—
Other countries	1,676	666	220	296
	6,321	10,060	549	871

(1)   As from 2009 the allocation is changed from invoicing organization to customer allocation. Previous periods have been restated accordingly.

4                 Acquisitions and divestments

2009

On October 5, 2009 the Company announced that they have signed an agreement to sell the digital television and set-top-box business with those of Trident Microsystems, Inc., a publicly listed US Company. The transaction closed at February 8, 2010. As of December 31, 2009, NXP has separated its assets and liabilities designated to be transferred into the separate line items assets and liabilities held-for-sale. These assets and liabilities held-for-sale are measured at fair value less cost to sell and resulted in an impairment loss of USD 69 million. After closing the transaction NXP will own approximately 60% of the outstanding common stock of Trident (refer to note 13). As a result of retaining the 60% interest in Trident this transaction does not result in reporting the asset group as discontinued operations.

On November 16, 2009, we completed our strategic alliance with Virage Logic Corporation (“Virage Logic”) and obtained approximately 9.8% of Virage Logic’s outstanding common stock. This transaction included the transfer of our Advanced CMOS Semiconductor Horizontal IP Technology and Development Team in exchange for the rights to use Virage’s IP and services. Virage Logic is a leading provider of both functional and physical semiconductor intellectual property (IP) for the design of complex integrated circuits. Shares of Virage Logic are listed on the NASDAQ in the United States.

In 2009 no acquisition transactions occurred.

2008

During 2008, the Company entered into a number of acquisitions. All business combinations have been accounted for using the purchase method of accounting. The more important business combinations in 2008 were the acquisitions of GloNav, Conexant’s Broadband Media Processing business, and NuTune. All acquisitions, both individually and in the aggregate, were deemed immaterial in respect of the FASB ASC Topic 805 (formerly SFAS 141 (R)) disclosure requirements.

In January, 2008, NXP acquired GloNav Inc., a US-based fabless semiconductor company, adding GPS (Global Positioning Systems) to the connected entertainment portfolio. The assets acquired amounted to USD 2 million, the liabilities assumed amounted to USD 4 million. The purchase price was USD 87 million and was allocated to other intangible assets (USD 69 million) and goodwill (USD 20 million, net of deferred taxes).

As a result of the contribution of the wireless operations into the new joint venture ST-NXP Wireless, GloNav was part of this transaction and as such also included in this transfer of net assets on August 2, 2008.

On August 11, 2008, NXP completed its acquisition of the Broadband Media Processing (BMP) business of Conexant Systems, Inc. which provides industry-leading solutions for satellite, cable and IPTV applications. The assets acquired amounted to USD 22 million, the liabilities assumed amounted to USD 1 million. The purchase price (net of cash acquired) was USD 111 million and was allocated to Other intangible assets (USD 58 million) and Goodwill (USD 32 million). The revenue in the year of acquisition since the date of acquisition was USD 63 million.

NXP also has an additional consideration of up to USD 35 million based on the achievement of certain revenue milestones over the period from closing through 2009.

On September 1, 2008, NXP and Thomson combined their can tuner module operations in a joint venture, named NuTune. NXP has a 55% ownership and Thomson the remaining 45%.

The net assets acquired amounted to USD 20 million and resulted in a goodwill allocation of USD 16 million. The revenue in the year of acquisition since the date of acquisition was USD 31 million.

The most significant divestment in 2008 was the major part of the Company’s Mobile & Personal business segment.

On July 28, 2008, NXP and STMicroelectronics (STM) combined their wireless operations to form a new joint-venture company - ST-NXP Wireless -, in which NXP contributed business and assets forming a substantial portion of its Mobile & Personal business segment (excluding Sound Solutions, Mobile Infrastructure and amplifiers). STM owns a majority stake (80%) and NXP has a 20% ownership while receiving USD 1.55 billion from STM. The 20% investment in the combined wireless operations is accounted for by the equity method because the Company has significant influence. As a result of retaining this 20% investment and the ongoing significant cash flows, the divestment is not reported as a discontinued operation. The net assets divested amounted to USD 1,976 million, resulting in a loss on the transaction of USD 413 million, which has been reported under Other business income. In February 2009, STM exercised its option to buy the 20% ownership for an amount of USD 92 million.

2007

On March 23, 2007, NXP completed its acquisition of the Cellular Communication business of Silicon Laboratories Inc., a leader in Radio Frequency (RF) technology for mobile phones. NXP acquired the Cellular Communication business for USD 288 million in cash. The business has been consolidated within the segment Mobile & Personal as from the acquisition date. Contingent upon the achievement of certain milestones in the next three years, an additional USD 65 million may be paid up for the acquisition. Related to this earn-out, an amount of USD 4 million has been included in the purchase price accounting. The purchase price for the acquisition was allocated to Property, plant and equipment (USD 9 million), Other intangible assets (USD 104 million), Assets and liabilities (USD 22 million) and Goodwill (USD 153 million).

On September 5, 2007, NXP completed the divestment of its Cordless and VoIP Terminal operations to DSP Group for an initial payment of USD 200 million in cash and 4,186,603 newly issued shares of DSP Group’s common stock. As a result of the transaction, NXP owned approximately 16% of DSP Group’s outstanding common stock, which was subsequently sold back to DSPG in the first quarter of 2009. The net assets divested amounted to USD 90 million. Furthermore, liabilities for future payments and various expenses were taken into consideration resulting in a gain on this transaction of USD 119 million, which has been reported under Other business income.

5                 Income from operations

For information related to sales and income from operations on a business and geographical basis, see “Information by segment and main country” that begins on page 137 of this Annual Report.

Sales composition

	2007	2008	2009

Goods	6,291	5,420	3,837
Licenses	30	23	6
	6,321	5,443	3,843

Salaries and wages

	2007	2008	2009

Salaries and wages	1,969	2,210	1,315
Pension and other postemployment costs	46	130	80
Other social security and similar charges:
- Required by law	256	224	146
- Voluntary	15	13	14
	2,286	2,577	1,555

Salaries and wages in 2009 include USD 101 million (2008: USD 449 million; 2007: USD 178 million) relating to restructuring charges. Pension and other postemployment costs include the costs of pension benefits, other postretirement benefits, and postemployment benefits, including obligatory severance.

Depreciation and amortization

Depreciation of and amortization, including impairment charges, are as follows:

	2007	2008	2009

Depreciation of property, plant and equipment	871	693	516
Write-down assets held for sale	—	—	5
Amortization of internal use software	31	40	26
Amortization of goodwill and other intangibles:
- Amortization of other intangible assets	630	537	322
- Impairment of goodwill	—	430	—
- Impairment of other intangible assets	—	284	—
- Impairment assets held for sale	—	—	69
Write-off of in-process research and development	15	26	—
	1,547	2,010	938

Depreciation of property, plant and equipment in 2009 includes an additional write-off in connection with the retirement of property, plant and equipment amounting to USD 25 million (2008: USD 4 million; 2007: USD 3 million).

Also included is the additional depreciation of property, plant and equipment resulting from the acquisition accounting amounting to USD 79 million (2008: USD 151 million; 2007: USD 137 million).

Furthermore, depreciation of property, plant and equipment in 2009 includes USD 67 million relating to write-downs and impairment charges (2008: USD 6 million; 2007: USD 20 million).

Included in the amortization of other intangible assets in 2009 is the additional amortization of other intangible assets resulting from acquisition accounting amounting to USD 322 million (2008: USD 537 million; 2007: USD 636 million).

In 2009 a write-down of USD 5 million for real estate and other property has been recognized as a result of classifying certain tangible fixed assets as held-for-sale, following the effects of the Redesign Program upon which a number of activities were closed or are in the process of being closed. Reference is also made to note 13.

Impairment charges for assets held for sale (USD 69 million) in 2009 are related to the Trident assets held for sale.

Depreciation of property, plant and equipment and amortization of software are primarily included in cost of sales. Amortization and impairment of intangible assets are reported in the G&A sector.

The Company periodically reviews the carrying value of its long-lived assets and reviews annually the carrying value of its recorded goodwill.

In 2009, no goodwill impairment was recorded.

Following the ongoing loss-making situation of the Company as a result of poor economic market circumstances, goodwill impairment tests were carried-out in the third quarter of 2008.

As a result of these tests, an impairment was identified in our business segments Home and Corporate and Other. Simultaneously we have tested for impairment other intangible assets belonging to these segments. Following these tests a goodwill impairment charge of USD 430 million was recognized in 2008. Of this impairment an amount of USD 381 million related to the Home segment and an amount of USD 49 million related to the segment Corporate and Other. The impairment test for other intangible assets resulted in an impairment loss of USD 284 million, which was fully attributable to the Home segment. Based on our assessment of the impact of the charges in the key assumptions subsequent to the third quarter, it was concluded that no additional impairment was required.

In 2007 and previous years, no goodwill impairments were recorded.

Rent

Rent expenses amounted to USD 67 million in 2009 (2008: USD 84 million; 2007: USD 94 million).

Selling expenses

Selling expenses incurred in 2009 totaled USD 277 million (2008: USD 400 million; 2007: USD 425 million). Included are shipping and handling costs of USD 1 million (2008: USD 25 million; 2007: USD 29 million).

The selling expenses mainly relate to the cost of the sales and marketing organization. This mainly consists of account management, marketing, first and second line support, and order desk.

General and administrative expenses

General and administrative expenses include the costs related to management and staff departments in the corporate center, business segments and business lines, amounting to USD 734 million in 2009 (2008: USD 1,161 million; 2007: USD 1,189 million)

Research and development expenses

Expenditures for research and development activities amounted to USD 777 million in 2009 (2008: USD 1,199 million; 2007: USD 1,328 million).

For information related to research and development expenses on a segment basis, refer to the separate section Information by segment and main country.

Write-off of acquired in-process research and development

In 2008, the write-off of acquired in-process research and development related to the acquisition of GloNav Inc. amounting to USD 12 million and Conexant Systems Inc. amounting to USD 14 million.

In 2007, the write-off of acquired in-process research and development related to the acquisition of the Cellular Communications business of Silicon Labs amounted to USD 15 million.

The full amounts have been written-off immediately because no alternative use was available and were charged to the statement of operations for 2008 and 2007 (refer to note 1 regarding acquisition accounting).

Other income and expense

Other income and expense consists of the following:

	2007	2008	2009

Results on disposal of properties	1	5	9
Results on disposal of businesses	113	(374)	(23)
Remaining income (expense)	20	5	2
	134	(364)	(12)

In 2009, the result on disposal of properties mainly related to the sale of equipment in Fishkill, USA (USD 5 million) and the sale of land in Laguna, Philippines (USD 3 million).

In 2008, the result on disposal of properties included a gain of USD 8 million from the sale of buildings in Boeblingen Germany, a loss of USD 8 million related to the Crolles factory in France and various other sales of properties.

The result on disposal of businesses in 2008 includes a loss of USD 413 million related to the divestment of the major part of the former Mobile & Personal business segment.

The net cash proceeds from this transaction were USD 1,433 million and in addition a 20% shareholding in ST-NXP Wireless J.V. was received with a fair value of USD 341 million, resulting in a total consideration of USD 1,774 million. In connection with these proceeds, net assets divested amounted USD 1,976 million and liabilities of USD 211 million were recognized , finally resulting in a loss on this transaction of USD 413 million.

At year-end 2008, the Company had recorded a non cash impairment charge of USD 249 million, as a result of the decline in fair value of the 20% shareholding in the ST-NXP Wireless J.V., which was recorded under Results relating to equity-accounted investees. Reference is also made to note 9.

Furthermore, in 2008 gains on disposals of R/F Mems activities (USD 15 million) and part of software activities (USD 14 million), and a merger gain on NuTune (USD 12 million) were included in results on disposal of businesses.

The result on disposal of businesses in 2007 includes USD 119 million related to the divestment of the Cordless and VoIP Terminal operations.

The remaining income consists of various smaller items for all periods reported.

6                 Restructuring charges

The most significant projects for restructuring in 2009

In 2009 the restructuring charges mainly related to the ongoing Redesign Program of the Company being:

•                  the closure of the “ICN 6”  part of the facility in Nijmegen;

•                  effects of the transaction with Trident;

•                  the Fit for Future Program.

The most significant projects for restructuring in 2008

In 2008, the restructuring charges mainly related to the Redesign Program of the Company, resulting in the closure or sale of:

•                  The “ICN5” part of the facility in Nijmegen, The Netherlands;

•                  The “ICH” fab of the Hamburg facility, Germany;

•                  The fab in Fishkill, in the USA;

•                  The factory in Caen, France.

Furthermore, a reduction in support functions at the Corporate Center is part of the Redesign Program as a consequence of the downsizing of the Company.

The most significant projects for restructuring in 2007

In 2007, the charges mainly related to the exit of the Crolles2 Alliance in France and subsequent sale of its equipment, relocation of activities in the Philippines and Germany, the discontinuation of power amplifier and front-end-module production in the Philippines, the reorganization to improve further efficiency in the Netherlands and some smaller projects, primarily related to lay-offs.

In 2009, a charge of USD 112 million was recorded in income from operations resulting from new restructuring projects in 2009, (2008: USD 610 million; 2007: USD 222 million), offset by releases of restructuring liabilities of USD 92 million (2008: USD 16 million; 2007: USD 4 million).

Included are asset write-downs of USD 4 million in 2009 (2008: USD 36 million; 2007: USD 20 million). There were no inventory write downs included in 2009 (2008: USD 36 million; 2007: nil).

In 2009, USD 100 million related to employee termination costs in connection with the Redesign Program (2008: USD 443 million; 2007: USD 178 million). The remainder relates to various closure costs in (2008 USD 41 million - mainly Boeblingen of USD 27 million) and various other restructuring charges of USD 7 million (2008: USD 74 million; 2007: USD 24 million).

The components of restructuring charges recorded in 2009, 2008 and 2007 are as follows:

	2007	2008	2009

Personnel lay-off costs	178	449	101
Write-down of assets	20	36	4
Other restructuring costs	24	125	7
Release of excess provisions/accruals	(4)	(16)	(92)
Net restructuring charges	218	594	20

In addition, cash expensed restructuring costs amounting to USD 83 million were directly charged to income in 2009.

On aggregate, the net restructuring charges recorded in the income statement for 2009 amounted to USD 103 million (2008: USD 594 million; 2007: USD 218 million).

The restructuring liabilities recorded in the statement of operations are included in the following line items in the statement of operations:

	2007	2008	2009

Cost of sales	173	348	(46)
Selling expenses	15	19	11
General and administrative expenses	18	124	3
Research & development expenses	12	97	52
Other income and expenses	—	6	—
Net restructuring charges	218	594	20

The following tables present the changes in the position of restructuring liabilities in 2009 by segment:

	Balance January 1, 2009	Additions	Utilized	Released	Other changes (1)(2)	Balance December 31, 2009

Automotive & Identification	2	15	(4)	—	1	14
MultiMarket Semiconductors	—	36	(5)	—	3	34
Home	14	29	(16)	(2)	2	27
Manufacturing Operations	276	7	(109)	(78)	48	144
Corporate and Other	205	25	(76)	(12)	(48)	94
Divested Wireless activities	1	—	(1)	—	—	—
	498	112	(211)	(92)	6	313

(1)  Other changes primarily related to translation differences

(2)  The provision for restructuring for the “ICH 5/8” facility in Nijmegen, amounting to USD 58 million at December 31, 2009,  has been reclassified from Corporate and Other to Manufacturing Operations

The total restructuring liability as of December 31, 2009 of USD 313 million is classified in the balance sheet under provisions for USD 300 million and under accrued liabilities for USD 13 million.

The additions to the restructuring liabilities in 2009 amounting to USD 112 million by segment were as follows:

	Personnel costs	Write-down of assets	Other costs	Total

Automotive & Identification	15	—	—	15
MultiMarket Semiconductors	36	—	—	36
Home	29	—	—	29
Manufacturing Operations	—	—	7	7
Corporate and Other	21	4	—	25
	101	4	7	112

Further to additions to the restructuring liability of USD 112 million, a cash expense of USD 83 million was also charged to income of 2009 for restructuring related charges.

The details by segment were as follows:

Automotive & Identification	4
MultiMarket Semiconductors	4
Home	2
Manufacturing Operations	28
Corporate and Other	45
83

These 2009 restructuring related charges of USD 83 million are included in the following line items in the statement of operations:

Cost of sales	41
Selling expenses	—
General and administrative expenses	33
Research & Development expenses	9
83

The following tables present the changes in the position of restructuring liabilities in 2008 by segment.

	Balance January 1, 2008	Additions	Utilized	Released	Other changes (1)	Balance December 31, 2008

Automotive & Identification	—	8	(5)		(1)	2
MultiMarket Semiconductors	1	9	(7)		(3)	—
Home	9	30	(23)	(5)	3	14
Manufacturing Operations	98	364	(192)	(4)	10	276
Corporate and Other	3	180	(9)	(7)	38	205
Divested Wireless activities	1	19	(16)		(3)	1
	112	610	(252)	(16)	44	498

(1)          Other changes primarily related to translation differences

The total restructuring liability as of December 31, 2008 of USD 498 million is classified in the balance sheet under provisions for USD 420 million and under accrued liabilities for USD 78 million.

Additions in 2008 of USD 610 million are presented by segment as follows:

	Personnel costs	Write-down of assets	Other changes	Total

Automotive & Identification	5		3	8
MultiMarket Semiconductors	5		4	9
Home	21		9	30
Manufacturing Operations	264	36	64	364
Corporate and Other	136		44	180
Divested Wireless activities	18		1	19
	449	36	125	610

The releases of surplus in 2009 and 2008 were primarily attributable to reduction in severance payments due to voluntary leavers and employees that were transferred to other positions in the Company, who were originally expected to be laid off.

7       Financial income and expenses

	2007	2008	2009

Interest income	43	27	4
Interest expense	(495)	(502)	(363)
Total interest expense, net	(452)	(475)	(359)

Net gain on extinguishment of debt	—	—	1,020
Sale of securities	—	—	(4)
Foreign exchange rate results	300	(87)	39
Miscellaneous financing costs/income, net	(29)	(52)	(14)
Total other income and expense	271	(139)	1,041
Total	(181)	(614)	682

In 2009, interest expense, net, of USD 359 million (2008: USD 475 million; 2007: USD 452 million) was mainly related to the interest expense on the EUR and USD notes.  The lower interest expense in 2009 resulted from the bond exchanges and repurchase completed in April 2009 and July/August 2009 and lower interest rates applicable to the Floating Rate Notes.

Furthermore, a gain of USD 1,020 million, net of a write-down of USD 25 million related to the capitalized initial bond issuing costs, was recorded in connection with the various bond exchange and repurchase offers in 2009. Refer to note 27.

In 2009, the sale of the DSPG shares resulted in a loss of USD 4 million.

In 2009 foreign exchange results amounted to a gain USD 39 million (2008: a loss of USD 87 million; 2007: a gain of USD 300 million) and are composed of exchange rate fluctuations:

•                  related to the USD notes, a gain of USD 38 million (2008: a loss of USD 230 million; 2007: a gain of USD 419 million);

•                  related to intercompany financing a loss of USD 5 million (2008: a loss of USD 46 million; 2007: a loss of USD 29 million);

•                  related to the Company’s foreign currency cash and cash equivalents of a loss of USD 2 million (2008: a gain of USD 163 million; 2007: a loss of USD 64 million);

•                  related to foreign currency contracts a gain of USD 2 million (2008: a gain of USD 25 million; 2007: a loss of USD 20 million);

•                  related to remaining items, a gain of USD 6 million in 2009 (2008: a gain of USD 1 million; 2007: a loss of USD 6 million).

Included in miscellaneous financing costs in 2009 is the amortization of capitalized fees (relating to the issuance of the EUR/USD notes) amounting to USD 14 million (2008: USD 14 million; 2007: USD 8 million). Furthermore, in 2008 miscellaneous financing costs included an impairment charge of USD 25 million (2007: USD 21 million) related to the DSPG shares, that were received in connection with the divestment of the Cordless and VoIP Terminals operations in 2007. Moreover, an impairment loss of USD 13 million was recorded in 2008 on the fair value of a put option that was received in connection with a partial sale of software activities.

8       Income taxes

In 2009, NXP generated a loss before taxes of USD 218 million of which a profit of USD 81 million related to the Netherlands and a loss of  USD 299 million related to foreign entities.

	2007	2008	2009

The components of income tax benefit (expense) are as follows:
Netherlands:
Current taxes	—	—	(18)
Deferred taxes	273	43	(58)
	273	43	(76)
Foreign:
Current taxes	(9)	(124)	(24)
Deferred taxes	132	35	83
	123	(89)	59
Income tax benefit (expense)	396	(46)	(17)

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before taxes and the effective income tax rate is as follows:

	2007	2008	2009

Statutory income tax in the Netherlands	25.5	25.5	25.5
Rate differential local statutory rates versus statutory rates of the Netherlands	2.8	(3.3)	(1.1)
Changes in the valuation allowance:
– utilization of previously reserved loss carryforwards	0.5	—
– new loss carryforwards not expected to be realized	—	(15.0)	(19.5)
– release and other changes	(0.9)	—	—
Prior year adjustments	4.9	(0.8)	6.9	(1)
Non-taxable income	5.9	(6.1)	0.5
Non-tax-deductible expenses	(4.4)	(0.2)	(13.7	)(2)
Other taxes and tax rate changes	1.5	—	(1.8)
Withholding taxes			(7.9)
Tax incentives and other	5.5	(1.5)	3.3
Effective tax rate	41.3%	(1.4)%	(7.8)%

(1)          the prior year adjustment recognized in 2009 is determined after offsetting a corresponding valuation allowance amounting to USD 76 million. These prior year adjustments result from tax filings and assessments in various jurisdictions.

(2)          we have included the FIN 48 addition in non-tax deductible expenses.

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	2008		2009
	Assets	Liabilities	Assets	Liabilities

Intangible assets	75	(451)	57	(399)
Property, plant and equipment	26	(39)	38	(18)
Inventories	5	(3)	9	—
Receivables	5	(3)	3	(7)
Other assets	5	(6)	4	(6)
Provisions:
Pensions	33	(3)	47	(3)

Restructuring	101	—	90	—
Other	5	(6)	—	(16)
Long-term debt	28	(157)	24	(149)
Undistributed earnings of foreign subsidiaries	—	—	—	(23)
Other liabilities	17	—	14	(1)
Tax loss carryforwards (including tax credit carryforwards)	747	—	873	—
Total gross deferred tax assets (liabilities)	1,047	(668)	1,159	(622)
Net deferred tax position	379		537
Valuation allowances	(508)		(628)
Net deferred tax assets (liabilities)	(129)		(91)

The Company has significant net deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income in future periods. Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction.

The following possible sources of taxable income have been considered when assessing the realization of our deferred tax assets:

• Future reversals of existing taxable temporary differences;

• Future taxable income exclusive of reversing temporary differences and carryforwards;

• Taxable income in prior carryback years; and

• Tax-planning strategies.

The increase in the total valuation allowance during 2007, 2008 and 2009 was USD 12 million, USD 496 million and USD 120 million respectively. These were mainly related to establishing valuation allowances against our net deferred tax assets in the Netherlands, Germany,  France, Malaysia and USA.

At the moment that the Group’s operating performance improves on a sustained basis, our conclusion regarding the need for such valuation allowance could change.

After the recognition of the valuation allowance against deferred tax assets, a net deferred tax liability remains of USD 91 million at December 31, 2009 (2008: USD 129 million). This is caused by the fact that certain taxable temporary differences reverse outside the tax loss carry forward periods.

At December 31, 2009, tax loss carryforwards of USD 2,816 million will expire as follows:

Total	2010	2011	2012	2013	2014	2015-2019	later	unlimited
2,816	—	—	—	11	27	1,872	102	804

The Company also has tax credit carryforwards of USD 69 million, which are available to offset future tax, if any, and which will expire as follows:

Total	2010	2011	2012	2013	2014	2015-2019	later	unlimited
69						16		53

The classification of the deferred tax assets and liabilities in the Company’s consolidated balance sheets is as follows:

	2008	2009

Deferred tax assets grouped under other current assets	39	22
Deferred tax assets grouped under other non-current assets	334	509
Deferred tax liabilities grouped under short-term provisions	(13)	(1)
Deferred tax liabilities grouped under long-term provisions	(489)	(621)
	(129)	(91)

The net income tax receivable (excluding the liability for unrecognized tax benefits) as of December 31, 2009 amounted to USD 14 million and includes amounts directly payable to or receivable from tax authorities.

As of December 31, 2008 the Group had unrecognized deferred income tax liability related to the undistributed earnings of foreign subsidiaries which were considered to be indefinitely reinvested. However as from 2009 the Group intends to repatriate these undistributed earnings of subsidiaries. Therefore these undistributed earnings are no longer indefinitely reinvested in the overseas jurisdictions. Consequently the Group has recognized a deferred income tax liability of USD 23 million for the additional taxes payable upon the future remittances of these earnings of foreign subsidiaries as of December 31, 2009.

Included in the balance of total unrecognized tax benefits at December 31, 2009, 2008 and 2007 are potential tax benefits of USD 55 million, USD 55 million and USD 38 million respectively, that if recognized, would affect the effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2007	2008	2009
Balance as of January 1,	19	38	55

Increases from tax positions taken during prior periods		14	5
Decreases from tax positions taken during prior periods		—	(1)
Increases from tax positions taken during current period	19	3	11
Decreases from tax positions taken during current period		—	—
Increases relating to settlements with the tax authorities		—	—
Decreases relating to settlements with the tax authorities		—	(11)
Reductions as a result of lapse of statute of limitations		—	—

Balance as of December 31,	38	55	59

Tax years that remain subject to examination by major tax jurisdictions (mainly related to the Netherlands, Germany, USA, China, Taiwan, Thailand and the Philippines) are 2006, 2007, 2008 and 2009.

The Company classifies interest related to unrecognized tax benefits as financial expense and penalties as income tax expense. The total related interest recorded during the year 2009 amounted to USD 4 million (2008: USD 7 million; 2007: USD 3 million).

It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations; however, an estimate of the range of reasonably possible change amount cannot be made.

9                 Investments equity-accounted investees

Results relating to equity-accounted investees

	2007	2008	2009

Company’s participation in income (loss)	(11)	(4)	—
Results on sale of shares	—	—	74

Investment impairment charges	(29)	(268)	—
Incidental results	—	4	—
	(40)	(268)	74

Company’s participation in income (loss)

	2007	2008	2009

ST-NXP wireless	—	—	—
ASMC	(3)	2	1
Moversa	(5)	(3)	(2)
Others	(3)	(3)	1
	(11)	(4)	—

The Company’s share in income of equity accounted investees related to the various equity-accounted investees.

Results on sale of shares

In 2009, the Company sold its 20% Shareholding in the ST-NXP Wireless joint venture at its carrying value, resulting in a release of translation differences, previously accounted for under shareholders equity, amounting to USD 72 million. Furthermore, Geotate shares were sold, resulting in a gain of USD 2 million.

Investment impairment charges

In 2008, the Company’s investment in the ST-NXP Wireless joint-venture was tested for impairment. Effective February 2, 2009, STMicroelectronics exercised its option to buy NXP’s 20% ownership in the ST-NXP Wireless joint-venture for an agreed purchase price of USD 92 million.  As a result, a non-cash impairment loss of USD 249 million had to be recorded.  In determining the impairment loss, the fair value of our investment was based on level 3 measures. The level 3 measure has been derived from the execution of STMicroelectronics’ call option on our investment.

Due to an other-than-temporary decline of the fair value of the shareholding in ASMC, the Company recorded impairment losses in 2008 and 2007 of USD 19 million and USD 29 million, respectively.

Investments in and loans to equity-accounted investees

The changes in 2009 are as follows:

	Loans	Investments	Total
Balance as of January 1	18	140	158
Changes:
Sales/repayments/deductions	(18)	(97)	(115)
Share in income (loss)	—	—	—
Translation and exchange rate differences	—	—	—
Balance as of December 31	—	43	43

Sales/repayments/deductions relate to sale of the 20% shareholding in the ST-NXP Wireless joint-venture (USD 92 million), a non-cash deduction due to the release of a contractual obligation for a capital contribution to Moversa (USD 5 million) and the repayment of a loan to T3G (USD 18 million).

The total carrying value of investments in equity-accounted investees is summarized as follows:

	As of December 31, 2008		As of December 31, 2009
	Shareholding %	Amount	Shareholding %	Amount

ST-NXP wireless	20	92	—	—
ASMC	27	5	27	7
Moversa	50	7	50	—
ASEN	40	36	40	36
Others		18		—
		158		43

Investments in equity-accounted investees are included in the segments Automotive & Identification and Corporate and Other.

10           Non-controlling interests

The share of non-controlling interests in the results of the Company amounted to a profit of USD 14 million in 2009 (2008: profit of USD 26 million; 2007: profit of USD 47 million).

As of December 31, 2009, non-controlling interests totaled USD 198 million (2008: USD 213 million).

Non-controlling interests predominantly relates to the shareholding in SSMC and NuTune.

11           Securities

The changes during 2009 are as follows:

Balance as of January 1	33
Sales	(24)
Fair value adjustments	(6)
Translation differences	(3)
Balance as of December 31	—

DSPG shares acquired as part of the divestment of the Company’s Cordless and VoIP Terminals in 2007, were sold in the beginning of 2009 for an amount of USD 20 million, resulting in a transaction loss of USD 4 million. Refer to note 4.

12           Receivables

Accounts receivable are summarized as follows:

	2008	2009

Accounts receivable from third parties	460	459
Accounts receivable from equity-accounted investees	1	—
Less: allowance for doubtful accounts	(2)	(4)
	459	455

Income taxes receivable (current portion totaling USD 80 million (2008: USD 42 million) are included under other receivables.

The changes in allowances for doubtful accounts are as follows:

	2007	2008	2009

Balance as of January 1,	4	3	2
Additions charged to income	—	—	6
Deductions from allowance (1)	(1)	(1)	(2)
Other movements (2)	—	—	(2)
Balance end of period	3	2	4

(1)          Write-offs for which an allowance was previously provided

(2)          Included the effect of translation differences and consolidation changes

13         Assets and liabilities held for sale

The following table presents the major classes of assets and liabilities as part of the Home business segment (digital television and set-top-boxes) that will be sold to Trident Microsystems Inc. effective the closing date of the transaction, February 8, 2010 onwards. In the consolidated balance sheet as at December 31, 2009 these assets and liabilities have been reclassified and presented separately as assets held for sale and liabilities held for sale (refer to note 4).

2009

Accounts receivable	—
Inventories	42
Property, plant and equipment	11
Intangible assets including goodwill	149
Other assets	—
Impairment to fair value less cost to sell	(69)
Assets held for sale	133
Accounts payable	—
Provisions	—
Other liabilities	(2)
Liabilities held for sale	(2)

The assets held for sale are reported net of impairment charges of USD 69 million (refer to note 5). The fair value, less cost to sell these assets, was a level 2 measurement based on the quoted market prices of the Trident cost as adjusted for cost to sell the assets.

In addition to these assets held for sale, other assets were classified as held for sale for an amount of USD 11 million (net of a write-down of USD 5 million included in cost of sales), resulting in total assets held for sale of USD 144 million. This relates to real estate and other property that is held for sale following exits or planned exits as a result of the Redesign Program. Refer to note 5. The fair value of these assets classified as held for sale has been based on quoted broker values and is therefore a level 2 measurement.

14           Inventories

Inventories are summarized as follows:

	2008	2009

Raw materials and supplies	377	310
Work in process	107	142
Finished goods	146	90
	630	542

A portion of the finished goods stored at customer locations under consignment amounted to USD 23 million as of December 31, 2009 (2008: USD 26 million).

The amounts recorded above are net of an allowance for obsolescence.

The changes in the allowance for obsolescence are as follows:

	2007	2008	2009

Balance as of January 1	77	86	83
Additions charged to income	23	76	67
Deductions from allowance	(49)	(48)	(33)
Other movements (1)	35	(31)	(9)
Balance as of December 31	86	83	108

(1)    Included the effect of translation differences and consolidation changes

15           Other current assets

Other current assets as of December 31, 2009, consist of a current deferred tax asset of USD 22 million (2008: USD 39 million), derivative instrument assets of USD 2 million (2008: USD 37 million), the current portion of capitalized unamortized fees related to the issuance of notes of USD 9 million (2008: USD 11 million), prepayments related to Electronics Design Applications (EDA) contracts of USD 34 million and prepaid expenses of USD 160 million (2008: USD 125 million).

16           Other non-current financial assets

The changes during 2009 are as follows:

	Available for sale securities	Other	Total

Balance as of January 1	—	18	18
Changes:
Acquisitions/additions	—	18	18
Sales/repayments	—	(1)	(1)
Translation and exchange differences	—	—	—
Balance as of December 31	—	35	35

Acquisitions/additions include shares and options obtained in connection with the completion of the strategic alliance with Virage Logic Corporation (USD 15 million).

17           Other non-current assets

Other non-current assets as of December 31, 2009 include prepaid pension costs of USD 28 million (2008: USD 25 million), the non-current portion of deferred tax assets of USD 509 million (2008: USD 334 million) and the non-current portion of capitalized unamortized fees related to the issuance of EUR/USD notes of USD 57 million (2008: USD 78 million).

The term of amortization of capitalized fees related to the issuance cost of notes is on average 5 years.

18           Property, plant and equipment

Property, plant and equipment consisted of:

	Total	Land and buildings	Machinery and installations	Other equipment	Prepayments and construction in progress	No longer productively employed

Balance as of January 1, 2009:
Cost	3,594	873	2,377	282	54	8
Accumulated depreciation	(1,787)	(123)	(1,499)	(157)	—	(8)
Book value	1,807	750	878	125	54	—

Changes in book value:
Capital expenditures	96	—	—	—	96	—
Transfer assets put into use	—	6	126	7	(139)	—
Retirements and sales	(38)	(15)	(21)	(2)	—	—
Depreciation	(424)	(61)	(328)	(35)	—	—
Write-downs and impairments	(67)	(56)	(6)	(5)	—	—
Transfer to assets held for sale	(27)	(16)	(7)	(4)	—	—
Consolidation changes	(7)	—	(7)	—	—	—
Translation differences	21	11	9	1	—	—
Total changes	(446)	(131)	(234)	(38)	(43)	—

Balance as of December 31, 2009:
Cost	2,468	708	1,528	216	11	5
Accumulated depreciation	(1,107)	(89)	(884)	(129)	—	(5)
Book value	1,361	619	644	87	11	—

Land with a book value of USD 120 million (2008: USD 122 million) is not depreciated.

The expected service lives as of December 31, 2009 were as follows:

Buildings	from 9 to 50 years
Machinery and installations	from 2 to 7 years
Other equipment	from 3 to 6 years

There was no significant capitalized interest related to the construction in progress in the years reported.

19           Intangible assets excluding goodwill

The changes in 2009 were as follows:

	Total	Other intangible assets	Software

Balance as of January 1, 2009:
Cost	3,674	3,547	127
Accumulated amortization	(1,290)	(1,221)	(69)
Book value	2,384	2,326	58

Changes in book value:
Acquisitions/additions	8	—	8
Divestments			—
Amortization	(348)	(322)	(26)
Transfer to assets held for sale	(79)	(79)	—

Consolidation changes	(1)	(1)	—
Translation differences and other	42	41	1
Total changes	(378)	(361)	(17)

Balance as of December 31, 2009:
Cost	3,387	3,258	129
Accumulated amortization	(1,381)	(1,293)	(88)
Book value	2,006	1,965	41

Other intangible assets in 2009 consist of:

	January 1, 2009		December 31, 2009
	Gross	Accumulated amortization	Gross	Accumulated amortization

Marketing-related	110	(65)	84	(58)
Customer-related	576	(168)	500	(138)
Technology-based	2,861	(988)	2,674	(1,097)
	3,547	(1,221)	3,258	(1,293)

The estimated amortization expense for these other intangible assets for each of the five succeeding years is:

2010	305
2011	301
2012	292
2013	266
2014	179

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of other intangibles is 4 years as of December 31, 2009.

The estimated amortization expense for software as of December 31, 2009 for each of the five succeeding years is:

2010	20
2011	15
2012	6
2013	—
2014	—

The expected weighted average remaining lifetime of software is 2 years as of December 31, 2008.

20           Goodwill

The changes in goodwill in 2008 and 2009 were as follows:

	2008	2009

Balances as of January 1,	3,716	2,661

Changes in book value:
Adjustments	—	(31)
Additions	29	—
Acquisitions	68	—
Divestments	(660)	(4)
Impairment charges	(430)	—
Transfer to assets held for sale	—	(72)
Translation differences	(62)	67
Total changes	(1,055)	(40)

Balances as of December 31,	2,661	2,621

As a result of various additional settlements related to acquisitions from previous years, goodwill originally assigned from these acquisitions was adjusted in 2009 and is reflected under ‘adjustments’.

Acquisition in 2008 related to the following acquisitions:

•                  Broadband Media Processing business of Conexant Systems, Inc. for an amount of USD 32 million.

•                  GloNav Inc. for an amount of USD 20 million.

•                  NuTune for an amount of USD 16 million.

As a result of the sale of the major part the Mobile & Personal business in 2008, the related goodwill was removed under divestments.

As a result of the yearly impairment test, the Company recorded an impairment charge in 2008 of USD 430 million.

Additions in 2008 consist of a tax benefit of USD 29 million resulting from the difference in tax base of goodwill in fiscal value against economic value.

Refer to note 4 for acquisitions and divestments. Refer to Information by segment and main country on page 140 for a specification of goodwill by segment.

21           Accrued liabilities

Accrued liabilities are summarized as follows:

	2008	2009

Personnel-related costs:
- Salaries and wages	128	175
- Accrued vacation entitlements	60	47
- Other personnel-related costs	42	20
Utilities, rent and other	21	24
Income tax payable	80	66
Communication & IT costs	51	78
Distribution costs	10	10
Sales-related costs	28	33
Purchase-related costs	53	36
Interest accruals	105	68
Derivative instruments — liabilities (refer to note 35)	55	9
Liabilities for restructuring costs (refer to note 6)	78	13
Liabilities from contractual obligations	24	18
Accrual for deferred income from divestments	139	92
Other accrued liabilities	109	67
	983	756

The accrual for deferred income from divestments in connection with the sale of the major part of the former Mobile & Personal business in 2008 amounted to USD 65 million (2008: USD 101 million).

Refer to note 8 for a specification of income tax payable.

22           Provisions

Provisions are summarized as follows:

	2008		2009
	Long - term	Short - term	Long - term	Short - term

Pensions for defined-benefit plans (refer to note 23)	131	5	140	7
Other postretirement benefits (refer to note 24)	15	—	9	—
Postemployment benefits and obligatory severance payments (refer to note 6)	322	98	43	257
Deferred tax liabilities (refer to note 8)	489	13	621	1
Liability for unrecognized tax benefits (refer to note 8)	55	—	59	—
Product warranty	8	1	9	—
Loss contingencies	1	—	—	—
Other provisions	51	12	44	4
Total	1,072	129	925	269

The changes in total provisions excluding deferred tax liabilities and liabilities for uncertain tax positions liabilities are as follows:

	2007	2008	2009

Beginning balance	224	233	644
Changes:
Additions	35	445	109
Utilizations	(41)	(35)	(167)
Releases	—	(19)	(76)
Translation differences	15	21	3
Changes in consolidation	—	(1)	—
Ending balance	233	644	513

Postemployment benefits and obligatory severance payments

The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.

The provision for severance payments covers the Company’s commitment to pay employees a lump sum upon the employee’s dismissal or resignation. In the event that a former employee has passed away, in certain circumstances the Company pays a lump sum to the deceased employee’s relatives.

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	2007	2008	2009

Beginning balance	8	6	9
Changes:
Additions	—	5	—
Utilizations	(3)	—	—
Releases	—	(1)	—
Translation differences	1	(1)	—
Changes in consolidation	—	—	—
Ending balance	6	9	9

Loss contingencies (environmental remediation and product liability)

This provision includes expected losses recorded with respect to environmental remediation and product liability obligations which are deemed probable and reasonably estimatable. The changes in this provision are as follows:

	2007	2008	2009

Beginning balance	4	1	1
Changes:
Additions	—	—	—
Utilizations	—	—	(1)
Releases	(3)	—	—
Translation differences	—	—	—
Ending balance	1	1	—

The Company has not incurred material environmental remediation obligations.

Other provisions

Other provisions include provisions for employee jubilee funds totaling USD 28 million as of December 31, 2009 (2008: USD 33 million).

23           Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The benefits provided by defined-benefit plans are based on employees’ years of service and compensation levels. Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants.

These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs. The Company funds certain defined-benefit pension plans as claims are incurred.

The amount included in the statement of operations for the year 2009 was USD 79 million (2008: USD 127 million; 2007: USD 46 million) of which USD 58 million (2008: USD 111 million) represents defined-contribution plans and similar plans.

The total cost of defined-benefit plans amounted to USD 21 million in 2009 (2008: USD 16 million; 2007: income USD 3 million) consisting of USD 25 million ongoing cost (2008: USD 24 million) and a profit of USD 4 million, following from special events resulting from redesign, curtailments and settlements.

The Company currently expects contributions to pension plans which are estimated to amount to USD 98 million in 2010, consisting of USD 4 million employer contributions to defined-benefit pension plans, USD 86 million employer contributions to defined-contribution pension plans and multi-employer plans, and USD 8 million expected cash outflows in relation to unfunded pension plans.

The expected cash outflows in 2010 and subsequent years are uncertain and may change substantially as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2009 and 2008, with respect to the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2008	2009

Projected benefit obligation
Projected benefit obligation at beginning of year	407	327
Additions	6	—
Service cost	20	15
Interest cost	19	15
Actuarial (gains) and losses	4	(8)
Curtailments and settlements	(94)	(5)
Plan amendments	—	—
Employee contributions	1	—
Benefits paid	(27)	(22)
Exchange rate differences	(9)	9

Projected benefit obligation at end of year	327	331

Plan assets
Fair value of plan assets at beginning of year	226	137
Additions	3	—
Actual return on plan assets	(2)	11
Employer contributions	39	23
Employee contributions	1	—
Curtailments and settlements	(102)	(1)
Benefits paid	(27)	(22)
Exchange rate differences	(1)	4

Fair value of plan assets at end of year	137	152

Funded status	(190)	(179)
Unrecognized net transition obligation	—	—
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—

Net balance	(190)	(179)

Classification of the net balance is as follows
- Prepaid pension cost under other non-current assets	25	28
- Accrued pension cost under other non-current liabilities	(79)	(60)
- Provisions for pensions under provisions	(136)	(147)
Total	(190)	(179)

Amounts recognized in accumulated other comprehensive income (before tax)
AOCI at beginning of year	(73)	(32)
- Net actuarial loss (gain)	37	(11)
- Prior service cost (credit)	3	—
- Exchange rate differences	1	(1)
AOCI at end of year	(32)	(44)

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2008	2009

Discount rate	4.6%	4.8%
Rate of compensation increase	3.1%	3.0%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2007	2008	2009

Discount rate	4.4%	5.0%	4.6%
Expected returns on plan assets	5.3%	4.7%	4.3%
Rate of compensation increase	3.1%	3.8%	3.1%

For the Company’s major plans, the discount rate used is based on high quality corporate bonds (iBoxx Corporate Euro AA 10+).

Plans in countries without a deep corporate bond market use a discount rate based on the local sovereign rate and the plans maturity (Bloomberg Government Bond Yields).

Expected returns per asset class are based on the assumption that asset valuations tend to return to their respective long-term equilibria. The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the fund’s strategic asset allocation.

The components of net periodic pension costs were as follows:

	2007	2008	2009

Service cost	73	20	15
Interest cost on the projected benefit obligation	49	19	15
Expected return on plan assets	(43)	(9)	(6)
Net amortization of unrecognized net assets/liabilities	—	—	—
Net actuarial loss recognized	—	(6)	(2)
Curtailments & settlements	(82)	(11)	(4)
Other	—	3	3
Net periodic cost	(3)	16	21

The Company expects to make cash contributions other than benefit payments in relation to defined-benefit plans amounting to USD 4 million in 2010.

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2009, with all other variables held constant, the net periodic pension cost would increase by USD 2 million. If the discount rate decreases by 1% from the level of December 31, 2009, with all other variables held constant, the net periodic pension cost would decrease by USD 2 million.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2010) are USD 1 million and nil, respectively.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2010	13
2011	13
2012	18
2013	15
2014	14

Years 2015-2019	82

	2008	2009

Accumulated benefit obligation for all Company-dedicated benefit pension plans	275	288

Plan assets

The actual and targeted pension plan asset allocation at December 31, 2008 and 2009 is as follows:

	2008	2009

Asset category:
Equity securities	9%	13%
Debt securities	60%	60%
Insurance contracts	12%	13%
Other	19%	14%
	100%	100%

The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. From total assets of USD 152 million, the German and Swiss pension fund represent USD 124 million. From this USD 124 million 19% is categorized as a Level 1 measurement, 80% as a Level 2 measurement and 1% as a Level 3 measurement. From the remaining assets of USD 28 million an amount of USD 20 million relates to assets held by insurance companies.

Introduction SFAS No. 158

In September 2006, SFAS No. 158 was issued, which is now codified in FASB ASC Topic 715. NXP has adopted FAS 158 as of the end of 2007. This statement requires an employer to recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation in the balance sheet. The offset of recognized funded status is recorded in accumulated other comprehensive income (within shareholder’s equity).

The incremental effect of applying FASB Statement No. 158 on Accumulated other comprehensive income as of December 31, 2007, amounted to a decrease of USD 51 million.

24           Postretirement benefits other than pensions

In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree healthcare benefits in the USA. The Company funds these other postretirement benefit plans as claims are incurred.

The amounts included in the consolidated statements of operations for 2009 are an expense of USD 1 million (2008: USD 3 million; 2007: USD 1 million).

The table below provides a summary of changes in the post-retirement plan benefit obligations for 2009 and 2008, with respect to the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2008	2009

Accumulated postretirement benefit obligation
Projected benefit obligation at beginning of year	14	15
Additions	1	—
Service cost	1	—
Interest cost	1	1
Actuarial (gains) and losses	(1)	—
Plan amendments	—	—
Curtailments and settlements	(1)	(7)
Benefits paid	—	—
Exchange rate differences	—	—

Accumulated postretirement benefit obligation at end of year	15	9

Plan assets
Fair value of plan assets at beginning of year	—	—
Additions	—	—
Actual return on plan assets	—	—
Employer contributions	—	—
Benefits paid	—	—
Exchange rate differences	—	—

Fair value of plan assets at end of year	—	—

Funded status	(15)	(9)
Unrecognized net transition obligation	—	—
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—

Net balance	(15)	(9)

Classification of the net balances is as follows:
- Non-current provisions	(15)	(9)
- Current provisions	—	—
Total	(15)	(9)

Amounts recognized in accumulated other comprehensive income (before tax):
AOCI at beginning of year	13	10
- Net actuarial loss (gain)	(1)	—
- Prior service cost (credit)	(2)	(7)
AOCI at end of year	10	3

The weighted average assumptions used to calculate the projected post-retirement plan benefit obligations were as follows:

	2008	2009

Discount rate	6.2%	5.5%

The weighted average assumptions used to calculate the net periodic post-retirement plan costs were as follows:

	2007	2008	2009

Discount rate	6.1%	6.2%	6.2%

The components of net periodic post-retirement plan costs were as follows:

	2007	2008	2009

Service cost	—	1	—
Interest cost on the accumulated postretirement benefit obligation	—	1	1
Expected return on plan assets	—	—	—
Net amortization of unrecognized net assets/liabilities	—	—	—
Net actuarial loss recognized	—	—	—
Amortization of unrecognized prior service cost	—	1	1
Curtailment & settlement	—	—	(1)
Other	1	—	—
Net periodic cost	1	3	1

Assumed healthcare cost trend rates were as follows:

	2008	2009

Healthcare cost trend rate assumed for next year	10%	9%
Rate that the cost trend rate will gradually reach	5%	5%
Year of reaching the rate at which it is assumed to remain	2012	2018

Assumed health cost trend rates can have an effect on the amounts reported for the healthcare plans. A one-percentage-point increase or decrease in assumed healthcare cost trend rates would have practically no effect on any component of this year’s cost

The estimated net actuarial loss (gain) and prior service cost for the post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2010) are nil and USD 1 million, respectively.

Estimated future pension benefit payments

The following benefit payments are expected to be made:

2010	—
2011	—
2012	—
2013	1
2014	1
Years 2015-2019	4

25           Other current liabilities

Other current liabilities are summarized as follows:

	2008	2009

Other taxes including social security premiums	50	26
Amounts payable under pension plans	54	33
Other short-term liabilities	16	29
Total	120	88

26           Short-term debt

	2008	2009

Short-term bank borrowings	402	610
Other short-term loans	1	—
Current portion of long-term debt	—	—
Total	403	610

As at the end of December 2009 and 2008 short-term bank borrowings mainly consisted of the revolving credit facility. Refer to note 27.

During 2009 the weighted average interest rate was 3.5% (2008: 5.0%).

27           Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2009	Due in 2010	Due after 2010	Due after 2014	Average remaining term (in years)	Amount outstanding December 31, 2008

Euro notes	3.5%-10%	5.0%	1,666	—	1,666	427	4.3	2,144
USD notes	3.0%-10%	6.5%	3,000	—	3,000	788	4.6	3,811
Liabilities arising from capital lease transactions	1.0%-14.8%	6.7%	4	—	4	1	3.8	5
Other long-term debt	0.9%-1.5%	1.2%	3	—	3	2	4.4	4
		6.0%	4,673	—	4,673	1,218	4.5	5,964
Corresponding data previous year		8.3%	5,964	—	5,964	3,018	5.6

The following amounts of long-term debt at book value as of December 31, 2009 are due in the next 5 years:

2010	—
2011	1
2012	1
2013	2,607	*
2014	846
Due after 5 years	1,218
	4,673

Corresponding amount previous year	5,964

*            the expected cash outflow in 2013 is USD 2,677 million

Related to the Acquisition, NXP issued on October 12, 2006 several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. Several series are denominated in US dollar and several series are euro denominated. The euro and US dollar notes represent 36% and 64% respectively of the total principal amount of the notes outstanding. The series with tenors of 7 and 8 years are secured as described hereafter the two series with a tenor of 9 years are unsecured. On June 19, 2007, the Company concluded an exchange offer for these notes in which investors could exchange their existing notes for identical notes registered under the U.S. Securities.

Debt exchange and repurchase

Since the beginning of 2009, the total long-term debt has been reduced from USD 5,964 million to USD 4,673 million at the end of the year.

The long-term debt level was reduced in 2009 mainly by USD 1,331 million related to the several private and open market transactions detailed below. These transactions were executed during the second and third quarter of the year.

In the second quarter of 2009 we reduced our overall debt level by USD 517 million through a private offer to exchange existing unsecured and secured notes for new U.S. dollar and Euro-denominated super priority notes.  This transaction resulted in a reduction of USD 595 million of our outstanding long-term existing debt offset by the issuance of new super priority notes of USD 78 million at par value and a write off of debt issuance cost of USD 10 million. New debt issuance costs of USD 12 million were capitalized in conjunction with the issuance of the new super priority notes.

We recognized a net gain on this transaction of USD 507 million. The super priority notes issued are recorded in the balance sheet at a USD 50 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The super priority notes are initially measured at fair value based upon the public trading prices of the existing notes exchanged immediately prior to the launch of the debt exchange (level 2 measurement).

In the third quarter of 2009, our overall debt level further reduced by USD 814 million. This is the result of our offer to purchase unsecured and secured notes for cash, a privately negotiated transaction to purchase secured notes for cash, and a privately negotiated transaction in which a purchase of secured notes for cash is combined with a purchase of unsecured notes against issuance of new super priority notes. This transaction included a reduction of USD 916 million of our outstanding long-term existing debt offset by the issuance of new super priority notes of USD 102 million at par value, a cash expense of USD 286 million and a write off of debt issuance cost of USD 15 million. New debt issuance costs of USD 3 million were capitalized in conjunction with the issuance of the new super priority notes. On these transactions we recognized a net gain of USD 513 million. The super priority notes issued are recorded in the balance sheet at a USD 29 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The super priority notes are initially measured at fair value based upon the public trading prices of the existing notes exchanged immediately prior to the launch of the debt exchange (level 2 measurement).

The Company may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Other effects on the total long-term debt position relate to the translation of EUR notes outstanding.

Euro notes

The Euro notes outstanding per the end of December 2009 consist of the following three series:

•                  a EUR 843 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month EURIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 the interest rate was 6.214%; and

•                  a EUR 297 million aggregate principal amount of 8.625% senior notes due 2015; and

•                  a EUR 29 million aggregate principal amount of 10% super priority notes due 2013.

USD notes

The USD notes consist of the following four series:

•                  a USD 1,201 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month LIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 the interest rate was 8.118%; and

•                  a USD 845 million aggregate principal amount of 7.875% senior secured notes due 2014; and

•                  a USD 788 million aggregate principal amount of 9.5% senior notes due 2015; and

•                  a USD 221 million aggregate principal amount of 10% super priority notes due 2013.

Certain terms and Covenants of the Euro and USD notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt as of December 31, 2009 in the amount of USD 3,626 million (2008: USD 4,373 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly-owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the USD 720 million (denominated EUR 500 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)          all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)         all present and future intercompany debt of the Company and each Guarantor;

(c)          all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)         all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•                  if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•                  if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•                  if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•                  if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•                  if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

Credit facilities

At December 31, 2009, the Company had a senior secured revolving credit facility of USD 720 million (denominated: EUR 500 million) (2008: USD 703 million) entered into as from September 29, 2006, in order to finance the working capital requirements and general corporate purposes of which USD 120 million (2008: USD 298 million) was unused. This committed revolving credit facility has a tenor of 5 years and expires in 2012.

Although the revolving credit facility expires in 2012, the Company has the flexibility of drawing and repaying under this facility and therefore the amount drawn is classified under short-term debt.

All of the Guarantors of the secured notes described above are also guarantor of our obligations under this committed revolving credit facility and similar security (on a first priority basis) as granted under the secured notes has been granted for the benefit of the lenders under this facility.

28           Other non-current liabilities

Other non-current liabilities are summarized as follows:

	2008	2009

Accrued pension costs	79	60
Asset retirement obligations	12	12
Liabilities related to EDA contracts	—	34
Other	16	53
	107	159

29           Contractual obligations

For an explanation of long-term debt and other long-term liabilities, see note 27 and 28.

Property, plant and equipment includes USD 4 million as of December 31, 2009 (2008: USD 5 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt.

Operating leases

Long-term operating lease commitments totaled USD 195 million as of December 31, 2009 (2008: USD 240 million). The long-term operating leases are mainly related to the rental of buildings. These leases expire at various dates during the next 30 years.

Operating lease payments for 2009 totaled USD 37 million (2008: USD 37 million; 2007: USD 25 million.

The future payments that fall due in connection with these obligations are as follows:

2010	33
2011	29
2012	28
2013	26
2014	25
Later	54
Total	195

30           Contingent liabilities

Guarantees

At the end of 2009 there were no material guarantees recognized by the Company.

Capital contributions

NXP has a contractual agreement to contribute USD 18 million in its ASEN venture if our venture partner also contributes its contractually agreed amounts; the contribution, which we expect may occur in 2010.

Other commitments

The Company has made certain commitments to SSMC, whereby the Company is obligated to make cash payments to SSMC should it fail to purchase an agreed-upon percentage of the total available capacity at SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity. In the periods presented in these financial statements no such payments were made. Furthermore, other commitments exist with respect to long-term obligations for a joint development contract with Catena Holding BV of USD 9 million.

Environmental remediation

The Company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable.

At the end of 2009 the Company has not incurred material environmental remediation obligations.

Litigation

The Company and certain of its businesses are involved as plaintiffs or defendants in litigation relating to such matters as commercial transactions, intellectual property rights and product liability. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on the Company’s combined or consolidated financial position, but may be material to the consolidated statement of operations of the Company for a particular period.

On January 7, 2009, the European Commission issued a release in which it confirms it will start investigations in the smart card chip sector. The European Commission has reason to believe that the companies concerned may have violated European Union competition rules prohibiting certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As one of the companies active in the smart card chip sector, NXP is subject to a number of these ongoing investigations and is assisting the regulatory authorities in these investigations. The investigations are in their initial stages and it is currently impossible to reliably estimate the outcome of the investigations.

31           Shareholder’s equity

The Company has issued and paid up 40 ordinary shares at a par value of EUR 455 each or a nominal share capital of EUR 18,200 (in the balance sheet rounded to zero).

The Company’s parent, KASLION Acquisition B.V., has granted stock options and equity rights to receive KASLION shares or depository receipts in future (refer to note 33).

32           Related-party transactions

The Company entered into related-party transactions with:

1.               Philips, which was the Company’s parent before its current existence and continues to hold an indirect 19.9% beneficial interest.

2.               Various related parties in which NXP typically holds a 50% or less equity interest and has significant influence (refer to note 9). The transactions in these related parties are generally conducted with terms comparable to transactions with third-parties.

3.               In 2008, the Company established a joint venture with STMicroelectronics, at that time named ST-NXP Wireless, and then sold in February 2009. As of February, 2009, this (former) joint venture is no longer a related-party.

Through the purchase of component products, namely semiconductor products for the consumer electronic sector, NXP and Philips will have a continuing relationship for the foreseeable future.

The following table presents the amounts related to revenues and expenses incurred in transactions with these related parties:

	2007	2008	2009

Sales	77	112	25
Purchase of goods and services	241	328	98

The following table presents the amounts related to accounts receivable and payable balances with these related parties:

	2008	2009

Receivables	18	7
Payables	73	30

Since October, 2006 selected members of our management purchased approximately 11 million depository receipts issued by the Stichting Management Co-Investment NXP, each of these receipts representing an economic interest in a common share of KASLION. These depository receipts have been purchased at a price estimated to be fair market value and in the aggregate represent a beneficial interest in KASLION of approximately 0.25%.

33           Share-based compensation

As of 2007, the Company’s parent, KASLION, granted stock options to the members of the board of management and certain other executives of the NXP Group. Under the stock option plans the participants acquire the right to receive a depositary receipt over KASLION shares upon exercise and payment of the exercise price after the stock options have vested and the change in control event that triggers exercise has taken place. The exercise prices of stock options granted in 2007 and 2008 range from EUR 1.00 to EUR 2.50.

Also starting 2007, KASLION granted equity rights, referred to as restricted stock units, to certain non-executive employees of the NXP Group. These rights offer the participants the right to acquire KASLION shares or depository receipts for no consideration after the rights have vested and a change in control event that triggers exercise has taken place.

The purpose of these share-based compensation plans is to align the interests of management and other employees with those of the shareholders by providing additional incentives to improve the Company’s performance on a long-term basis by offering the participants to share in the benefits for the shareholders of a sale or change in control of the Company.

In years subsequent to the initial grant in 2007, additional stock options and equity rights were granted to existing participants in the share-based payments plans and to new participants entering the plans.

During 2009, KASLION executed a stock option exchange program for stock options granted in 2007 and 2008, and which were estimated to be deeply out of the money. Under this option exchange program, options with new exercise prices, different volumes and — in certain cases — revised vesting schedules, were granted to eligible individuals, in exchange for their owned options. By accepting the new options all options (vested and unvested) owned by the eligible individuals were cancelled.

The number of employees eligible for and affected by the option exchange program was approximately 120. As of May, 2009, options have been granted to eligible individuals under the revised stock options program. The exercise prices for the options granted or exchanged in 2009 ranged from EUR 0.10 till EUR 2.00.

No modifications occurred with respect to the equity rights of the non-executive employees.

The fair value of share-based payments is required to be based upon an option valuation model. Since neither KASLION’s stock options nor its shares are traded on any exchange and exercise is dependent upon a sale or change of control of the Company, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of these conditions for exercise. The Company has concluded that the fair value of the share-based payments can best be estimated by the use of a binomial option-pricing model because such models take into account the various conditions and subjective assumptions that determine the estimated value. The option-pricing model was an asset lattice using the Cox-Ross-Rubinstein methodology to model the potential paths of the assets and business enterprise value of the Company.

The assumptions used are:

•                  Expected life of the options and equity rights is calculated as the difference between the grant dates and an exercise triggering event not before the end of 2011; which resulted in expected lives of 4.25 and 3.25 years for options and rights granted in respectively 2007 and 2008. For the options granted in 2009 an expected of life of 3 years has been assumed;

•                  Risk-free interest rate is 4.1% for 2007 awards, 3.8% for 2008 awards and 1.6% for 2009 awards;

•                  Expected asset volatility is approximately 38% in 2009 and approximately 27% for 2007 and 2008. The calculation is based on the average volatility of comparable companies over an equivalent period from valuation date to exit date;

•                  Dividend pay-out ratio of nil;

•                  Lack of marketability discount is 35% for 2007 awards, 26% for 2008 awards and 28% for 2009 awards;

•                  The Business Economic Value of the Company based on projected discounted cash flows as derived from the Company’s business plan for the next 3 years, extrapolated until 2020 and using terminal growth rates from 3-4%. The discount factor was based on a weighted average cost of capital of approximately 14%.

Because the options and rights are not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the options and rights is an estimate based on the time period private equity on average takes to liquidate its investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period to the period from valuation date to exit date.

The vesting date of most of the equity rights granted in 2007 is April 1, 2010. The options vest gradually in 4 equal annual portions until October 1, 2010. The first portion of the 2007 grant 25% vested on October 1, 2007, which was also the grant date. The vesting date of the options granted in 2008 is in 2012, 4 years after the date of grant. Also these options vest gradually over 4 years. For the new options granted in 2009 also a 4-year graded vesting period applies. For the options that were granted in exchange for the cancelled options of 2007 and 2008 a vesting period applies that is depending on specific arrangements made with the participants. Some kept their original vesting schemes, while others were granted a vesting scheme of 50% or 25% of the original vesting scheme.

The assumptions were used for these calculations only and do not represent an indication of management’s expectations of future developments. Changes in the assumptions can materially affect the fair value estimate.

With regard to the modified options the unrecognized portion of the compensation costs of the cancelled options continues to be recognized over their remaining requisite vesting period. For the replacement options the incremental compensation costs are determined as the difference between the fair value of the cancelled options immediately before the grant date of the replacement options and the fair value of these replacement options at the grant date. This compensation cost will be recognized in accordance with the vesting schedules.

A charge of USD 28 million was recorded in 2009 (2008: USD 35 million, 2007: USD 28 million) for share-based compensation, of which USD 2 million related to incremental compensation costs for the modified stock option scheme (2008 and 2007: nil).

The following table summarizes the information about outstanding KASLION stock options and changes during 2009.

Stock options

	2009
	Stock options	Weighted average exercise price in EUR

Outstanding at January 1	653,616,140	1.61
Cancelled	(409,001,700)	1.62
Granted as replacement for cancelled option	134,782,684	1.09
Newly granted options	134,226,018	1.00
Exercised	—	—
Forfeited	(31,027,190)	1.52
Outstanding at December 31	482,595,952	1.30

Weighted average grant-date fair value in EUR of options granted during:
2007		0.11
2008		0.08
2009		0.09

The number of vested options at December 31, 2009 was 157,291,668 with a weighted average exercise price of EUR 1.36.

At December 31, 2009, there was a total of USD 27 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.4 years.

A summary of the status of KASLION’s equity rights granted in 2009 and changes during these years is presented below. All equity rights have an exercise price of nil euros.

Equity rights

	2009
	Shares	Weighted average grant date fair value in EUR

Outstanding at January 1	14,678,870	0.42

Granted	110,775	0.26
Exercised	—	—
Forfeited	(2,724,001)	0.45
Outstanding at December 31	12,065,644	0.42

The weighted average grant date fair value of equity rights granted in 2008 and 2007 was respectively EUR 0.26 and EUR 0.65. The number of vested equity rights at December 31, 2009 was nil.

At December 31, 2009, there was a total of less than USD 1 million of unrecognized compensation cost related to non-vested equity rights. This cost is expected to be recognized over a weighted-average period of 2.1 years.

None of the stock options and equity rights is currently exercisable. None of the stock options and equity rights will expire as a result of exceeding the maximum contractual term because such maximum term is not applicable to these instruments.

34              Assets received in lieu of cash from the sale of businesses

In 2009 shares and options were obtained upon completion of the strategic alliance with Virage Logic Corporation (USD 15 million).

35            Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

FASB ASC Topic 820 (formerly SFAS 157 “Fair Value Measurements”) requires to make quantitative disclose for financial assets and liabilities that are measured at fair value on a recurring basis. In the table below the column “Fair value hierarchy” the indicated level explains how fair value measurements have been arrived at.

•                  Level 1 measures fair value based on quoted prices in active markets for identical assets or liabilities;

•                  Level 2 measures fair value based on significant other observable inputs such as quoted prices for similar assets or liabilities in markets, observable interest rates or yield curves, etc.;

•                  Level 3 measures of fair value are based on unobservable inputs such as internally developed or used techniques.

		December 31, 2008		December 31, 2009
	Fair value hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Assets;
Securities *	1	33	33	—	—
Other financial assets *	1	18	18	35	35
Derivative instruments — assets *	2	37	37	2	2

Liabilities:
Short-term debt	2	(403)	(403)	(610)	(610)
Long-term debt (bonds)	1	(5,955)	(1,653)	(4,666)	(4,019)
Other long-term debt	2	(9)	(9)	(7)	(7)
Derivative instruments — liabilities *	2	(55)	(55)	(9)	(9)

* Represent assets and liabilities measured at fair value on a recurring basis.

For the fair value measurements of pension plan assets, and projected benefit obligations under these defined benefit plans you are referred to note 23.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents, accounts receivable and payable-current

The carrying amounts approximate fair value because of the short maturity of these instruments.

Other financial assets and derivative instruments

For other financial assets, fair value is based upon the quoted market prices.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

36           Other financial instruments, derivatives and currency risk

The Company does not purchase or hold financial derivative instruments for trading purposes. Assets and liabilities related to derivative instruments are disclosed in note 15 and note 21. Currency fluctuations may impact the Company’s financial results. The Company has a structural currency mismatch between costs and revenues, as a high proportion of its production, administration and research and development costs is denominated in EURO’s while a higher proportion of its revenues is denominated in US dollars or US dollar-related currencies.

The Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures.

Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of sales.  The hedges related to anticipated transactions are recorded as cash flow hedges. The results from such hedges were deferred in equity until 2007. From December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs. Changes in the fair value of these forward currency transactions that are not designated to anticipated transactions are immediately reported in the statement of operations under cost of sales.

Derivative instruments relate to

•                  hedged balance sheet items,

•                  hedged anticipated currency exposures with a duration of up to 12 months.

The derivative assets at the end of 2009 amounted to USD 2 million (2008: USD 37 million) whereas derivative liabilities amounted to USD 9 million (2008: USD 55 million) and are included in other current assets and accrued liabilities in the consolidated balance sheets.

Currency risk

A higher proportion of our revenues is in US dollars or US dollar- related currencies, compared to our costs. Accordingly, our results of operations may be affected by changes in foreign exchange rates, particularly between the euro and US dollar. A strengthening of the euro against US dollar during any reporting period will reduce income from operations of NXP.

It is NXP’s policy that transaction exposures are hedged. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency.

We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenues and expenses.

Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and a cash position in both euro and dollar. The currency exposure related to our bonds has not been hedged.

The table below outlines the foreign currency transactions outstanding per December 31, 2009:

	Aggregate Contract amount (1) buy/ (sell)	Weighted Average Tenor (in months)
Foreign currency forward contracts(1)
Euro (US dollar)	154	2
US dollar (Japanese Yen)	13	1
(Euro) Japanese Yen	8	1
Great Britain pound (US dollar)	16	1
Euro (Great Britain pound)	5	1
(US dollar) Singapore dollar	13	1
(US dollar) Chinese yuan	5	1
US dollar (Thailand baht)	6	1
(Euro) Singapore dollar	25	1

(1) USD equivalent

Interest rate risk

NXP has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006, NXP issued several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. The euro and US dollar denominated notes represent 36% and 64% respectively of the total notes outstanding.

The following table summarizes the outstanding notes per December 31, 2009:

	Principal amount *		Fixed/ floating	Current coupon rate	Maturity date

Senior Secured Notes	EUR	843	Floating	3.4920	2013
Senior Secured Notes	USD	1,201	Floating	3.0344	2013
Senior Secured Notes	USD	845	Fixed	7.8750	2014
Senior Notes	EUR	297	Fixed	8.6250	2015
Senior Notes	USD	788	Fixed	9.5000	2015
Super Priority Notes	EUR	29	Fixed	10.0000	2013
Super Priority Notes	USD	221	Fixed	10.0000	2013

* amount in millions

A sensitivity analysis shows that if interest rates were to increase/decrease instantaneously by 1% from the level of December 31, 2009 all other variables held constant, the annualized net interest expense would increase/decrease by USD 24 million. This impact is based on the outstanding net debt position as per December 31, 2009.

37           Supplemental Guarantor Information

Certain of the wholly-owned subsidiaries of NXP provide joint and several unconditional guarantees of NXP’s obligations under the notes issued in connection with the acquisition of NXP.  Pursuant to Rule 3-10 of Regulation S-X of the Securities and Exchange Commission, the following consolidated financial information of the guarantors and non-guarantors, detailed in restricted and unrestricted, is provided in lieu of financial statements of such guarantor entities, and are determined based on the assets, liabilities and operations of the entities which are included in the guarantor and non-guarantor subsidiaries of NXP.

Supplemental consolidated statement of operations for the year ended December 31, 2009

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Sales	—	3,028	711	3,739	104	—	3,843
Intercompany sales	—	620	371	991	213	(1,204)	—
Total sales	—	3,648	1,082	4,730	317	(1,204)	3,843
Cost of sales	(18)	(2,641)	(924)	(3,583)	(264)	973	(2,874)
Gross margin	(18)	1,007	158	1,147	53	(231)	969
Selling expenses		(232)	(103)	(335)	—	58	(277)
General and administrative expenses	(402)	(464)	(31)	(897)	—	94	(803)
Research and development expenses	10	(650)	(222)	(862)	6	79	(777)

Other business income (loss)	(87)	(152)	235	(4)	(8)	—	(12)
Income (loss) from operations	(497)	(491)	37	(951)	51	—	(900)
Financial income and expenses	812	(133)	2	681	1	—	682
Income subsidiaries	(531)	—	—	(531)	—	531	—
Income (loss) before taxes	(216)	(624)	39	(801)	52	531	(218)
Income tax benefit (expense)	(33)	(13)	29	(17)	—	—	(17)
Income (loss) after taxes	(249)	(637)	68	(818)	52	531	(235)
Results relating to equity-accounted investees	74	—	—	74	—	—	74
Net income (loss)	(175)	(637)	68	(744)	52	531	(161)

Supplemental consolidated statement of operations for the year ended December 31, 2008

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Sales	—	4,027	1,276	5,303	140	—	5,443
Intercompany sales	—	1,081	411	1,492	303	(1,795)	—
Total sales	—	5,108	1,687	6,795	443	(1,795)	5,443
Cost of sales	(121)	(3,851)	(1,555)	(5,527)	(355)	1,657	(4,225)
Gross margin	(121)	1,257	132	1,268	88	(138)	1,218
Selling expenses	—	(308)	(142)	(450)	—	50	(400)
General and administrative expenses	(1,248)	(564)	(74)	(1,886)	—	11	(1,875)
Research and development expenses	12	(883)	(405)	(1,276)	—	77	(1,199)
Write-off of acquired in-process research and development	(26)	—	—	(26)	—	—	(26)
Other business income (loss)	(1,456)	453	650	(353)	(11)	—	(364)
Income (loss) from operations	(2,839)	(45)	161	(2,723)	77	—	(2,646)
Financial income and expenses	(372)	(249)	3	(618)	4	—	(614)
Income subsidiaries	(405)	—	—	(405)	—	405	—
Income (loss) before taxes	(3,616)	(294)	164	(3,746)	81	405	(3,260)
Income tax benefit (expense)	284	(246)	(79)	(41)	(5)	—	(46)
Income (loss) after taxes	(3,332)	(540)	85	(3,787)	76	405	(3,306)
Results relating to equity-accounted investees	(268)	—	—	(268)	—	—	(268)
Net income (loss)	(3,600)	(540)	85	(4,055)	76	405	(3,574)

Supplemental consolidated statement of operations for the year ended December 31, 2007

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Sales	—	4,643	1,513	6,156	165	—	6,321
Intercompany sales	—	1,335	477	1,812	331	(2,143)	—
Total sales	—	5,978	1,990	7,968	496	(2,143)	6,321
Cost of sales	(143)	(3,908)	(1,910)	(5,961)	(375)	2,060	(4,276)
Gross margin	(143)	2,070	80	2,007	121	(83)	2,045
Selling expenses	—	(315)	(115)	(430)	—	5	(425)
General and administrative expenses	(638)	(467)	(85)	(1,190)	—	1	(1,189)
Research and development expenses	—	(852)	(553)	(1,405)	—	77	(1,328)
Write-off of acquired in-process research and development	(15)	—	—	(15)	—	—	(15)
Other business income (loss)	(60)	(457)	660	143	(9)	—	134
Income (loss) from operations	(856)	(21)	(13)	(890)	112	—	(778)
Financial income and expenses	58	(220)	(26)	(188)	7	—	(181)
Income subsidiaries	(85)	—	—	(85)	—	85	—
Income (loss) before taxes	(883)	(241)	(39)	(1,163)	119	85	(959)
Income tax benefit (expense)	273	55	69	397	(1)	—	396
Income (loss) after taxes	(610)	(186)	30	(766)	118	85	(563)
Results relating to equity-accounted investees	(40)	—	—	(40)	—	—	(40)
Net income (loss)	(650)	(186)	30	(806)	118	85	(603)

Supplemental condensed consolidated balance sheet at December 31, 2009

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	585	130	89	804	237	—	1,041
Receivables	2	475	85	562	6	—	568
Intercompany accounts receivable	92	124	120	336	58	(394)	—
Assets held for sale	80	60	4	144	—	—	144
Inventories	—	458	50	508	34	—	542
Other current assets	30	165	29	224	3	—	227
Total current assets	789	1,412	377	2,578	338	(394)	2,522

Non-current assets:
Investments in equity-accounted investees	43	—	—	43	—	—	43
Investments in affiliated companies	1,211	—	—	1,211	—	(1,211)	—
Other non-current financial assets	16	17	2	35	—	—	35
Other non-current assets	215	315	72	602	2	—	604
Property, plant and equipment:	155	880	127	1,162	199	—	1,361
Intangible assets excluding goodwill	1,965	33	7	2,005	1	—	2,006
Goodwill	2,621	—	—	2,621	—	—	2,621
Total non-current assets	6,226	1,245	208	7,679	202	(1,211)	6,670
Total assets	7,015	2,657	585	10,257	540	(1,605)	9,192

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	476	82	558	24	—	582
Liabilities held for sales	—	1	1	2	—	—	2
Intercompany accounts payable	5	267	118	390	4	(394)	—
Accrued liabilities	152	431	147	730	26	—	756
Short-term provisions	—	217	52	269	—	—	269
Other current liabilities	32	44	12	88	—	—	88
Short-term debt	600	—	2	602	8	—	610
Intercompany financing	—	3,809	(9)	3,800	—	(3,800)	—
Total current liabilities	789	5,245	405	6,439	62	(4,194)	2,307

Non-current liabilities:
Long-term debt	4,666	3	4	4,673	—	—	4,673
Long-term provisions	592	302	27	921	4	—	925
Other non-current liabilities	38	109	4	151	8	—	159
Total non-current liabilities	5,296	414	35	5,745	12	—	5,757
Non-controlling interests	—	—	16	16	182	—	198
Shareholder’s equity	930	(3,002)	129	(1,943)	284	2,589	930
Total liabilities and Shareholder’s equity	7,015	2,657	585	10,257	540	(1,605)	9,192

Supplemental condensed consolidated balance sheet at December 31, 2008

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	1,110	405	89	1,604	192	—	1,796
Securities	33	—	—	33	—	—	33
Receivables	—	362	150	512	5	—	517
Intercompany accounts receivable	127	216	56	399	50	(449)	—
Inventories	—	537	71	608	22	—	630
Other current assets	57	121	31	209	3	—	212
Total current assets	1,327	1,641	397	3,365	272	(449)	3,188

Non-current assets:
Investments in equity-accounted investees	140	—	18	158	—	—	158
Investments in affiliated companies	1,467	—	—	1,467	—	(1,467)	—
Other non-current financial assets	1	15	2	18	—	—	18
Other non-current assets	289	152	28	469	—	—	469
Property, plant and equipment:	231	1,133	168	1,532	275	—	1,807
Intangible assets excluding goodwill	2,326	49	7	2,382	2	—	2,384
Goodwill	2,661	—	—	2,661	—	—	2,661
Total non-current assets	7,115	1,349	223	8,687	277	(1,467)	7,497
Total assets	8,442	2,990	620	12,052	549	(1,916)	10,685

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	536	71	607	12	—	619
Intercompany accounts payable	36	153	256	445	4	(449)	—
Accrued liabilities	332	466	166	964	19	—	983
Short-term provisions	(5)	130	4	129	—	—	129
Other current liabilities	3	103	14	120	—	—	120
Short-term debt	400	—	3	403	—	—	403
Intercompany financing	—	3,280	(140)	3,140	12	(3,152)	—
Total current liabilities	766	4,668	374	5,808	47	(3,601)	2,254

Non-current liabilities:
Long-term debt	5,955	4	5	5,964	—	—	5,964
Long-term provisions	643	290	133	1,066	6	—	1,072
Other non-current liabilities	3	86	10	99	8	—	107
Total non-current liabilities	6,601	380	148	7,129	14	—	7,143
Non-controlling interests	—	—	23	23	190	—	213
Shareholder’s equity	1,075	(2,058)	75	(908)	298	1,685	1,075
Total liabilities and Shareholder’s equity	8,442	2,990	620	12,052	549	(1,916)	10,685

Supplemental condensed consolidated statement of cash flows for the year ended December 31, 2009

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- Total	Non- guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	(175)	(637)	68	(744)	52	531	(161)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	531	—	—	531	—	(531)	—
Depreciation and amortization	469	332	51	852	86	—	938
Net gain on sale of assets	(68)	4	5	(59)	1	—	(58)
Gain on extinguishment of debt	(1,045)	—	—	(1,045)	—	—	(1,045)
Results relating to equity-accounted investees	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	(29)	—	(29)
Decrease (increase) in receivables and other current assets	25	(152)	69	(58)	(1)	—	(59)
Decrease in inventories	—	40	22	62	(12)	—	50
Increase (decrease) in accounts payable, accrued and other liabilities	(134)	(128)	(22)	(284)	20	—	(264)
Decrease (increase) intercompany current accounts	71	144	(207)	8	(8)	—	—
Increase in non-current receivables/other assets	79	(122)	(40)	(83)	(2)	—	(85)
Increase (decrease) in provisions	(49)	50	(34)	(33)	(1)	—	(34)
Other items	(21)	25	(1)	3	(1)	—	2
Net cash provided by (used for) operating activities	(317)	(444)	(89)	(850)	105	—	(745)

Cash flows from investing activities:
Purchase of intangible assets	—	(3)	(5)	(8)	—	—	(8)
Capital expenditures on property, plant and equipment	—	(72)	(15)	(87)	(9)	—	(96)
Proceeds from disposals of property, plant and equipment	—	22	—	22	—	—	22
Proceeds from the sale of securities	20	—	—	20	—	—	20
Purchase of other non-current financial assets	—	(2)	—	(2)	—	—	(2)
Proceeds from the sale of other non-current financial assets	—	1	—	1	—	—	1
Proceeds from sale of interests in businesses	123	—	18	141	—	—	141
Net cash (used for) provided by investing activities	143	(54)	(2)	87	(9)	—	78

Cash flows from financing activities:
Net borrowings of short-term debt	200	—	—	200	7	—	207
Repurchase of long-term debt	(286)	—	—	(286)	—	—	(286)
Principal payments on long-term debt	—	(1)	—	(1)	—	—	(1)
Net changes in intercompany financing	(615)	490	138	13	(13)	—	—
Net changes in intercompany equity	358	(266)	(46)	46	(46)	—	—
Net cash provided by (used for) financing activities	(343)	223	92	(28)	(52)	—	(80)
Effect of changes in exchange rates on cash positions	(8)	—	(1)	(9)	1	—	(8)
Increase (decrease) in cash and cash equivalents	(525)	(275)	—	(800)	45	—	(755)
Cash and cash equivalents at beginning of period	1,110	405	89	1,604	192	—	1,796
Cash and cash equivalents at end of period	585	130	89	804	237	—	1,041

Supplemental condensed consolidated statement of cash flows for the year ended December 31, 2008

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	(3,600)	(540)	85	(4,055)	76	405	(3,574)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	405	—	—	405	—	(405)	—
Depreciation and amortization	1,427	401	63	1,891	119	—	2,010
Net gain on sale of assets	1,422	(826)	(227)	369	—	—	369
Results relating to equity-accounted investees	268	—	—	268	—	—	268
Dividends paid to non-controlling interests	—	—	—	—	(19)	—	(19)
Decrease (increase) in receivables and other current assets	(1)	69	75	143	16	—	159
Decrease in inventories	—	112	(7)	105	17	—	122
Increase (decrease) in accounts payable, accrued and other liabilities	(47)	(238)	(46)	(331)	(25)	—	(356)
Decrease (increase) intercompany current accounts	(338)	245	94	1	(1)	—	—
Increase in non-current receivables/other assets	(172)	150	(44)	(66)	(1)	—	(67)
Increase (decrease) in provisions	71	159	111	341	5	—	346
Other items	102	23	(6)	119	1	—	120
Net cash provided by (used for) operating activities	(463)	(445)	98	(810)	188	—	(622)

Cash flows from investing activities:
Purchase of intangible assets	—	(29)	(5)	(34)	(2)	—	(36)
Capital expenditures on property, plant and equipment	—	(288)	(73)	(361)	(18)	—	(379)
Proceeds from disposals of property, plant and equipment	—	60	1	61	—	—	61
Proceeds from disposals of assets held for sale	—	—	130	130	—	—	130
Purchase of other non-current financial assets	—	(14)	—	(14)	—	—	(14)
Proceeds from the sale of other non-current financial assets	4	6	—	10	—	—	10
Purchase of interests in businesses	(198)	—	(8)	(206)	—	—	(206)
Proceeds from sale of interests in businesses	1,447	1	1	1,449	—	—	1,449
Net cash (used for) provided by investing activities	1,253	(264)	46	1,035	(20)	—	1,015

Cash flows from financing activities:
Net borrowings (repayments) of short-term debt	401	(3)	—	398	(4)	—	394
Capital repayment to non-controlling interests	—	—	—	—	(78)	—	(78)
Net changes in intercompany financing	(474)	567	(90)	3	(3)	—	—
Net changes in intercompany equity	(6)	180	(21)	153	(153)	—	—
Net cash provided by (used for) financing activities	(79)	744	(111)	554	(238)	—	316
Effect of changes in exchange rates on cash positions	60	4	(18)	46	—	—	46
Increase (decrease) in cash and cash equivalents	771	39	15	825	(70)	—	755
Cash and cash equivalents at beginning of period	339	366	74	779	262	—	1,041
Cash and cash equivalents at end of period	1,110	405	89	1,604	192	—	1,796

Supplemental condensed consolidated statement of cash flows for the year ended December 31, 2007

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	(650)	(186)	30	(806)	118	85	(603)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	85	—	—	85	—	(85)	—
Depreciation and amortization	783	423	199	1,405	142	—	1,547
Net gain on sale of assets	(63)	(62)	11	(114)	—	—	(114)
Results relating to equity-accounted investees	40	—	—	40	—	—	40
Dividends paid to non-controlling interests	—	—	—	—	(3)	—	(3)
Decrease (increase) in receivables and other current assets	(47)	15	(16)	(48)	10	—	(38)
Decrease in inventories	—	(64)	(2)	(66)	(4)	—	(70)
Increase (decrease) in accounts payable, accrued and other liabilities	125	309	55	489	6	—	495
Decrease (increase) intercompany current accounts	(78)	30	70	22	(22)	—	—
Increase in non-current receivables/other assets	(7)	(137)	(91)	(235)	(2)	—	(237)
Increase (decrease) in provisions	(254)	24	(3)	(233)	—	—	(233)
Other items	(282)	32	(1)	(251)	—	—	(251)
Net cash provided by operating activities	(348)	384	252	288	245	—	533

Cash flows from investing activities:
Purchase of intangible assets	(19)	(13)	(5)	(37)	—	—	(37)
Capital expenditures on property, plant and equipment	—	(322)	(132)	(454)	(95)	—	(549)
Proceeds from disposals of property, plant and equipment	—	44	136	180	—	—	180
Purchase of other non-current financial assets	—	(6)	—	(6)	—	—	(6)
Proceeds from the sale of other non-current financial assets	—	—	2	2	2	—	4
Purchase of interests in businesses	(434)	—	(8)	(442)	—	—	(442)
Proceeds from sale of interests in businesses	105	59	8	172	—	—	172
Net cash (used for) provided by investing activities	(348)	(238)	1	(585)	(93)	—	(678)

Cash flows from financing activities:
Net repayments in short-term debt	—	—	(19)	(19)	(3)	—	(22)
Net changes in intercompany financing	558	(314)	(244)	—	—	—	—
Net changes in intercompany equity	(326)	318	8	—	—	—	—
Net cash provided by financing activities	232	4	(255)	(19)	(3)	—	(22)
Effect of changes in exchange rates on cash positions	(1)	4	(27)	(24)	—	—	(24)
Increase in cash and cash equivalents	(465)	154	(29)	(340)	149	—	(191)
Cash and cash equivalents at beginning of period	804	212	103	1,119	113	—	1,232
Cash and cash equivalents at end of period	339	366	74	779	262	—	1,041

38    Subsequent events

On February 8, 2010, we completed Trident’s acquisition of NXP’s television systems and set-top box business lines, a transaction first announced on October 5, 2009. Subsequent the closing of the acquisition, NXP owns approximately 60% of the outstanding stock of Trident. As a result of the terms and conditions agreed between the parties, primarily that NXP will only retain a 30% voting interest in participatory rights and 60% voting interest for protective rights only, NXP will account for its investment in Trident under the equity method.

In order to reduce our overall debt level and related interest expense, after the reporting date we purchased senior notes in an open market transaction for a nominal amount of approximately USD 14.5 million. The payment of the notes was funded with available cash. We may from time to time continue to seek opportunities to retire or purchase our outstanding debt.

Per year-end, the activities of Moversa, our joint-venture with Sony established in 2007, ended. As per February 23, 2010, NXP acquired Sony’s 50% stake in Moversa, and merged Moversa with NXP Semiconductors Austria GmbH.

Intentionally left blank

Investor Information

Corporate seat and head office

We were incorporated in The Netherlands as a Dutch private company with limited liability (besloten vennootschap) on December 21, 1990 as a wholly-owned subsidiary of Koninklijke Philips Electronics N.V.  On September 29, 2006 we changed our name from Philips Semiconductors International B.V. to NXP B.V.  Our corporate seat is in Eindhoven, The Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Netherlands Civil Code, Book 2, Sections 379 and 414), forms part of the notes to the consolidated financial statements and is deposited at the office of the Commercial Register in Eindhoven, Netherlands (file no. 17070622).

Our registered office is:

NXP Semiconductors

High Tech Campus 60,

PO Box 80073, 5600 KA  Eindhoven

The Netherlands

Switchboard telephone: +31-40-27 29999

Investor Information

Activities

NXP is in contact with its investors via broker conferences, roadshows, conference calls and meetings. The purpose hereof is to inform the market on the results, strategy and decisions made.

Financial calendar

First quarterly report 2010	April 26, 2010	(*)
Second quarterly report 2010	August 3, 2010	(*)
Third quarterly report 2010	November 2, 2010	(*)
Fourth quarterly report 2010/Annual Report 2010	February 25, 2011	(*)

(*) These dates are subject to final confirmation

Credit ratings (as per December 31, 2009) (*)

Agency	Standard & Poor’s	Moody’s
Corporate rating	CCC	CAA2
Senior Secured notes	CC	C
Senior unsecured notes	CC	C
Secured revolving credit facility	B-

(*) The Standard & Poor’s and Moody’s ratings have a negative outlook.

Website

Detailed information for investors is available on our Investor Relations website http://www.nxp.com/investor/. Next to financial reports and presentations, the site provides a financial calendar, recent company news, a subscription possibility and contact information.

Contacts

Albert Hollema

SVP & Group Treasurer/Investor Relations

Telephone: +31-40- 27 25610

E-mail: albert.hollema@nxp.com

Mariëlle Oprinsen

Office Manager — Investor Relations

Telephone: +31-40-27 28079

E-mail: marielle.oprinsen@nxp.com

www.nxp.com

All rights reserved. Reproduction in whole or in part is prohibited without the prior written consent of the copyright owner. The information presented in this document does not form part of any quotation or contract, is believed to be accurate and reliable and may be changed without notice. No liability will be accepted by the publisher for any consequence of its use. Publication thereof does not convey nor imply any license under patent-or other industrial or intellectual property rights.

Date of release: March 2010